FIR S T M AJE S TIC S ILVE R C O R P. 20 1 6 AN N U AL R E P O R T CHALLENGES MET, OBJECTIVES BEING REALIZED.

Vancouver-based First Majestic Silver Corp. owns and operates six silver mines in Mexico with two advanced-stage projects in our development pipeline. Our primary goal is to reach annual silver production exceeding 20 million ounces. Over the Company’s 14-year history, First Majestic has forged a reputation for exceptional management, rapid growth and industry innovation while passionately supporting the communities and regions that host our operations. We owe our success to the First Majestic Family, a close-knit team that includes some of the industry’s top talent in mining, geology, technology and human resources. ABOUT THE COVER: Our cover diagram represents the atomic structure of silver—a metal optimized for electrical and thermal conductivity. The First Majestic logo sits at the centre, or nucleus, where the atom contains 47 protons and electrons thus giving silver its atomic number of 47. Surrounding the nucleus are 61 electrons situated in five shells, or energy levels. It is this configuration that gives silver its attractiveness, rarity and optimum properties for industry and technology. This is what makes silver so valuable today and so essential for the future of a rapidly changing world.

[ TABLE OF CONTENTS ] OUR VISION02 CORPORATE MESSAGES 04MILESTONES AND HIGHLIGHTS 03 TARGETS FOR 2017 10 FIRST MAJESTIC LEADERSHIP 12 MINES AND PROJECTS 16COMMUNITY AND SUSTAINABILITY 14 RESERVES AND RESOURCES 32 SILVER BULLION STORE 34 MANAGEMENT DISCUSSION AND ANALYSIS 77AUDITED CONSOLIDATED FINANCIAL STATEMENTS 38 CORPORATE INFORMATION 116 TABLE OF CONTENTS FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 01

TRANSFORMATION – A Commitment to Change in the face of industry headwinds • Since 2011, cash costs reduced by 28% to $5.92 per ounce • Innovation for exceptional efficiency throughout our operations • Employed industry-leading technology to track and measure financial and operational metrics • Streamlined and optimized management and reporting hierarchies OPTIMIZATION – Challenges met, now we optimize our operations • New and substantial investment in exploration and development • Investing in plant improvements, and modernization • Attracting specialized, industry-leading talent for new initiatives • Alignment with value-driven, collaborative culture throughout the organization REALIZATION – Our blueprint for the next five years • 20 million ounces annual silver production • New mines in production • Achieve manufacturing-level efficiency • Realize top-tier margins, earnings, and All-In Sustaining Cost OUR VISION FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016 02 OUR VIS ION Maximize margins, minimize risk by achieving manufacturing-level efficiency while generating steady growth and increasing shareholder value.

MILESTONES 2016

[MILESTONE 01]
Record silver production: 11.9M ounces

[MILESTONE 02]
Record silver equivalent production: 18.7M ounces

[MILESTONE 03]
Record gold production: 62,436 ounces

[MILESTONE 04]
Revenues increased by 27% over 2015

[MILESTONE 05]
Net Earnings of $8.6M in 2016, compared with a net loss in 2015

[MILESTONE 06]
Completed 49,428 metres of mine development and 97,576 metres of diamond drilling, up 32% and 170%, respectively, over 2015

[MILESTONE 07]
Ended 2016 with record cash and cash equivalents of $129M, up from $51M in 2015

HIGHLIGHTS

All dollar amounts in this report are US$ unless otherwise indicated

OPERATING	2016	2015	2014	2013	2012
Silver equivalent ounces produced	18,669,800	16,086,272	15,257,958	12,791,527	9,110,452
Silver ounces produced	11,853,438	11,142,109	11,748,721	10,641,465	8,260,434
Gold ounces produced	62,436	25,467	12,283	10,040	4,221
Payable silver ounces produced	11,553,271	10,755,381	11,528,362	10,087,254	7,990,492
Total cash costs per ounce of silver	$ 5.92	$ 7.87	$ 9.58	$ 9.35	$ 9.08
All-In Sustaining Costs per ounce of silver	$ 10.79	$ 13.43	$ 17.71	NA	NA

FINANCIAL (Millions except per share amounts)	2016	2015	2014	2013	2012
Revenues	$ 278.1	$ 219.4	$ 245.5	$ 251.3	$ 247.2
Mine Operating Earnings	$ 49.2	$ 8.7	$ 30.2	$ 92.3	$ 142.0
Net Earnings (Loss)	$ 8.6	$ (108.4)	$ (61.4)	$ (38.2)	$ 88.9
Earnings (Loss) per Share	$ 0.05	$ (0.84)	$ (0.52)	$ (0.33)	$ 0.80
Cash Flow per Share	$ 0.67	$ 0.46	$ 0.63	$ 1.17	$ 1.35

"First Majestic's greatly improved performance reflects decisions made five years ago."

MILESTONES AND HIGHLIGHTS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
03

MESSAGE FROM THE PRESIDENT AND CEO To Our Shareholders: Reinvesting for Growth Performance, efficiency and a better long-term outlook provide good reasons why “optimization” was the right, if not perfect, theme for this year’s annual report. Following five years of very challenging market environments, along with cutbacks at just about every level, we are enjoying much improved cash flows. As a result, we are now reinvesting for growth while continuing to optimize operations throughout the company. With revenues climbing and a return to profitability, we have increased exploration by 100% in just the last two quarters. Our mine development budget is up 50% over last year, with capital expenditures forecast to reach $124 million in 2017—an increase of more than 88% over 2016. We are bringing in new, industry-leading talent to manage new initiatives, and we continue to invest heavily in technology to modernize and streamline our operations. Silver production, at 11.9 million ounces, increased by 6% over 2015. The higher numbers reflect a full year of output from our newly acquired Santa Elena mine, plus higher silver grades, throughput rates and recoveries. All of this reflects important decisions made as far back as 2012, when the market environment began to deteriorate. It was then apparent to management that crucial action was necessary to maintain a healthy balance sheet, or perhaps even to survive, if conditions prevailed—which they did for the next four years. One of our primary mandates was to use the downturn to our advantage. This meant substantially transforming First Majestic from a growth-oriented company to a much more efficient, manufacturing-based model. We dramatically cut costs, and we invested whatever spare capital we had to develop better tracking systems and technology that would empower staff to spend wisely and make better decisions. MESSAGE FROM THE PRESIDENT AND CEO FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016 04 Today we see the results of our transformative efforts. All-In Sustaining Costs (AISC) have dropped from $17.71 per ounce in 2014 (the first year we employed this metric) to $10.79 per ounce in 2016—an improvement of 39% and one of the industry’s lowest. The low costs, combined with higher production and improved metals markets, allowed us to generate net income of $8.6 million in 2016, compared with losses in the three previous years. Optimization also means that, with First Majestic once again in a position of strength, we are focused on efforts that will make us even more productive and efficient. We have more cash now than at any time in the history of the company. We will use these funds to improve our mines and plants, streamline our decision-making processes and management systems, rebuild reserves and resources and essentially take First Majestic to our next major goals. With expanded production from existing mines, plus expected new production from projects in the pipeline, I believe we are at the beginning of several years of further growth. “We have more cash now than at any time in the history of the company.” MUCH HIGHER CASH FLOWS INVESTING IN TECHNOLOGY MANUFACTURING EFFICIENCY MODEL BALANCE SHEET STRENGTH RECRUITING TOP TALENT

“My view of optimization is that, after four years of managing principally to survive headwinds and drastically cut costs, we’re now putting money to work again. We’re still very much focused on bringing costs down further, but cash flows are to the point where we can start expanding the business again. This is an exciting turn for us—and for our shareholders.” MESSAGE FROM PRESIDENT AND CEO FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 05 It’s very refreshing for me to report on such a positive year and to do so with such optimism looking ahead to 2017 and beyond. None of this would be possible without the team we have built at First Majestic. I extend my thanks and congratulations to everyone in the First Majestic Family. I look forward to celebrating the many accomplishments to come. Keith Neumeyer President and CEO @keith_neumeyer

MESSAGE FROM THE COO FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016 06 MESSAGE FROM THE CH IEF OPERATING OFFICER Fresh Investment in Technology and Training As First Majestic continues its steady path of transformation, I’m excited and grateful to be part of this optimization phase and help the Company become one of the world’s leading pure silver mining companies. I have always been a builder of things, and having this chance to build upon the hard work of my predecessors represents a dream opportunity. First Majestic has enjoyed an exceptional history, growing from a one-mine operation into a 12 million ounce per year silver producer in a little over a decade. We now operate six mines with multiple exploration and growth projects showing consistent growth, even in challenging times. With the recent strengthening in the silver price, 2017 represents a recovery year where we can invest more in our operations and begin to unlock their full value for the future. Following many cost optimization projects, today we are able to realize our potential through fresh investments in technology and training. We have formed a new branch of the company called “Operational Excellence” which focuses on optimizing our employees’ skills and capabilities. By combining training, safety, labour relations and operational discipline, we can create high calibre miners while maximizing safe production. Last year we launched an in-house Engineer-in-Training (EIT) program for recent Mining, Metallurgy, Geological and Mechanical engineering graduates to receive specialized training throughout our operations. These young engineers will gain exposure to different technical levels of the business as well as cross-discipline and miner training to position them for success to become the leaders of tomorrow in our operations. We know that a safe mine is an efficient mine. Following on the success of our EIT program, we have created the Miner-in-Training (MIT) program which aims to train multi-skilled, highly-productive miners who will have the abilities to safely exceed current production capabilities. Apart from hands-on technical training, they will also have significant exposure to safety and environmental spill training to ensure that incidents are properly reported and contained. Given the success that other mining companies have had with these programs, I’m certain they will strengthen our operational and safety performance. Combining technology, training and innovation, we will position the company to continue on its growth plan, producing cost-efficient ounces with minimal impact on our people and environment. Again, I offer my thanks to Senior Management, the Board of Directors and everyone on the First Majestic team for their confidence and support to lead the operations into their next phase and achieve operational excellence. Working together as a team, we will build a better future for all our stakeholders. Dustin VanDoorselaere, B.Sc., B.Eng. Chief Operating Officer “From an operations standpoint, optimization means we are strengthening investment in our most important asset—the First Majestic Family. In particular, we have established focused training and education programs that will position our miners and engineers to become the leaders of tomorrow in our operations.” “We have formed a new branch of the company called “Operational Excellence” which focuses on optimizing our employees’ skills and capabilities.”

MESSAGE FROM THE CH IEF F INANCIAL OFFICER A Commitment to Change Financially, the past year was a time of regeneration for First Majestic. Following the working capital crunches of 2014 and 2015, better cash flows in 2016 provided breathing room and allowed us to bring strength to our balance sheet. Through the efforts of our financial team and help from our banking relationships, we were able to restructure the company’s debt and raise more than C$57 million through a private placement. Our cash position at year end totaled $129 million, a significant improvement over the previous four years. These efforts were part of a fresh campaign to optimize the company’s financial situation. We have a long way to go, but the efforts are underway and bearing fruit. During the year we launched an in-depth review to assess revenues, expected revenues, costs and margins, along with an analysis of where best to allocate available working capital. With our situation improving, we chose to make significant investments in exploration and development, which of course is the lifeblood for any mining company’s growth and long-term future. We also transformed the way we manage our finances, with head office taking over fiscal responsibility of our operations in Mexico. This move has proved extremely effective, giving us much more transparency and control over both revenues and expenses. We are hiring highly qualified talent to inject fresh energy and innovation into the company. New hires included a senior tax employee in Mexico City who built a tax team to help us become far more efficient in how much we pay in taxes and how much we collect in refunds owing. When we acquired SilverCrest Mines in 2015, they had two years of value-added taxes outstanding. Our team cleared up this entire tax balance, adding over $10 million to our treasury. Optimization also includes assessing current contracts and expenditures. For example, through a process of tendering and negotiating, we cut our smelting and refining charges to less than half of what they were last year. Going forward, our operations will only get more effective with these types of measures and controls. We have set ourselves up to reap the benefits of improving silver prices with much more efficient operations. I think one of our key advantages is our ability to respond to challenges quickly and take advantage of opportunities as they arise. Exceptional talent throughout the company makes us more nimble than our competitors. We have worked hard at maintaining this responsiveness, and it will be a key part of our vision going forward. In closing, I believe all of us at First Majestic are optimistic going into 2017. The gold/silver ratio points to higher silver prices, as do the supply and demand fundamentals. To me it feels like we are coming out of a financial winter and entering a spring. I look forward to seeing the company grow again as a result of our hard work and determination. Raymond Polman, CPA, CA Chief Financial Officer “Financial optimization has meant significant improvements in revenues, cash flow, debt and cost containment. We have cleaned up the company’s balance sheet, giving us a position of strength and flexibility. As a result, we are once again investing for growth—but with much lower costs than before.” MESSAGE FROM THE CFO FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 07 “With our situation improving, we chose to make significant new investments in exploration and development.”

MESSAGE FROM THE CH IEF TRANSFORMATION OFFICER Changing our Corporate DNA We enter 2017 with a company-wide commitment for change and improvement. Change equals transformation; transformation leads to optimization. This is my mandate as Chief Transformation Officer. We have made enormous progress with this directive, but truly we are just getting started. The challenges we faced over the past five years delivered setbacks, but they also produced a number of positive outcomes and initiatives. Our most important initiative has been a wholesale change in the way we manage this company. In fact I would hesitate to call this simply an “initiative,” because we are in effect changing First Majestic’s corporate DNA. What this means is that we are unifying the company’s various levels of operation into one work force, operating as efficiently as possible to achieve our goals. We want to align all components of our corporate “engine” so that the machinery runs much more smoothly and powerfully. We are in Phase II of this process, which is our optimization phase. This will take time, and it will take reinforcement. From top to bottom, we are reforming our corporate culture into one of measurement, optimization and accountability. Measurement leads to understanding, which leads to Root Cause Analysis (RCA), which is identifying the root causes of problems. That guides us to improvements, to doing things better and more efficiently. Repeat this cycle over and over, and you begin to optimize the operation. We give each manager measurable outcomes to achieve. If they don’t reach these numbers, we analyze why. Then we find solutions to help them. This is optimization, and it is accountability. It involves a process of planning, analyzing, changing, refining and then doing it all over again. We are giving management at all levels autonomy to achieve their objectives, in effect giving them the “why” and the room to learn, and crucially the freedom to make mistakes and fail. We are telling them, “question everything, because nothing is sacred.” That is how we will all learn and improve and find innovative solutions. As it was through all of last year, our optimization efforts for 2017 are centered around mining operations and production costs. Through better measurement and management of our dilution and recoveries, we are seeing very encouraging results. Margins and All-In Sustaining Costs have improved significantly. Some of this is the result of a devalued peso, but a great deal of the improvement is our own hard work and measurement and problem-solving. This work will continue, I assure you, and we anticipate more major improvements over the long term. Martin Palacios, MBA, CMC Chief Transformation Officer MESSAGE FROM THE CTO FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016 08 “I see our optimization as effecting a wholesale cultural change at First Majestic. This is part of our transformation to a manufacturing-based model, where we are empowering employees and giving them the tools to both measure and manage their outcomes. In effect, we are offering them room to learn and grow, giving them permission to fail and try innovative solutions.” “We are unifying the company’s various levels of operation into one work force, operating as efficiently as possible to achieve our goals.”

“It’s apparent that First Majestic is enjoying a surge in creativity and energy.” MESSAGE FROM THE COUNTRY MANAGER I take great pride and honour in assuming this new role of First Majestic’s Country Manager of Mexico. In this position, I am responsible for government relations and ensuring that all of our operations in Mexico adhere to First Majestic’s corporate policies and high standards. This role is essential to ensure that we maintain both sustainable and profitable operations in the different states and regions where the company operates. Optimization means that we continually find better ways to address the needs of all stakeholders in Mexico. In particular, the new federal tax regime in Mexico has created different dynamics in how we interact with and serve communities, so one of my key mandates is to make sure this process is efficient and responsive. We are fortunate to be working here for many reasons, and we remain here only because the communities where we operate support us. Optimization means that we listen, we cooperate and we respect how the people of these communities want to share in our prosperity while maintaining their cultural values and civic identities. Our new plan to expand First Majestic’s community and social relations represents a major step towards realizing these goals. Through my many meetings and discussions with our mine managers in Mexico and executive team in Vancouver, it’s apparent that First Majestic is enjoying a surge in creativity and energy—all aimed at taking this company to the next levels of efficiency, growth, profitability and sustainability. That’s optimization. That’s how we will continue to grow and reach our overall objectives. It’s also how we will become leaders in social representation and environmental responsibility. We are benefiting from improved markets, of course. But a strong, vital company finds ways to move forward during the entire spectrum of market conditions—which will always be with us. I am both pleased and proud to be part of a team that has so creatively and industriously found opportunity through the good times and the bad. I look forward to playing an essential role in this evolution and growth, and I am grateful for the opportunity. Salvador Garcia, Ing. Country Manager of Mexico MESSAGE FROM THE COUNTRY MANAGER FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 09 “The theme of optimization provides a perfect foundation for our overall approach in Mexico. While we have enjoyed a successful year from an operations standpoint, we believe that good corporate citizenship in Mexico is equally crucial for the company’s long-term viability.”

TARGETS FOR 2017 FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016 10 TARGETS [ FOR 2017 ] [ TARGET 01 ] Silver production: 11.1M to 12.4M ounces [ TARGET 02 ] Silver equivalent production: 16.6M to 18.5M ounces [ TARGET 03 ] All-In Sustaining Costs (WGC definition): $11.96 to $12.88 per ounce of silver [ TARGET 04 ] All-In Sustaining Costs (WGC definition excluding non-cash items): $11.36 to $12.21 per ounce of silver

TARGETS FOR 2017 FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 11

FIRST MAJESTIC LEADERSHIP We continue to strengthen our team with industry leaders in all aspects of mining leadership. In both Canada and Mexico, our focus is to establish an effective blend of senior experience and perspective with a new generation of creative energy and ideas. FIRST MAJESTIC LEADERSHIP FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016 12

FIRST MAJESTIC LEADERSHIP FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 13 Andrew Poon VP of Finance Adam McEniry VP of Corporate Affairs & Sustainability Connie Lillico Corporate Secretary Karen Liu VP of Treasury & Corporate Controller Ramon Mendoza VP of Technical Services Todd Anthony VP of Investor Relations Jill Arias VP of Marketing

COMMUNITY AND SUSTAINABIL ITY “On the CSR side, optimization means we’re striving towards global Best Practices in the industry. The first step is to understand the socio-economic conditions in the communities and regions where we operate. The second step is to set up protocols and systems whereby locals feel comfortable approaching our offices with questions and concerns.” Nathalie Poznanski, Sustainability Manager COMMUNITY AND SUSTAINABILITY FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016 14

New Program Optimizing our CSR Response and Engagement

First Majestic's Social Responsibility Department aligns its activities with the company's prime directive: "Extracting profitable ounces, maximizing cash flows while achieving zero harm to our people and the environment and adding value for all stakeholders" – Adam McEniry, VP of Corporate Affairs & Sustainability

The past year marked the first steps towards a three year plan to expand and optimize First Majestic's community and social relations. This enhanced CSR program will provide better monitoring of our impacts on communities and the environment, improve how we respond to local concerns and inquiries and ensure that we adhere to local values and hire from the communities whenever possible.

This new framework is expected to meet a number of global Best Practices standards within the professional field of CSR. It includes a Community Grievance System that we expect to roll out in Q2 2017 at selected mine sites on a test basis. This mechanism offers communities a simple, accessible and welcoming means for locals to connect with us regarding any concerns or questions.

One of our key objectives is to raise the communities' understanding of what we do, how we do it, and how we operate with good environmental stewardship. The more communities interact with us and know about our operations, the more we can work with them and strive for win-win outcomes.

Following are highlights of our CSR initiatives in 2016.

SANTA ELENA

At Santa Elena we rolled out a communication plan to inform local communities about our mining activities and continue dialogue with stakeholders in the region. During the Christmas season, mine employees donated 50 presents to children in the nearby community of Banámichi.

LA GUITARRA

At the La Guitarra Mine, we conducted a study of social and economic conditions in the region of Temascaltepec and San Simon de Guerrero. This process included engagement with communities near future project development at La Guitarra, helping us appreciate stakeholder concerns, needs, culture, values, social and economic environment. We will incorporate those considerations into project strategies and protocols.

SAN MARTIN

CSR activities at San Martin included a socio-economic study in the region of San Martin de Bolaños to better understand area working and living conditions. We also collaborated with the municipality of San Martin de Bolaños to support its Municipal Development Plan. This strategic collaboration is a result of dialogue with the municipality regarding the new Mining Tax in Mexico, of which municipalities are at the receiving end.

DEL TORO

The Chalchihuites Community House, run by Del Toro Community Relations, enjoyed an active and successful year with engagement of area children and youth. Ongoing cultural and applied skills classes include youth orchestra, carpentry, applied arts, and technical drawing. First Majestic's Del Toro continues to support the local archaeological site and museum, Alta Vista, an important aspect of cultural heritage in the municipality of Chalchihuites.

LA PARRILLA

Community Relations at La Parrilla Mine continued its collaboration with a committee comprised of local leaders from various community stakeholder groups. For 2016, the committee focused on identifying strategic projects and submitting proposals regarding application of the new Mining Tax at the municipal level. We also provided a computer class instructor to support area primary schools.

LA ENCANTADA

At La Encantada, First Majestic conducted a comprehensive study to develop a strategy for modernizing the mine camp. Due to La Encantada's relatively remote location, the Company is working to increase sustainability and competitiveness of the facility by investing in quality of life for all of its personnel.

COMMUNITY AND SUSTAINABILITY
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
15

MINES AND PROJECTS Since its inception, First Majestic has remained focused on Mexico as its base of operations. Why? Because we believe Mexico is one of the best places in the world for mining and exploration. Mexico provides political and financial stability, vast geological potential, a modern and growing infrastructure, an educated and skilled labour force and communities eager to prosper and build better lives. MINES AND PROJECTS FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016 16 1 2 3 7 4 5 6

MINES AND PROJECTS FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 17 SANTA ELENA SILVER/GOLD MINE 181 SAN MARTIN SILVER MINE 265 LA PARRILLA SILVER MINE 223 LA ENCANTADA SILVER MINE 202 LA GUITARRA SILVER MINE 286 DEL TORO SILVER MINE 244 PLOMOSAS SILVER PROJECT 307

SANTA ELENA

SILVER/GOLD MINE

[SONORA STATE, MEXICO]

2016 HIGHLIGHTS

OWNERSHIP	2016 SILVER PRODUCTION [OUNCES]	2016 SILVER EQUIVALENT PRODUCTION [OUNCES]
100%	2,598,537	6,185,945

2016 CASH COSTS PER OUNCE	2016 ALL-IN SUSTAINING COSTS PER OUNCE	2016 PRODUCTION COSTS PER TONNE
$[2.09]	$1.75	$42.00

2017 PROJECTED CASH COSTS PER OUNCE
$0.90–$1.46

2017 PROJECTED ALL-IN SUSTAINING COSTS PER OUNCE
$6.22–$7.24

2017 PROJECTED SILVER PRODUCTION [OUNCES]
2,600,000–2,900,000

2017 PROJECTED SILVER EQUIVALENT PRODUCTION [OUNCES]
5,400,000–6,000,000



SANTA ELENA SILVER/GOLD MINE
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
18

OUR LARGEST AND MOST EFFIC IENT OPERATION The Santa Elena Silver Mine, acquired through the purchase of SilverCrest Mines in 2015, is the largest of First Majestic’s six mines based on production. Santa Elena’s production represents approximately 36% of First Majestic’s annual silver equivalent output. The mine covers 51,172 hectares of concessions and includes a 3,000 tpd processing plant that produces 100% gold and silver doré bars. The operation blends ore from the remaining heap leach pad with underground resources. During the year production shifted towards more underground ore with higher grades and recoveries. For the year, silver recoveries averaged approximately 89%. Development in 2016 focused on the new 2,300-metre San Salvador ramp, with 1,486 metres completed by year end, or 65% of the total distance. The new ramp is targeted to connect to the Main Vein along level 575 by April 2017. Once completed, the ramp is expected to improve underground productivity by reducing trucking bottlenecks. Project-wide underground development at Santa Elena totaled over 10,800 metres in 2016. We completed 12,566 metres of exploration drilling in 2016, highlighted by the new Ermitaño West discovery located only 3.5 kilometres southeast of the Santa Elena mill. SANTA ELENA SILVER/GOLD MINE FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 19

LA ENCANTADA

SILVER MINE

COAHUILA STATE, MEXICO

2016 HIGHLIGHTS

OWNERSHIP	2016 SILVER PRODUCTION [OUNCES]	2016 SILVER EQUIVALENT PRODUCTION [OUNCES]
100%	**2,706,516**	**2,713,372**

2016 CASH COSTS PER OUNCE	2016 ALL-IN SUSTAINING COSTS PER OUNCE	2016 PRODUCTION COSTS PER TONNE
$11.21	**$12.76**	**$33.11**

2017 PROJECTED CASH COSTS PER OUNCE
$9.83–$10.17

2017 PROJECTED ALL-IN SUSTAINING COSTS PER OUNCE
$12.35–$12.90

2017 PROJECTED SILVER PRODUCTION [OUNCES]
2,600,000–2,900,000

2017 PROJECTED SILVER EQUIVALENT PRODUCTION [OUNCES]
2,600,000–2,900,000



LA ENCANTADA SILVER MINE
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
20

OUR LARGEST S ILVER PRODUCER The La Encantada Silver Mine, part of First Majestic’s asset portfolio since 2006, was once the company’s largest silver producer. The site encompasses 4,076 hectares of mining rights and 1,343 hectares of surface rights. The facility includes a crushing and grinding circuit built in 2015 with a capacity of 3,000 tpd, and a 4,000 tpd cyanidation leaching circuit equipped to process fresh underground ore and old tailings which produces 100% silver doré bars. Construction of a roasting circuit to reprocess tailings is expected to begin early 2017 with completion by end of the year. Site preparations and civil works for the plant commenced in early 2017. The estimated capital investment for the new plant and satellite facilities is estimated at approximately $8.8 million. Once in full production, the company expects to recover an additional 1.5 million ounces of silver per year from the reprocessing of above-ground tailings. During the year First Majestic completed a 1,297 kilometre, high resolution, airborne magnetic survey covering over 8,700 hectares at La Encantada. This geophysical work will support the surface exploration activities by defining geophysical anomalies for targeting additional mineralization. A new Technical Report for La Encantada was released in 2016. The report includes updated reserve and resource estimates and is available for viewing on the company’s website. Underground development at La Encantada totaled 3,766 metres in 2016, compared with 7,260 metres in 2015. Exploration drilling totaled 10,940 metres, compared with 11,267 metres in 2015. LA ENCANTADA SILVER MINE FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 21

LA PARRILLA

SILVER MINE

DURANGO STATE, MEXICO

2016 HIGHLIGHTS

OWNERSHIP	2016 SILVER PRODUCTION [OUNCES]	2016 SILVER EQUIVALENT PRODUCTION [OUNCES]
100%	**2,220,874**	**3,388,434**

2016 CASH COSTS PER OUNCE	2016 ALL-IN SUSTAINING COSTS PER OUNCE	2016 PRODUCTION COSTS PER TONNE
$7.58	**$10.47**	**$38.85**

2017 PROJECTED CASH COSTS PER OUNCE	2017 PROJECTED ALL-IN SUSTAINING COSTS PER OUNCE
$6.45–$6.84	**$10.79–$11.55**

2017 PROJECTED SILVER PRODUCTION [OUNCES]	2017 PROJECTED SILVER EQUIVALENT PRODUCTION [OUNCES]
1,900,000–2,100,000	**2,900,000–3,200,000**



LA PARRILLA SILVER MINE
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
22

UNDEREXPLORED, VERY LARGE LAND PACKAGE

Representing First Majestic's largest land-package consisting of 69,780 hectares, the exploration potential at La Parrilla Silver Mine is likely the greatest within the company's portfolio. Since opening the mine in 2004, First Majestic has developed La Parrilla into an interconnected, multiple-mine complex. The underground operations at the Rosarios/La Rosa and La Blanca mines are connected via underground workings while the San Marcos, Vacas and Quebradillas mines are connected by above-ground gravel roads.

The La Parrilla complex includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit.

The underground ore haulage and electric rail system project, which started in 2012, includes a 5 kilometre underground rail system which will connect all five mines to a 2,000 tpd hoisting shaft at the La Rosarios mine nearest the mill. This project was halted due to low silver prices in the past few years, but is now being reinstated. Once completed, the new ore transportation system is expected to significantly improve operational efficiencies thereby reducing overall operating costs.

Underground development at La Parrilla totaled 9,417 metres in 2016, compared with 7,371 metres in 2015, while 15,327 metres of exploration drilling were completed compared to 9,307 metres in 2015.







LA PARRILLA SILVER MINE
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
23

HIGHE R T HROUGHP U T A ND S ILV E R GR A DES IN 2016 The Del Toro Silver Mine, which opened in early 2013, is located just 60 kilometres southeast of First Majestic’s La Parrilla mine. Del Toro consolidates the historic Perseverancia, San Juan and Dolores mines. The three operations feed a 2,000 tpd flotation circuit. A 2,000 tpd cyanidation circuit is currently in care and maintenance. Current production originates from four different underground areas: San Juan, Perseverancia, San Nicolas and Dolores. Del Toro achieved higher throughput rates and average silver grades in 2016, both attributed to an increase in underground development in the San Juan and Perseverancia mines, which provided new high grade production stopes. Continuous improvements in dilution control and in mining and milling activities also contributed to better silver grades and recoveries during the year. First Majestic is currently advancing development into higher grade areas of the Santa Teresa and San Nicolas veins which are expected to have a positive impact on future production. In September 2016, the company entered into two agreements to acquire 1,223 hectares of mining concessions adjacent to the mine. The total purchase price amounted to $3.6 million in cash, of which $1.2 million has been paid, $1.0 million is due in 2017, $1.0 million in 2018 and $0.4 million in 2019, respectively. In October 2016, the company entered into an agreement to acquire 7,205 hectares of adjacent mining concessions. The total purchase price amounted to $1.5 million, payable over six equal payments every six months. As of December 31, 2016, $0.3 million has been paid. Underground development at Del Toro totaled 7,659 metres in 2016, compared with 6,050 metres in 2015. Exploration drilling for the year totaled 14,839 metres compared with 9,470 metres in 2015. DEL TORO SILVER MINE FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016 24

DEL TORO

SILVER MINE

[ZACATECAS STATE, MEXICO]

2016 HIGHLIGHTS

OWNERSHIP	2016 SILVER PRODUCTION [OUNCES]	2016 SILVER EQUIVALENT PRODUCTION [OUNCES]
100%	**1,500,951**	**2,649,326**

2016 CASH COSTS PER OUNCE	2016 ALL-IN SUSTAINING COSTS PER OUNCE	2016 PRODUCTION COSTS PER TONNE
$5.73	**$8.62**	**$51.67**

2017 PROJECTED CASH COSTS PER OUNCE
$4.90–$5.35

2017 PROJECTED ALL-IN SUSTAINING COSTS PER OUNCE
$10.38–$11.30

2017 PROJECTED SILVER PRODUCTION [OUNCES]
1,300,000–1,400,000

2017 PROJECTED SILVER EQUIVALENT PRODUCTION [OUNCES]
2,300,000–2,600,000

DEL TORO SILVER MINE
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
25

SAN MARTIN

SILVER MINE

[JALISCO STATE, MEXICO]

2016 HIGHLIGHTS

OWNERSHIP **100%**	2016 SILVER PRODUCTION [OUNCES] **1,902,963**	2016 SILVER EQUIVALENT PRODUCTION [OUNCES] **2,209,035**
2016 CASH COSTS PER OUNCE **$7.07**	2016 ALL-IN SUSTAINING COSTS PER OUNCE **$9.40**	2016 PRODUCTION COSTS PER TONNE **$58.64**

2017 PROJECTED CASH COSTS PER OUNCE
$8.31–$8.66

2017 PROJECTED ALL-IN SUSTAINING COSTS PER OUNCE
$11.77–$12.41

2017 PROJECTED SILVER PRODUCTION [OUNCES]
1,800,000–2,000,000

2017 PROJECTED SILVER EQUIVALENT PRODUCTION [OUNCES]
2,000,000–2,200,000



SAN MARTIN SILVER MINE
FIRST MAJESTIC SILVER CORP ANNUAL REPORT 2016
26

IMP ROV EMEN TS ONGOING T HROUGH 2016 The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, Mexico. The mine’s 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks which produces 100% doré bars containing mostly silver with some gold. The mine has undergone several improvements since the site was acquired by First Majestic in 2006. The most recent mill expansion (from 950 tpd to 1,300 tpd) was completed in October 2013. Elements of the modernization program included two new induction furnaces and lime feed automation. These improvements have raised overall production and quality of doré while lowering total cash costs. Further improvements over the past two years also included new leaching tanks and new thickeners. A construction project for the dry stack filter press installation started in late 2016 with completion of the foundations. At of the end of 2016, the project was 33% complete. Filter presses, which are designed to recover and re-use tailings solution and to save on water consumption, are expected to be installed and undergo testing in Q1 2017. Underground development at San Martin totaled 10,120 metres in 2016, compared with 7,680 metres in 2015. Exploration drilling for the year totaled 22,135 metres, compared with 3,640 metres in 2015. SAN MARTIN SILVER MINE FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 27

LA GUITARRA

SILVER MINE

MEXICO STATE, MEXICO



2016 HIGHLIGHTS

OWNERSHIP	2016 SILVER PRODUCTION [OUNCES]	2016 SILVER EQUIVALENT PRODUCTION [OUNCES]
100%	**923,597**	**1,523,688**
2016 CASH COSTS PER OUNCE	2016 ALL-IN SUSTAINING COSTS PER OUNCE	2016 PRODUCTION COSTS PER TONNE
$7.23	**$13.33**	**$77.43**

2017 PROJECTED CASH COSTS PER OUNCE	2017 PROJECTED ALL-IN SUSTAINING COSTS PER OUNCE
$6.35–$6.75	**$14.37–$15.45**
2017 PROJECTED SILVER PRODUCTION [OUNCES]	2017 PROJECTED SILVER EQUIVALENT PRODUCTION [OUNCES]
900,000–1,100,000	**1,400,000–1,600,000**

LA GUITARRA SILVER MINE
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
28

INCREASING INVESTMENT IN DEVELOPMENT & EXPLORATION IN ANTICIPATION OF FUTURE EXPANSION

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of Mexico, near Toluca, Mexico, approximately 130 kilometres southwest of Mexico City. The property covers 39,714 hectares. Production occurs mainly at the La Guitarra mine and the newly developed El Coloso mine. The past-producing Nazareno, Mina de Agua and El Rincón areas are being explored and developed for the future.

Operations at La Guitarra consist of a 500 tpd flotation mill with a ball mill, flotation cells, buildings and related infrastructure.

Approximately 31% of 2016 production came from the Coloso area. The remaining 69% was extracted from the La Guitarra area. An 800-metre drift from Coloso to the Nazareno vein was completed in Q4, extending into the Soledad vein system.

Underground development at La Guitarra totaled 7,581 metres in 2016, compared with 7,581 metres in 2015. Exploration drilling totaled 21,771 metres in 2016, compared with 2,504 metres in 2015.





LA GUITARRA SILVER MINE
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
29

PLOMOSAS PROJECT [ SINALOA STATE, MEXICO ] E XP LOR AT ION DR IL L ING, DE V ELOPMEN T TO ACCEL ER AT E IN 2017 The Plomosas Silver Project, acquired as part of our 2012 Silvermex acquisition, consists of 13 mining concessions covering 6,896 hectares. Holdings include the adjacent Rosario and San Juan historic mines located in the Sinaloa State, Mexico. The key areas of interest at Plomosas are the historic operations of the old Grupo Mexico operation known as Rosario and the neighbouring San Juan mine. Extensive facilities and infrastructure are in place, including a fully functional mining camp for 120 persons, a 20-year surface rights agreement in good standing, a 30-year water use permit, a 60 kilometre, 33 kilovolt power line, an infirmary, offices, shops and warehouses, and an assay lab. Extensive, pre-existing underground development at both the Rosario and San Juan mines will allow for easy access to mineralized zones and allow First Majestic to accelerate exploration and development in the future. First Majestic has equipped three underground drilling stations, including underground infrastructure, dewatering and ventilation. Drilling began in the fourth quarter, along with development of 520 metres of new crosscuts for further underground drilling in 2017. Looking ahead, First Majestic plans a high-resolution airborne magnetic survey of the entire property as well as a Light Detection and Ranging (LiDar) survey on 2,300 hectares in order to define new exploration targets. Permitting is underway for additional surface drilling in 2017 as well. Future plans include preparation of a NI 43-101 Technical Report with resource estimates and a Preliminary Economic Assessment planned for release in 2018. PLOMOSAS PROJECT FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016 30

PLOMOSAS PROJECT FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 31

RESERVES AND RESOURCES

MEASURED AND INDICATED MINERAL RESOURCES (with an effective date of December 31, 2016)
(update prepared under the supervision of Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic)

Mine/Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)
La Encantada	Measured (UG)	Oxides	305	269	–	–	–	269	2,637	2,637
	Indicated (UG)	Oxides	894	297	–	–	–	297	8,518	8,518
	Indicated (UG)	Oxides – Flotation	734	246	–	4.07	–	325	5,795	7,662
	Indicated (Tailings)	Oxides	4,222	110	–	–	–	110	14,931	14,931
	Total Measured and Indicated (UG)	Oxides + Tailings	6,154	161	–	0.49	–	171	31,881	33,748
La Parrilla	Measured (UG)	Oxides	207	225	0.13	–	–	235	1,497	1,564
	Indicated (UG)	Oxides	674	180	0.06	–	–	185	3,900	4,003
	Total Measured and Indicated (UG)	Oxides	881	191	0.08	–	–	197	5,397	5,567
	Measured (UG)	Sulphides	420	224	0.01	1.99	1.88	337	3,024	4,553
	Indicated (UG)	Sulphides	596	240	0.04	2.31	2.32	378	4,600	7,229
	Total Measured and Indicated (UG)	Sulphides	1,016	233	0.03	2.18	2.14	361	7,624	11,782
	Total Measured and Indicated (UG)	Oxides + Sulphides	1,897	213	0.05	1.17	1.14	284	13,021	17,349
San Martin	Measured (UG)	Oxides	1,009	266	0.27	–	–	285	8,632	9,254
	Indicated (UG)	Oxides	1,631	254	0.14	–	–	264	13,292	13,822
	Total Measured and Indicated (UG)	Oxides	2,639	258	0.19	–	–	272	21,923	23,075
Del Toro	Measured (UG)	Transition + Sulphides	980	220	0.07	4.13	1.97	361	6,925	11,362
	Indicated (UG)	Transition + Sulphides	1,321	205	0.25	3.63	3.07	350	8,690	14,884
	Total Measured and Indicated (UG)	Transition + Sulphides	2,301	211	0.17	3.84	2.60	355	15,616	26,246
La Guitarra	Measured (UG)	Sulphides	83	204	1.61	–	–	305	547	818
	Indicated (UG)	Sulphides	992	291	1.51	–	–	385	9,273	12,289
	Total Measured and Indicated (UG)	Sulphides	1,075	284	1.52	–	–	379	9,821	13,107
Santa Elena	Indicated (UG)	Sulphides	2,629	131	2.03	–	–	259	11,083	21,859
	Indicated (Pad)	Oxides	1,882	31	0.62	–	–	70	1,857	4,230
	Total Indicated (UG + Pad)	Oxides + Sulphides	4,511	89	1.44	–	–	180	12,940	26,089
	Total Measured and Indicated	All mineral types	18,577	176	0.49	0.76	0.44	234	105,202	139,614

(1) Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.
(2) In all cases, metal prices considered for Mineral Resource estimates were $19.00/oz Ag, $1,300/oz Au, $1.00/lb Pb, and $1.20/lb Zn.
(3) The Mineral Resources information provided above for La Parrilla, Del Toro and San Martin is based on internal estimates prepared as of December 31, 2016. The information provided was reviewed and validated by the Company's internal Qualified Person, Mr. Jesus M. Velador Beltran, MMSA, QP Geology, who has the appropriate relevant qualifications, and experience in geology and resource estimation.
(4) Mineral Resource estimates for La Guitarra are based on information contained in the 2015 Technical Report compiled by First Majestic with contribution of Amec Foster Wheeler Americas Ltd. which were updated by First Majestic with information to December 31, 2016.
(5) Mineral Resource estimates for La Encantada are based on information contained in the 2016 Technical Report compiled by First Majestic with contribution of Amec Foster Wheeler Americas Ltd. which were updated by First Majestic with information to December 31, 2016.
(6) Mineral Resource estimates for Santa Elena are internal estimates based on the 2014 Update to Santa Elena Pre-Feasibility Study Technical Report compiled by SilverCrest and re-addressed to First Majestic in October, 2015. These estimates were reviewed and validated by the Company's internal Qualified Person, Mr. Jesus M. Velador Beltran, MMSA, QP Geology.
(7) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the 2016 Annual Information Form ("AIF").
(8) The cut-off grades for Mineral Resources are different for all mines. The cut-off grades are listed in each mine section of the AIF.
(9) Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.
(10) The technical reports from which the above-mentioned information is derived are cited under the heading "Current Technical Reports for Material Properties" of the AIF.

RESERVES AND RESOURCES
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
32

INFERRED MINERAL RESOURCES (with an effective date of December 31, 2016)

(update prepared under the supervision of Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic)

Mine/Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)
La Encantada	Inferred Total (UG)	Oxides – Flotation	35	292	–	0.78	–	–	305	325	340
	Inferred (UG)	Oxides	728	232	–	–	–	–	232	5,430	5,430
	Inferred Total (UG)	Oxides	762	235	–	0.04	–	–	235	5,756	5,770
La Parrilla	Inferred (UG)	Oxides	1,478	229	0.04	–	–	–	232	10,868	11,001
	Inferred (UG)	Sulphides	2,967	224	–	2.32	2.42	–	362	21,415	34,520
	Inferred Total (UG)	Oxides + Sulphides	4,445	226	0.01	1.55	1.62	–	319	32,282	45,521
San Martin	Inferred Total (UG)	Oxides	3,918	259	–	–	–	–	259	32,592	32,592
Del Toro	Inferred Total (UG)	Transition + Sulphides	4,637	164	0.12	3.30	3.37	–	293	24,397	43,753
La Guitarra	Inferred Total (UG)	Sulphides	679	290	1.44	–	–	–	380	6,322	8,285
Santa Elena	Inferred Total (UG)	Sulphides	591	103	2.04	–	–	–	232	1,966	4,408
La Joya	Inferred Total (OP)	Sulphides	27,927	58	0.28	–	–	0.47	103	51,646	92,907
	Total Inferred	All mineral types	42,960	112	0.25	0.52	0.53	0.31	169	154,961	233,237

(1) Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.
(2) In all cases, metal prices considered for Mineral Resource estimates were $19.00/oz Ag, $1,300/oz Au, $1.00/lb Pb, and $1.20/lb Zn.
(3) The Mineral Resources information provided above for La Parrilla, Del Toro and San Martin is based on internal estimates prepared as of December 31, 2016. The information provided was reviewed and validated by the Company's internal Qualified Person, Mr. Jesus M. Velador Beltran, MMSA, QP Geology, who has the appropriate relevant qualifications, and experience in geology and resource estimation.
(4) Mineral Resource estimates for La Guitarra are based on information contained in the 2015 Technical Report compiled by First Majestic with contribution of Amec Foster Wheeler Americas Ltd. which were updated by First Majestic with information to December 31, 2016.
(5) Mineral Resource estimates for La Encantada are based on information contained in the 2016 Technical Report compiled by First Majestic with contribution of Amec Foster Wheeler Americas Ltd. which were updated by First Majestic with information to December 31, 2016.
(6) Mineral Resource estimates for Santa Elena are internal estimates based on the 2014 Update to Santa Elena Pre-Feasibility Study Technical Report compiled by SilverCrest and re-addressed to First Majestic in October 2015. These estimates were reviewed and validated by the Company's internal Qualified Person, Mr. Jesus M. Velador Beltran, MMSA, QP Geology.
(7) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the 2016 Annual Information Form ("AIF").
(8) The cut-off grades for Mineral Resources are different for all mines. The cut-off grades are listed in each mine section of the AIF.
(9) Inferred Mineral Resource estimates for La Joya Project are based on the 2013 Preliminary Economic Assessment Technical Report compiled for SilverCrest.
(10) The technical reports from which the above-mentioned information is derived are cited under the heading "Current Technical Reports for Material Properties" of the AIF.

PROVEN AND PROBABLE MINERAL RESERVES (as of December 31, 2016)

(update prepared under the supervision of Ramon Mendoza Reyes, P.Eng, QP Mining for First Majestic)

Mine/Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)
La Encatada	Proven (UG)	Oxides	289	239	–	–	–	239	2,222	2,222
	Probable (UG)	Oxides	1,516	213	–	–	–	213	10,372	10,372
	Probable (UG)	Oxides – Flotation	809	147	–	2.35	–	196	3,817	5,093
	Probable (Tailings)	Oxides	4,138	110	–	–	–	110	14,633	14,633
	Total Proven and Probable (UG)	Oxides + Tailings	6,751	143	–	0.28	–	149	31,043	32,319
La Parrilla	Proven (UG)	Oxides	181	200	0.12	–	–	210	1,164	1,220
	Probable (UG)	Oxides	671	161	0.05	–	–	164	3,469	3,546
	Total Proven and Probable (UG)	Oxides	852	169	0.06	–	–	174	4,633	4,766
	Proven (UG)	Sulphides	410	185	0.01	1.67	1.55	280	2,442	3,687
	Probable (UG)	Sulphides	649	209	0.04	2.01	2.01	328	4,370	6,853
	Total Proven and Probable (UG)	Sulphides	1,059	200	0.02	1.88	1.83	310	6,812	10,539
	Total Proven and Probable (UG)	Oxides + Sulphides	1,910	186	0.04	1.04	1.02	249	11,445	15,305
San Martin	Proven (UG)	Oxides	880	246	0.28	–	–	267	6,973	7,561
	Probable (UG)	Oxides	1,311	243	0.16	–	–	255	10,220	10,728
	Total Proven and Probable (UG)	Oxides	2,191	244	0.21	–	–	260	17,193	18,289
Del Toro	Proven (UG)	Transition + Sulphides	708	211	0.09	4.12	1.87	352	4,800	8,010
	Probable (UG)	Transition + Sulphides	647	233	0.26	4.39	2.94	401	4,846	8,349
	Total Proven and Probable (UG)	Transition + Sulphides	1,356	221	0.17	4.25	2.38	375	9,646	16,360
La Guitarra	Proven (UG)	Sulphides	88	179	1.47	–	–	273	509	775
	Probable (UG)	Sulphides	1,041	256	1.34	–	–	341	8,577	11,423
	Total Proven and Probable (UG)	Sulphides	1,129	250	1.35	–	–	336	9,086	12,198
Santa Elena	Probable (UG)	Sulphides	2,597	110	1.63	–	–	215	9,208	17,927
	Probable (PAD)	Oxides Spent Ore	1,882	31	0.62	–	–	71	1,857	4,275
	Total Probable	Oxides + Sulphides	4,479	77	1.21	–	–	154	11,065	22,202
	Total Proven and Probable	All mineral types	17,816	156	0.43	0.54	0.29	204	89,479	116,674

(1) Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.
(2) Metal prices considered for Mineral Reserves estimates were $18.00/oz Ag, $1,250/oz Au, $1.00/lb Pb, and $1.15/lb Zn.
(3) The Mineral Reserves information provided above is based on internal estimates prepared as of December 31, 2016. The information provided was reviewed and validated by the Company's internal Qualified Person, Mr. Ramon Mendoza Reyes, P.Eng., who has the appropriate relevant qualifications, and experience in mining and reserves estimation practices.
(4) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the 2016 Annual Information Form ("AIF").
(5) The cut-off grades and modifying factors used to convert Mineral Reserves from Mineral Resources are different for all mines. The cut-off grades and factors are listed in each mine section of the AIF.
(6) The technical reports from which the above-mentioned information is derived are cited under the heading "Current Technical Reports for Material Properties" of the AIF.

RESERVES AND RESOURCES
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
33

Buy our silver bars, ingots, medallion sets and rounds online, directly and securely. If you love silver like we do, why not experience the satisfaction of buying directly from the source? First Majestic offers a variety of 0.999% pure silver products mined from our facilities in Mexico. In fact we are the only mining company offering our own pure silver bullion for sale directly to shareholders and silver investors through our own online store. You’ll find all of our silver products at the First Majestic Bullion Store, www.store.firstmajestic.com. We offer silver bars, ingots, medallion sets and rounds in various sizes, all made in the USA. Make your purchases 24/7 through our secure, easy-to-use interface. To serve customers worldwide, the store accepts payments by credit card, in both Canadian and U.S. dollars. We provide fast, global delivery, and all shipments are insured. Product prices are determined by First Majestic management, based on market trends, and do not follow hourly and daily market fluctuations. Subscribe and follow our store on Facebook and Twitter to receive silver bullion news, store discounts and product updates: FACEBOOK: facebook.com/FirstMajesticSilverBullion TWITTER: twitter.com/FMBullion. AVAILABLE FOR PURCHASE AT OUR ONLINE STORE ROUNDS – ½ ounce, 1 ounce (now available in tubes of 20) INGOTS – 5 ounce, 10 ounce POURED BARS – 1 kg, 50 ounce COINS – 5 ounce, 10 ounce MEDALLION SETS – 18 ounce THE FIRST MAJESTIC SILVER BULL ION STORE SILVER BULLION STORE FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016 34

MANAGEMENT'S RESPONSIBILITIES OVER FINANCIAL REPORTING

FIRST MAJESTIC
SILVER CORP.

The consolidated financial statements of First Majestic Silver Corp. (the "Company") are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management's best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfils its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Keith Neumeyer
President & CEO
February 21, 2017

Raymond Polman, CPA, CA
Chief Financial Officer
February 21, 2017

Contact First Majestic Silver Corp.

1800 – 925 West Georgia St
Vancouver • BC • Canada
V6C 3L2

Tel 604.688.3033
Fax 604.639.8873
Toll-Free 1.866.529.2807

Email info@firstmajestic.com
Web www.firstmajestic.com

FIRST MAJESTIC SILVER CORP.
ANNUAL REPORT 2016

MANAGEMENT'S RESPONSIBILITIES OVER FINANCIAL REPORTING
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
35

REPORT OF INdEPENdENT REGISTEREd PUBLIC ACCOUNTING FIRM FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016 36 REPOR T OF INdEPENdEN T REGIS T EREd PUBL IC ACCOUN T ING F IRM TO THE BOARd OF dIRECTORS ANd SHAREHOLdERS OF FIRST MAJESTIC SILVER CORP. We have audited the accompanying consolidated financial statements of First Majestic Silver Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015, and the consolidated statements of earnings (loss), consolidated statements of comprehensive income (loss), consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information. Management’s Responsibility for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. Auditor’s Responsibility Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion. Opinion In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of First Majestic Silver Corp. and subsidiaries as at December 31, 2016 and December 31, 2015, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Other Matter We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2017 expressed an unmodified / unqualified opinion on the Company’s internal control over financial reporting. Chartered Professional Accountants February 21, 2017 Vancouver, Canada

REPORT OF INdEPENdENT REGISTEREd PUBLIC ACCOUNTING FIRM FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 37 REPOR T OF INdEPENdEN T REGIS T EREd PUBL IC ACCOUN T ING F IRM TO THE BOARd OF dIRECTORS ANd SHAREHOLdERS OF FIRST MAJESTIC SILVER CORP. We have audited the internal control over financial reporting of First Majestic Silver Corp. and subsidiaries (the “Company”) as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated February 21, 2017 expressed an unmodified / unqualified opinion on those financial statements. Chartered Professional Accountants February 21, 2017 Vancouver, Canada

The accompanying notes are an integral part of the audited consolidated financial statements. CONSOLIdATEd STATEMENTS OF EARNINGS (LOSS) FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016 38 CONSOLIdATEd STATEMENTS OF EARNINGS (LOSS) FOR THE YEARS ENdEd dECEMBER 31, 2016 ANd 2015 (in thousands of US dollars, except share and per share amounts) The Consolidated Statements of Earnings (Loss) provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods. YEAR ENDED DECEMBER 31, Note 2016 2015 Revenues 6 $ 278,077 $ 219,444 Mine operating costs Cost of sales 7 149,281 135,674 Depletion, depreciation and amortization 79,593 75,039 228,874 210,713 Mine operating earnings 49,203 8,731 General and administrative expenses 8 17,747 17,004 Share-based payments 4,403 4,926 Impairment of non-current assets 17 — 108,421 Acquisition costs 4 — 2,054 Foreign exchange gain (1,192) (3,266) Operating earnings (loss) 28,245 (120,408) Investment and other income (loss) 9 5,209 (34) Finance costs 10 (7,963) (5,810) Earnings (loss) before income taxes 25,491 (126,252) Income taxes Current income tax expense 23 8,346 2,200 Deferred income tax expense (recovery) 23 8,544 (20,028) 16,890 (17,828) Net earnings (loss) for the year $ 8,601 $ (108,424) Earnings (loss) per common share Basic 11 $ 0.05 $ (0.84) Diluted 11 $ 0.05 $ (0.84) Weighted average shares outstanding Basic 11 160,874,038 129,117,653 Diluted 11 164,257,563 129,117,653 APPROVED BY THE BOARD OF DIRECTORS Keith Neumeyer, DIRECTOR Douglas Penrose, B.Comm., CPA, CA, DIRECTOR

The accompanying notes are an integral part of the audited consolidated financial statements. CONSOLIdATEd STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 39 CONSOLIdATEd STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENdEd dECEMBER 31, 2016 ANd 2015 (in thousands of US dollars) The Consolidated Statements of Comprehensive Income (loss) provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events. YEAR ENDED DECEMBER 31, Note 2016 2015 Net earnings (loss) for the year $ 8,601 $ (108,424) Other comprehensive loss Items that may be subsequently reclassified to profit or loss: Unrealized loss on fair value of available for sale investments 14 (2,217) — Other comprehensive loss (2,217) — Total comprehensive income (loss) for the year $ 6,384 $ (108,424)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(in thousands of US dollars)

The Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting years by classifying them as operating, investing or financing activities.

	Note		YEAR ENDED DECEMBER 31, 2016		2015
Operating Activities					
Net earnings (loss) for the year		$	8,601	$	(108,424)
Adjustments for:					
Depletion, depreciation and amortization			80,352		75,822
Share-based payments			4,403		4,926
Impairment of non-current assets	17		—		108,421
Income tax expense (recovery)	23		16,890		(17,828)
Finance costs	10		7,963		5,810
Other	26		(10,934)		(8,988)
Operating cash flows before movements in working capital and taxes			**107,275**		**59,739**
Net change in non-cash working capital items	26		(2,544)		735
Income taxes paid			(4,719)		(4,380)
Cash generated by operating activities			**100,012**		**56,094**
Investing Activities					
Expenditures on mining interests			(43,770)		(41,985)
Acquisition of property, plant and equipment			(18,690)		(14,952)
Deposits paid for the acquisition of non-current assets			(521)		(732)
Purchase of marketable securities			(3,653)		—
Proceeds from sale of marketable securities			48		388
Cash acquired from SilverCrest, net of cash consideration	4		—		28,202
Cash received on settlement of derivatives			—		396
Cash used in investing activities			**(66,586)**		**(28,683)**
Financing Activities					
Proceeds from private placement, net of share issue costs	24(a)		42,716		22,968
Proceeds from exercise of stock options			22,371		—
Proceeds from term loan, net of issuance cost	19(a)		33,709		—
Proceeds from revolving credit facility, net of issuance cost	19(b)		16,161		—
Repayment of prepayment facilities	20		(31,604)		(22,969)
Repayment of debt facilities	19(b)		(21,363)		—
Repayment of lease obligations			(10,239)		(11,755)
Finance costs paid			(6,925)		(4,026)
Cash provided by (used in) financing activities			**44,826**		**(15,782)**
Effect of exchange rate on cash and cash equivalents held in foreign currencies			(221)		(956)
Increase in cash and cash equivalents			**78,252**		**11,629**
Cash and cash equivalents, beginning of the year			51,018		40,345
Cash and cash equivalents, end of year		$	**129,049**	$	**51,018**
Cash		$	91,498	$	40,463
Short-term investments			37,551		10,555
Cash and cash equivalents, end of year		$	**129,049**	$	**51,018**
Supplemental cash flow information	26				

CONSOLIDATED STATEMENTS OF CASH FLOWS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
40

The accompanying notes are an integral part of the audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2016 AND 2015

(In thousands of US dollars, except share and per share amounts)

The Consolidated Statements of Financial Position provide a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	December 31, 2016	December 31, 2015
Assets			
Current assets			
Cash and cash equivalents		$ 129,049	$ 51,018
Trade and other receivables	12	16,473	24,491
Inventories	13	20,254	22,204
Other financial assets	14	13,688	5,701
Prepaid expenses and other		735	1,371
Total current assets		**180,199**	**104,785**
Non-current assets			
Mining interests	15	390,409	387,337
Property, plant and equipment	16	237,638	259,741
Deposits on non-current assets		783	3,484
Deferred tax assets	23	48,146	34,353
Total assets		**$ 857,175**	**$ 789,700**
Liabilities and Equity			
Current liabilities			
Trade and other payables	18	$ 28,194	$ 41,899
Unearned revenue		2,539	2,231
Current portion of debt facilities	19	12,378	15,000
Current portion of lease obligations	21	6,078	9,594
Current portion of prepayment facilities	20	—	19,859
Income taxes payable		383	618
Total current liabilities		**49,572**	**89,201**
Non-current liabilities			
Debt facilities	19	31,560	—
Lease obligations	21	2,108	7,357
Decommissioning liabilities	22	11,315	15,592
Other liabilities		2,741	1,334
Prepayment facilities	20	—	11,383
Deferred tax liabilities	23	138,178	120,114
Total liabilities		**$ 235,474**	**$ 244,981**
Equity			
Share capital		628,565	557,477
Equity reserves		56,354	59,061
Accumulated deficit		(63,218)	(71,819)
Total equity		**$ 621,701**	**$ 544,719**
Total liabilities and equity		**$ 857,175**	**$ 789,700**

Commitments (Note 15, Note 25(c)); Subsequent events (Note 30)

The accompanying notes are an integral part of the audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
41

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(in thousands of US dollars, except share and per share amounts)

The Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves					
	Shares	Amount	Share-based payments[a]	Available for sale revaluation[b]	Foreign currency translation[c]	Total equity reserves	Retained earnings (Accumulated deficit)	Total equity
Balance at December 31, 2014	**117,594,640**	**$ 430,588**	**$ 53,648**	**$ —**	**$ (308)**	**$ 53,340**	**$ 36,605**	**$ 520,533**
Net loss and total comprehensive loss	—	—	—	—	—	—	(108,424)	(108,424)
Share-based payments	—	—	4,926	—	—	4,926	—	4,926
Shares issued for:								
Acquisition of SilverCrest (Note 4)	33,141,663	103,248	795	—	—	795	—	104,043
Private placement	4,620,000	22,968	—	—	—	—	—	22,968
Acquisition of mining interests	173,519	500	—	—	—	—	—	500
Settlement of liabilities	62,260	228	—	—	—	—	—	228
Shares cancelled	(3,844)	(55)	—	—	—	—	—	(55)
Balance at December 31, 2015	**155,588,238**	**$ 557,477**	**$ 59,369**	**$ —**	**$ (308)**	**$ 59,061**	**$ (71,819)**	**$ 544,719**
Net earnings	—	—	—	—	—	—	8,601	8,601
Other comprehensive loss	—	—	—	(2,217)	—	(2,217)	—	(2,217)
Total comprehensive income	**—**	**—**	**—**	**(2,217)**	**—**	**(2,217)**	**8,601**	**6,384**
Share-based payments, net of tax	—	—	4,758	—	—	4,758	—	4,758
Shares issued for:								
Private placement (Note 24(a))	5,250,900	42,716	—	—	—	—	—	42,716
Exercise of stock options (Note 24(b))	3,505,679	27,619	(5,248)	—	—	(5,248)	—	22,371
Acquisition of mining interests	41,466	500	—	—	—	—	—	500
Settlement of liabilities	75,284	253	—	—	—	—	—	253
Balance at December 31, 2016	**164,461,567**	**$ 628,565**	**$ 58,879**	**$ (2,217)**	**$ (308)**	**$ 56,354**	**$ (63,218)**	**$ 621,701**

(a) Share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted and shares purchase warrants issued but not exercised to acquire shares of the Company, plus related tax benefits of $0.4 million (2015 – $nil).

(b) The available for sale revaluation reserve principally records the unrealized fair value gains or losses related to available-for-sale financial instruments, net of amount reclassed as impairment.

(c) Foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Company into the US dollar presentation currency. All of the Company's entities have the US dollar as their functional currency and, thus, there were no changes in the foreign currency translation reserve.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
42

The accompanying notes are an integral part of the audited consolidated financial statements.

NOTES TO AUdITEd CONSOLIdATEd FINANCIAL STATEMENTS FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 43 1. NATURE OF OPERATIONS First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company presently owns and operates six producing silver mines: the Santa Elena Silver/Gold Mine, La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine and the La Guitarra Silver Mine. First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, on the Mexican Stock Exchange under the symbol “AG” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2. 2. BASIS OF PRESENTATION These audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The significant accounting policies, estimates and judgments applied in preparing these consolidated financial statements are summarized in Note 3 of the consolidated financial statements and have been consistently applied throughout all periods presented. These audited consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 25(a)) and marketable securities (Note 14). All dollar amounts presented are in thousands of United States dollars unless otherwise specified. These audited consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries (see Note 28). Intercompany balances, transactions, income and expenses are eliminated on consolidation. These audited consolidated financial statements of First Majestic Silver Corp. for the years ended December 31, 2016 and 2015 were approved and authorized for issue by the Board of Directors on February 21, 2017. 3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES ANd JUdGMENTS The preparation of audited consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amounts, events or actions, actual results may differ from these estimates. In preparing the Company’s consolidated financial statements for the years ended December 31, 2016 and 2015, the Company applied the following significant accounting policies and associated significant estimates and critical judgements: BUSINESS COMBINATIONS (NOTE 4) Accounting Policy: Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree. Acquisition-related costs incurred for the business combination are expensed. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair value at the acquisition date. Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the consideration of the acquisition over the Company’s interest in the fair value of the net identifiable assets, liabilities and contingent liabilities recognized. If the Company’s interest in the fair value of the acquiree’s net identifiable assets, liabilities and contingent liabilities exceeds the cost of the acquisition, the excess is recognized in earnings or loss immediately. Goodwill may also arise as a result of the requirement under IFRS to record a deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill. Accounting Estimates and Judgments: Determination of a Business Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. In 2015, the Company concluded that SilverCrest Mines Inc. ("SilverCrest") met the definition of a business and, accordingly, the acquisition was accounted for as a business combination (Note 4). NO T ES T O AUdI T Ed CONSOL IdAT Ed F IN A NCI A L S TAT EMEN T S (Tabular amounts are expressed in thousands of US dollars)

NOTES TO AUdITEd CONSOLIdATEd FINANCIAL STATEMENTS FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016 44 3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES ANd JUdGMENTS (continued) BUSINESS COMBINATIONS (NOTE 4) (continued) Accounting Estimates and Judgments: (continued) Fair Value Estimates In business combinations, it generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date: (i) The identifiable assets acquired and liabilities assumed; (ii) The consideration transferred in exchange for an interest in the acquiree; (iii) The resulting goodwill. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date. During 2016, the Company finalized the acquisition date fair value of the assets and liabilities acquired from SilverCrest with no changes to the original purchase price allocation disclosed in 2015. GOODWILL Accounting Policy: Goodwill arising on the acquisition of a business is carried at cost as established at the date of the acquisition less accumulated impairment losses, if any. As at December 31, 2016, the Company had $nil goodwill (2015 – $nil). Goodwill is allocated to each of the Company’s cash-generating units that is expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit and loss in the consolidated statements of earnings or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods. INVESTMENT IN ASSOCIATES Accounting Policy: An associate is an entity over which the Company has significant influence with the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies. The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings and losses of associates are recognized in net earnings during the period. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and its associates are not eliminated. As at December 31, 2016 and 2015, the Company had no investment in associates. FOREIGN CURRENCY Accounting Policy: The consolidated financial statements are presented in U.S. dollars. The individual financial statements of each entity are presented in their functional currency, which is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated into the entities’ functional currencies at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for depletion and depreciation related to non-monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in the statements of earnings or loss in the period in which they arise. Accounting Estimates and Judgments: Determination of Functional Currency The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the U.S. dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

NOTES TO AUdITEd CONSOLIdATEd FINANCIAL STATEMENTS FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 45 3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES ANd JUdGMENTS (continued) REVENUE RECOGNITION (NOTE 6) Accounting Policy: Revenue is recognized upon delivery when the following conditions are met: • control, risk and rewards of ownership of products passes to the buyer; • the amount of revenue and costs related to the transaction can be measured reliably; and • it is probable that the economic benefits associated with the transaction will flow to the Company. This occurs when significant risks and rewards of ownership have passed to the buyer, which is when insurance risk has passed to the customer and when the goods have been delivered to a contractually agreed location. Revenue from the sale of precious metals, including by-products, is recorded net of charges for smelting and refining. Metals in doré sold to third parties are priced on delivery. Final weights and assays are adjusted on final settlement which is approximately one month after delivery. Metals in concentrate sold to third-party smelters are provisionally priced and settled on a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The contracts provide for provisional payment on delivery based upon provisional assays and quoted metal prices. Revenues are recorded under these contracts at the time risks and rewards of ownership pass from the Company to the buyer based on spot price on date of delivery, and subsequently adjusted to market price based on the expected date of the final settlement. As a result, the values of the Company’s concentrate receivables change as the underlying commodity market prices vary. This component of the contract is an embedded derivative, which is recorded at fair value with changes in fair value recorded in revenues and trade receivables. Adjustments to revenue for metal prices are recorded monthly and other adjustments related to the final settlement of impurity penalties, weights and assays are recorded on final settlement. Revenue from the sale of coins, ingots and bullion is recorded when the products have been shipped and funds have been received. When cash has been received from customers prior to shipping of the related silver coins, ingots and bullion, the amounts are recorded as unearned revenue until the products are shipped. INVENTORIES (NOTE 13) Accounting Policy: Mineral inventories, including stockpiled ore, work in process and finished goods, are valued at the lower of weighted average cost and estimated net realizable value. Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form. Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold. Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the weighted average cost per tonne. Stockpiled ore tonnage is verified by periodic surveys and physical counts. Work in process inventory includes precipitates, inventories in tanks and in the milling process. Finished goods inventory includes metals in their final stage of production prior to sale, including primarily doré and dried concentrates at our operations and finished goods in-transit. Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs. EXPLORATION AND EVALUATION EXPENDITURES (NOTE 15) Accounting Policy: Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes: • acquiring the rights to explore; • researching and analyzing historical exploration data; • gathering exploration data through topographical, geochemical and geophysical studies; • exploratory drilling, trenching and sampling; • determining and examining the volume and grade of the resource; • surveying transportation and infrastructure requirements; and • compiling pre-feasibility and feasibility studies. Capitalization of exploration and evaluation expenditures commences on acquisition of a beneficial interest or option in mineral rights. Capitalized costs are recorded as mining interests at cost less impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

NOTES TO AUdITEd CONSOLIdATEd FINANCIAL STATEMENTS FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016 46 3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES ANd JUdGMENTS (continued) EXPLORATION AND EVALUATION EXPENDITURES (NOTE 15) (continued) Accounting Policy: (continued) The majority of the Company’s exploration and evaluation expenditures focus on mineral deposits in proximity to its existing mining operations. Where the Company is acquiring a new property, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. Exploration and evaluation expenditures are transferred to development or producing mining interests when technical feasibility and commercial viability of the mineral resource have been demonstrated. Factors taken into consideration include: • there is sufficient geological certainty of converting the mineral deposit into proven and probable reserves; • life of mine plan and economic modeling support the economic extraction of such reserves and resources; • for new properties, a scoping study and/or feasibility study demonstrates that the additional reserves and resources will generate a positive economic outcome; and • operating and environmental permits exist or are reasonably assured as obtainable. Exploration and evaluation expenditures remain as exploration mining interests and do not qualify as producing mining interests until the aforementioned criteria are met. Exploration and evaluation expenditures are transferred to development or producing mining interests when the technical feasibility and commercial viability of a mineral resource has been demonstrated according to the above mentioned factors. Accounting Estimates and Judgments: Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans. MINING INTERESTS (NOTE 15) Accounting Policy: Exploration, development and field support costs directly related to mining interests are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred. Upon commencement of commercial production, mining interests are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material to be extracted in current and future periods based on reserves and resources considered to be highly probable to be economically extracted over the life of mine. If no published reserves and resources are available, the Company may rely on internal estimates of economically recoverable mineralized material, prepared on a basis consistent with that used for determining reserves and resources, for purpose of determining depletion. From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee with no obligation or sale until exercised or expired and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

NOTES TO AUdITEd CONSOLIdATEd FINANCIAL STATEMENTS FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 47 3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES ANd JUdGMENTS (continued) MINING INTERESTS (NOTE 15) (continued) Accounting Estimates and Judgments: Depletion Rate for Mining Interests Depletion expenses are allocated based on estimated useful life of the asset. Should the expected asset life and associated depletion rate differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss. Mineral Reserve and Resource Estimates Mineral reserve and resource estimates affect the determination of recoverable value used in impairment assessments, the depletion and depreciation rates for non-current assets using the units of production method and the expected timing of reclamation and closure expenditures. The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 ("NI 43-101") Technical Report standards. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position, results of operation and cash flows. PROPERTY, PLANT AND EQUIPMENT (NOTE 16) Accounting Policy: Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of qualifying assets. Property, plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to machinery and equipment when it becomes available for use. Depreciation commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Depreciation charges on assets that are directly related to mineral properties are allocated to those mineral properties. The Company conducts an annual review of residual balances, useful lives and depreciation methods utilized for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively. Accounting Estimates and Judgments: Depreciation and Amortization Rates for Property, Plant and Equipment Depreciation and amortization expenses are allocated based on estimated useful life of the asset. Should the expected asset life and associated depreciation rates differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss. Commencement of Commercial Production Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the related mine or mill and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation and amortization of property, plant and equipment begin when operating levels intended by management have been reached. Determining when a mine or mill is in the condition necessary for it to be capable of operating in the manner intended by management is a matter of judgment dependent on the specific facts and circumstances. The following factors may indicate that commercial production has commenced: • substantially all major capital expenditures have been completed to bring the asset to the condition necessary to operate in the manner intended by management; • the mine or mill has reached a pre-determined percentage of design capacity; • the ability to sustain a pre-determined level of design capacity for a significant period of time (i.e. the ability to process ore continuously at a steady or increasing level); • the completion of a reasonable period of testing of the mine plant and equipment; • the ability to produce a saleable product (i.e., the ability to produce concentrate within required sellable specifications); • the mine or mill has been transferred to operating personnel from internal development groups or external contractors; and • mineral recoveries are at or near the expected production levels.

NOTES TO AUdITEd CONSOLIdATEd FINANCIAL STATEMENTS FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016 48 3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES ANd JUdGMENTS (continued) BORROWING COSTS Accounting Policy: Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred. As at December 31, 2016 and 2015, the Company does not have any qualifying assets under construction. IMPAIRMENT OF NON-CURRENT ASSETS (NOTE 17) Accounting Policy: At each statement of financial position date, the Company reviews the carrying amounts of its non-current assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate independent cash inflows, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs. If the recoverable amount of the asset or CGU is determined to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and an impairment loss is recognized as an expense in the consolidated statements of loss. Recoverable amount is the higher of fair value less costs of disposal (“FVLCD”) and value in use (“VIU”). FVLCD is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s length transaction between knowledgeable and willing parties. The Company considers the use of a combination of its internal discounted cash flow economic models and in-situ value of reserves, resources and exploration potential of each CGU for estimation of its FVLCD. These cash flows are discounted by an appropriate post-tax discount rate to arrive at a net present value of the asset. VIU is determined as the present value of the estimated cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal. VIU is determined by applying assumptions specific to the Company’s continued use and does not take into account future development. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset or CGU in prior periods, adjusted for additional amortization which would have been recorded had the asset or CGU not been impaired. A reversal of an impairment loss is recognized as a gain in the statements of earnings or loss. Accounting Estimates and Judgments: Indications of Impairment and Reversal of Impairment Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment and mining interests are impaired or previous impairments should be reversed. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. For exploration and evaluation assets, indications include but are not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area. Fair Value Estimates In determining the recoverable amounts of the Company’s property, plant and equipment and mining interests, management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs of disposal of the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in an impairment of the carrying amounts of the Company’s non-current assets. Conversely, favourable changes to the aforementioned factors can result in a reversal of previous impairments.

NOTES TO AUdITEd CONSOLIdATEd FINANCIAL STATEMENTS FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 49 3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES ANd JUdGMENTS (continued) SHARE-BASED PAYMENT TRANSACTIONS (NOTE 24(b)) Accounting Policy: Employees (including directors and officers) of the Company may receive a portion of their remuneration in the form of stock options which are share‐based payment transactions (“share-based payments”). Stock options issued to employees are measured by reference to their fair value using the Black-Scholes model at the date on which they were granted. Forfeitures are estimated at grant date and adjusted prospectively based on actual forfeitures. Share-based payments expense, for stock options that are forfeited or cancelled prior to vesting, is reversed. The costs of share-based payments are recognized, together with a corresponding increase in the equity reserve, over the period in which the services and/or performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). On exercise by the employee, the associated option value in the equity reserve is reclassified to share capital. In situations where equity instruments are issued to non-employees, the share-based payments are measured at the fair value of goods or services received. If some or all of the goods or services received by the Company as consideration cannot be specifically identified, they are measured at the fair value of the share‐based payment. Accounting Estimates and Judgments: Valuation of Share-based Payments The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves. TAXATION (NOTE 23) Accounting Policy: Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case they are recognized in other comprehensive income or directly in equity. Current income tax is based on taxable earnings for the year. The tax rates and tax laws to compute the amount payable are those that are substantively enacted in each tax regime at the date of the statement of financial position. Deferred income tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the statement of financial position, unused tax losses, unused tax credits and the corresponding tax bases used in the computation of taxable earnings, based on tax rates and tax laws that are substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled. Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognized for all deductible temporary differences to the extent that the realization of the related tax benefit through future taxable earnings is probable. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis. Accounting Estimates and Judgments: Recognition of Deferred Income Tax Assets In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed, reviewed by management and are consistent with the forecasts utilized for business planning and impairment testing purposes. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses recognized and unrecognized income tax assets.

NOTES TO CONSOLIdATEd FINANCIAL STATEMENTS FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016 50 NO T ES T O CONSOL IdAT Ed F IN A NCI A L S TAT EMEN T S (tabular amounts are expressed in thousand of United States dollars, unless otherwise stated) 3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES ANd JUdGMENTS (continued) TAXATION (NOTE 23) (continued) Accounting Estimates and Judgments: (continued) Tax Contingencies The Company’s operations involve dealing with uncertainties and judgments in the application of tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with tax authorities in various jurisdictions and resolution of disputes arising from tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which, additional taxes will be due. The Company adjusts these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result. FINANCIAL ASSETS Accounting Policy: All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale (“AFS”), loans and receivables, or fair value through profit or loss (“FVTPL”). Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period. Financial assets classified as AFS are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary due to a significant or prolonged decline in the fair value of that investment below its cost which are recognized through profit and loss in the statements of earnings or loss. Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss in the statements of earnings or loss. Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset. FINANCIAL LIABILITIES Accounting Policy: All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities. Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred. At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise. PROVISIONS (NOTE 22) Accounting Policy: Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate of the obligation can be made. The amount recognized as a provision is the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as finance costs.

NOTES TO CONSOLIdATEd FINANCIAL STATEMENTS FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 51 3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES ANd JUdGMENTS (continued) PROVISIONS (NOTE 22) (continued) Accounting Estimates and Judgments: Estimated Reclamation and Closure Costs The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company. Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense. CASH AND CASH EQUIVALENTS Accounting Policy: Cash in the statement of financial position includes cash on hand and held at banks and cash equivalents include short-term guaranteed investment certificates redeemable within three months or less at the date of purchase. FINANCE LEASES (NOTE 21) Accounting Policy: Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statement of financial position as a finance lease obligation. Finance costs are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. EARNINGS OR LOSS PER SHARE (NOTE 11) Accounting Policy: Basic earnings or loss per share for the period is calculated by dividing the earnings or loss attributable to equity holders of the Company by the weighted average number of shares outstanding during the reporting period. Diluted earnings or loss per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and share purchase warrants, and assumes the receipt of proceeds upon exercise of the options to determine the number of shares assumed to be purchased at the average market price during the period. FUTURE CHANGES IN ACCOUNTING POLICIES NOT YET EFFECTIVE AS AT DECEMBER 31, 2016 Revenue Recognition In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of applying this standard, primarily reviewing its doré and concentrate sales agreements. The Company does not anticipate any changes in the gross amounts of revenue but the timing of revenue recognized may differ under the new standard if the timing of transfer of control to customers is deferred and/or if there are additional performance obligations which are currently not recognized separately, such as shipping and insurance services arranged by the Company on behalf of its customers. Financial instruments In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of applying this standard. The expected impact of applying this standard include the potential designation of equity securities as financial assets at fair value through other comprehensive income, resulting in changes in fair value recognized in other comprehensive income. The new expected credit loss impairment model and reformed approach to hedge accounting is not expected to have a significant impact on the Company’s consolidated financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

FUTURE CHANGES IN ACCOUNTING POLICIES NOT YET EFFECTIVE AS AT DECEMBER 31, 2016 (continued)

Leases

In January 2016, the IASB published a new accounting standard, IFRS 16 – *Leases* ("IFRS 16") which supersedes IAS 17 – *Leases*. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been applied. Upon the adoption of IFRS 16, the Company expects to record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more previously classified as operating leases on the Consolidated Statements of Financial Position at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest expense on lease liabilities will be recorded under IFRS 16 compared to the current standard. Additionally, a corresponding reduction in production costs is expected. Lastly, the Company expects a positive impact on operating cash flows with a corresponding increase in financing cash outflows under IFRS 16. The Company has not quantified these impacts at this time.

4. ACQUISITION OF SILVERCREST MINES INC.

DESCRIPTION OF THE TRANSACTION

On October 1, 2015, the Company completed the arrangement agreement to acquire all of the issued and outstanding common shares of SilverCrest Mines Inc. for a consideration of 0.2769 common shares of First Majestic (the "Exchange Ratio") and CAD$0.0001 in cash per common share of SilverCrest. Pursuant to closing of the transaction, First Majestic issued 33,141,663 common shares, 2,647,147 replacement stock options based on the Exchange Ratio, and a nominal amount of cash for the acquisition.

The transaction added the Santa Elena Silver/Gold Mine as the Company's sixth producing asset in Mexico. Santa Elena is located approximately 150 km northeast of Hermosillo, Sonora, Mexico, with a 3,000 tpd milling operation.

The transaction also strengthened the Company's consolidated statements of financial position by contributing $29.4 million in working capital at the acquisition date.

PURCHASE PRICE ALLOCATION

As management concluded that SilverCrest constitutes a business, the acquisition is accounted for in accordance with IFRS 3 – Business Combinations. Total consideration for the acquisition was valued at $104.1 million at the acquisition date and the purchase price allocation was estimated as follows:

Total Consideration		
33,141,663 First Majestic shares at $3.12 (CAD$4.13) per share	$	103,248
2,647,147 First Majestic replacement options (Note 24(b))		795
Cash paid		9
	$	**104,052**
Net Assets Acquired		
Cash and cash equivalents	$	28,211
Trade and other receivables[(1)]		9,088
Inventories		10,971
Property, plant and equipment		64,819
Mining interests		15,951
Other working capital items		(3,905)
Debt facility		(15,000)
Decommissioning liabilities		(2,634)
Deferred tax liabilities		(3,449)
	$	**104,052**

(1) The fair value of acquired trade and other receivables is assumed to equal to its contractual value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
52

NOTES TO CONSOLIdATEd FINANCIAL STATEMENTS FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 53 4. ACqUISITION OF SILVERCREST MINES INC. (continued) PURCHASE PRICE ALLOCATION (continued) In 2009, Nusantara de Mexico, S.A. de C.V. (“Nusantara”), a subsidiary of SilverCrest entered into a definitive purchase agreement with Sandstorm Gold Ltd. (“Sandstorm”) to sell 20% of its future gold production from the Santa Elena Silver Mine, up to a total of 50,000 ounces, for consideration of an upfront deposit of $12.0 million and 3.5 million common shares of Sandstorm, valued at $1.4 million at that time, plus a payment per ounce of gold equal to the lesser of $350 or the prevailing market price, subject to an increase of 1% per annum. The agreement was subsequently amended in 2014 to include 20% of Santa Elena’s life of mine gold production from a designated area of its underground operation, for an additional consideration of $10.0 million in cash plus, upon fulfillment of the original 50,000 ounces, a payment per ounce of gold equal to the lesser of $450 or the prevailing market price, subject to an inflating increase of 1% per annum. The expected cash flows associated with the sale of gold to Sandstorm at a price lower than market price have been reflected in the determination of the fair value of the mining interest recorded upon acquisition of SilverCrest. The Company has presented the value of any expected future cash flows from the sale of future gold production to Sandstorm as part of mining interests, as the Company did not receive any of the original upfront payment provided by Sandstorm to SilverCrest. Further, the Company does not believe that the agreement to sell to Sandstorm meets the definition of a liability as the delivery obligation only arises upon production of the gold. Total transaction costs of $2.1 million related to the acquisition were expensed in 2015. Financial and operating results of SilverCrest are included in the Company’s consolidated financial statements effective October 1, 2015. During the year ended December 31, 2015, the acquisition of SilverCrest contributed revenues of $26.7 million and $3.3 million to the Company’s net earnings. Had the business combination been effected at January 1, 2015, pro forma revenues and net loss of the Company for the year ended December 31, 2015 would have been $279.6 million and $101.8 million, respectively. 5. SEGMENTEd INFORMATION For the year ended December 31, 2016, the Company had eight reporting segments (December 31, 2015 – eight), including six operating segments located in Mexico, one retail market segment in Canada and one metal marketing segment in Europe. “Others” consists primarily of the Company’s other development and exploration properties (Note 15), debt facilities (Note 19), prepayment facilities (Note 20), intercompany eliminations, and corporate expenses which are not allocated to operating segments. All of the Company’s operations are within the mining industry and its major products are precious metals doré and precious and base metals concentrates which are refined or smelted into pure silver, gold, lead and zinc and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices. A reporting segment is defined as a component of the Company that: • engages in business activities from which it may earn revenues and incur expenses; • whose operating results are reviewed regularly by the entity’s chief operating decision maker; and • for which discrete financial information is available. Management evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments. Houston

5. SEGMENTED INFORMATION (continued)

	Year ended December 31, 2016					At December 31, 2016	
	Revenue	Cost of sales	Depletion, depreciation and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico							
Santa Elena[1]	$ 94,995	$ 42,721	$ 16,425	$ 35,849	$ 15,245	$ 111,291	$ 17,868
La Encantada	44,338	29,708	17,487	(2,857)	9,989	94,497	13,323
La Parrilla	44,891	25,742	18,786	363	11,077	172,663	43,160
Del Toro	34,976	19,522	14,202	1,252	11,548	157,684	26,774
San Martin	37,201	18,784	6,854	11,563	6,357	86,519	25,085
La Guitarra	21,620	12,822	5,517	3,281	9,042	68,065	13,819
Canada							
Coins and Bullion Sales	922	873	—	49	—	960	4
Europe							
Silver Sales	17,737	14,254	—	3,483	—	7,460	774
Others	(18,603)	(15,145)	322	(3,780)	2,616	158,036	94,667
Consolidated	**$ 278,077**	**$ 149,281**	**$ 79,593**	**$ 49,203**	**$ 65,874**	**$ 857,175**	**$ 235,474**

(1) Santa Elena was acquired on October 1, 2015.

	Year ended December 31, 2015					At December 31, 2015	
	Revenue	Cost of sales	Depletion, depreciation and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico							
Santa Elena[1]	$ 26,655	$ 15,131	$ 4,155	$ 7,369	$ 3,003	$ 136,713	$ 20,773
La Encantada	39,712	32,111	26,633	(19,032)	13,784	101,092	38,857
La Parrilla	43,292	30,362	17,360	(4,430)	14,041	179,108	29,506
Del Toro	47,584	27,406	12,125	8,053	12,670	165,587	27,164
San Martin	43,067	20,789	8,706	13,572	9,058	86,291	28,226
La Guitarra	17,335	9,688	6,715	932	7,775	56,351	11,920
Canada							
Coins and Bullion Sales	546	666	22	(142)	—	282	1
Europe							
Silver Sales	90,894	90,863	—	31	—	7,413	2,394
Others	(89,641)	(91,342)	(677)	2,378	1,911	56,863	86,140
Consolidated	**$ 219,444**	**$ 135,674**	**$ 75,039**	**$ 8,731**	**$ 62,242**	**$ 789,700**	**$ 244,981**

(1) Santa Elena was acquired on October 1, 2015.

During the year ended December 31, 2016, the Company had six (December 31, 2015 – five) customers that account for 100% of its doré and concentrate sales revenue. The Company had three major customers that accounted for 32%, 29%, and 24% of total revenue in 2016 (2015 – 50%, 30% and 16%, respectively).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
54

6. REVENUES

Revenues from sale of metal, including by-products, are recorded net of smelting and refining costs. Precious metals contained in doré form are sold and priced on delivery to the customer. Metals in concentrate form are sold and provisionally priced on delivery. Final settlements are based on market price at a predetermined future date, typically one month after delivery.

Revenues for the period are summarized as follows:

	YEAR ENDED DECEMBER 31,	
	2016	2015
Gross revenue from payable metals:		
Silver	$ 199,942	$ 172,268
Gold	64,039	28,754
Lead	27,208	33,031
Zinc	8,902	13,666
Gross revenue	300,091	247,719
Less: smelting and refining costs	(22,014)	(28,275)
Revenues	**$ 278,077**	**$ 219,444**
Silver as % of gross revenue	**67%**	**70%**

The Santa Elena mine has a purchase agreement with Sandstorm Gold Ltd. ("Sandstorm"), which requires the Company to sell 20% of its gold production over the life of mine from a designated area of its underground operations. The selling price is based on the lower of the prevailing market price or $350 per ounce until fulfillment of 50,000 ounces, after which the price will increase to the lower of the prevailing market price or $450 per ounce, subject to a 1% annual inflation commencing in April 2014.

During the year ended December 31, 2016, the Company delivered 9,992 (2015 – 2,062) ounces of gold to Sandstorm under the purchase agreement at an average price of $360 (2015 – $357) per ounce , compared to the average market price of $1,251 (2015 – $1,104) per ounce. As at December 31, 2016, the Santa Elena mine has delivered 42,722 (2015 – 32,730) cumulative ounces of gold to Sandstorm.

7. COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	YEAR ENDED DECEMBER 31,	
	2016	2015
Consumables and materials	$ 35,762	$ 41,846
Labour costs	63,444	52,779
Energy	28,246	22,335
Other costs	13,881	8,503
Production costs	**141,333**	**125,463**
Transportation and other selling costs	3,756	5,237
Workers participation costs	1,907	468
Environmental duties and royalties	1,389	1,150
Inventory changes	560	2,326
Other costs	336	1,030
	$ 149,281	**$ 135,674**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
55

NOTES TO CONSOLIdATEd FINANCIAL STATEMENTS FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016 56 8. GENERAL ANd AdMINISTRATIVE EXPENSES General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following: YEAR ENDED DECEMBER 31, 2016 2015 Corporate administration $ 3,819 $ 4,185 Salaries and benefits 9,387 8,149 Audit, legal and professional fees 2,656 2,835 Filing and listing fees 441 320 Directors fees and expenses 685 731 Depreciation 759 784 $ 17,747 $ 17,004 9. INVESTMENT ANd OTHER INCOME (LOSS) The Company’s investment and other income (loss) income are comprised of the following: YEAR ENDED DECEMBER 31, 2016 2015 Gain (loss) from investment in marketable securities (Note 14) $ 6,281 $ (1,030) Loss from fair value adjustment of prepayment facilities (Note 20) (1,255) (1,202) Interest income and other 183 1,123 Equity loss on investment in associates — 679 Gain from investment in derivatives — 396 $ 5,209 $ (34) 10. FINANCE COSTS Finance costs are primarily related to interest and accretion expense on the Company’s prepayment facilities, debt facilities and finance leases. The Company’s finance costs in the period are summarized as follows: YEAR ENDED DECEMBER 31, 2016 2015 Debt facilities (Note 19) $ 2,218 $ 141 Finance leases (Note 21) 845 1,480 Prepayment facilities (Note 20) 261 3,060 Loss on early settlement of prepayment facilities (Note 20) 3,506 — Accretion of decommissioning liabilities 830 835 Silver sales and other 303 294 $ 7,963 $ 5,810

11. EARNINGS (LOSS) PER SHARE

Basic net earnings (loss) per share is the net earnings (loss) available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted net earnings (loss) per share adjusts basic net earnings per share for the effects of dilutive potential common shares.

The calculations of basic and diluted earnings (loss) per share for the periods ended December 31, 2016 and 2015 are based on the following:

	YEAR ENDED DECEMBER 31,	
	2016	2015
Net earnings (loss) for the year	$ 8,601	$ (108,424)
Weighted average number of shares on issue – basic	160,874,038	129,117,653
Adjustment for stock options	3,383,525	–
Weighted average number of shares on issue – diluted[1]	164,257,563	129,117,653
Earnings (loss) per share – basic	$ 0.05	$ (0.84)
Earnings (loss) per share – diluted	$ 0.05	$ (0.84)

(1) Diluted weighted average number of shares excludes 2,880,893 (2015 – 10,360,874) options that were anti-dilutive for the year ended December 31, 2016.

12. TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	DECEMBER 31, 2016	DECEMBER 31, 2015
Trade receivables	$ 6,353	$ 3,249
Value added taxes and other taxes receivable	9,534	19,674
Other	586	1,568
	$ 16,473	$ 24,491

At December 31, 2015, value added taxes ("VAT") receivable included $11.1 million of VAT filings of Nusantara, a subsidiary of the recently acquired SilverCrest, that were delayed due to a prior audit from the Mexican tax authorities. During the year ended December 31, 2016, the Company was able to fully collect these outstanding VAT balances.

As at December 31, 2016, the Company has a $0.3 million (December 31, 2015 – $1.1 million) promissory notes receivable from First Mining Finance Corp., a related party, which will be fully settled by June 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
57

NOTES TO CONSOLIdATEd FINANCIAL STATEMENTS FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016 58 13. INVENTORIES Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value. Inventories of the Company are comprised of: DECEMBER 31, DECEMBER 31, 2016 2015 Finished goods – doré and concentrates $ 3,014 $ 3,194 Work-in-process 1,327 1,282 Stockpile 122 93 Silver coins and bullion 405 212 Materials and supplies 15,386 17,423 $ 20,254 $ 22,204 The amount of inventories recognized as an expense during the year was $220.9 million (2015 – $200.5 million), equivalent to total production costs plus depletion, depreciation and amortization for the period. As at December 31, 2016, mineral inventories, which consist of stockpile, work-in-process and finished goods, include $0.5 million (December 31, 2015 – $0.8 million) write-down which was recognized in cost of sales during the year. 14. OTHER FINANCIAL ASSETS As at December 31, 2016, other financial assets consist primarily of the Company’s investment in marketable securities and foreign exchange derivatives. Marketable securities are classified as financial assets. Changes in fair value of marketable securities designated as fair value through profit and loss (“FVTPL”) are recorded through profit or loss, while changes in fair value of marketable securities designated as available for sale (“AFS”) are recorded through other comprehensive income. DECEMBER 31, DECEMBER 31, 2016 2015 Fair Value through Profit and Loss First Mining Finance Corp. (TSX.V: FF) $ 9,819 $ 3,564 Sprott Physical Silver Trust (NYSE: PSLV) 2,432 2,108 Others — 29 $ 12,251 $ 5,701 Available for sale marketable securities 1,437 — Total marketable securities $ 13,688 $ 5,701 During the year ended December 31, 2016, the Company recognized a gain of $6.3 million (2015 – loss of $1.0 million), related to fair value adjustments to its FVTPL marketable securities. During the year ended December 31, 2016, the Company recognized an unrealized loss of $2.2 million (2015 – $nil), or $1.9 million net of tax, on marketable securities through other comprehensive income.

15. MINING INTERESTS

Mining interests primarily consist of acquisition, exploration, development and field support costs directly related to the Company's operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company's mining interests are comprised of the following:

	DECEMBER 31, 2016	DECEMBER 31, 2015
Producing properties	$ 319,213	$ 309,295
Exploration properties (non-depletable)	71,196	78,042
	$ 390,409	$ 387,337

Producing properties are allocated as follows:

Producing properties	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Cost							
At December 31, 2014	$ —	$ 72,491	$ 125,559	$ 61,913	$ 67,327	$ 66,259	$ 393,549
Acquired from SilverCrest	15,519	—	—	—	—	—	15,519
Additions	2,240	5,002	9,115	8,427	5,115	6,340	36,239
Change in decommissioning liabilities	(105)	(195)	(406)	(3)	(34)	(119)	(862)
Transfer from exploration properties	—	4,177	7,656	17,606	7,588	17,397	54,424
At December 31, 2015	$ 17,654	$ 81,475	$ 141,924	$ 87,943	$ 79,996	$ 89,877	$ 498,869
Additions	9,067	1,502	4,211	2,256	2,753	4,639	24,428
Change in decommissioning liabilities	(202)	(446)	54	(567)	(860)	(342)	(2,363)
Transfer from exploration properties	1,110	3,298	—	10,046	4,425	6,826	25,705
At December 31, 2016	$ 27,629	$ 85,829	$ 146,189	$ 99,678	$ 86,314	$ 101,000	$ 546,639
Accumulated depletion and impairment							
At December 31, 2014	$ —	$ (14,549)	$ (24,816)	$ (12,402)	$ (30,687)	$ (34,696)	$ (117,150)
Depletion and amortization	(544)	(15,019)	(7,287)	(5,898)	(2,953)	(5,509)	(37,210)
Impairment	—	(12,543)	(5,803)	(2,212)	—	(14,656)	(35,214)
At December 31, 2015	$ (544)	$ (42,111)	$ (37,906)	$ (20,512)	$ (33,640)	$ (54,861)	$ (189,574)
Depletion and amortization	(2,860)	(9,288)	(11,069)	(6,762)	(3,714)	(4,159)	(37,852)
At December 31, 2016	$ (3,404)	$ (51,399)	$ (48,975)	$ (27,274)	$ (37,354)	$ (59,020)	$ (227,426)
Carrying values							
At December 31, 2015	$ 17,110	$ 39,364	$ 104,018	$ 67,431	$ 46,356	$ 35,016	$ 309,295
At December 31, 2016	$ 24,225	$ 34,430	$ 97,214	$ 72,404	$ 48,960	$ 41,980	$ 319,213

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
59

15. MINING INTERESTS (continued)

Exploration properties are allocated as follows:

Exploration properties		Santa Elena		La Encantada		La Parrilla		Del Toro		San Martin		La Guitarra		Other		Total
Cost																
At December 31, 2014	**$**	**—**	**$**	**8,345**	**$**	**15,261**	**$**	**35,310**	**$**	**15,175**	**$**	**34,794**	**$**	**37,379**	**$**	**146,264**
Acquired from SilverCrest		—		—		—		—		—		—		432		432
Exploration and evaluation expenditures		—		1,879		1,188		2,046		461		380		1,308		7,262
Change in decommissioning liabilities		—		—		—		—		—		—		(266)		(266)
Impairment		—		(1,456)		(463)		(635)		—		(5,233)		(13,439)		(21,226)
Transfer to producing properties		—		(4,177)		(7,656)		(17,606)		(7,588)		(17,397)		—		(54,424)
At December 31, 2015	**$**	**—**	**$**	**4,591**	**$**	**8,330**	**$**	**19,115**	**$**	**8,048**	**$**	**12,544**	**$**	**25,414**	**$**	**78,042**
Exploration and evaluation expenditures		2,138		1,264		2,298		7,743		2,478		2,092		952		18,965
Change in decommissioning liabilities		—		—		—		—		—		—		($106)		($106)
Transfer to producing properties		(1,110)		(3,298)		—		(10,046)		(4,425)		(6,826)		—		(25,705)
At December 31, 2016	**$**	**1,028**	**$**	**2,557**	**$**	**10,628**	**$**	**16,812**	**$**	**6,101**	**$**	**7,810**	**$**	**26,260**	**$**	**71,196**

(a) Santa Elena Silver/Gold Mine, Sonora State

The Santa Elena Mine has a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from a designated area of its underground operations to Sandstorm. The selling price is based on the lower of the prevailing market price or $350 per ounce until fulfillment of 50,000 ounces, after which the price will increase to the lower of the prevailing market price or $450 per ounce, adjusted for a 1% annual inflation commencing in April 2014. As at December 31, 2016, the Santa Elena mine has delivered 42,722 (2015 – 32,730) cumulative ounces of gold to Sandstorm.

In December 2016, the Company entered into an option agreement with Compania Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire 5,802 hectares of mining concessions adjacent to the Santa Elena mine. In exchange, First Majestic has agreed to incur $1.6 million in exploration costs on the property over four years, a 2.5% NSR royalty on the related concessions, and to pay $1.4 million in cash, of which $0.1 million was due on or before the date of agreement (paid), $0.2 million in December 2017, $0.2 million in December 2018, $0.3 million in December 2019 and $0.7 million in December 2020, respectively.

(b) Del Toro Silver Mine, Zacatecas State

In September 2016, the Company entered into two agreements to acquire 1,223 hectares of mining concessions adjacent to the Del Toro Silver Mine. The total purchase price amounted to $3.6 million in cash, of which $1.2 million has been paid, $1.0 million is due in 2017, $1.0 million in 2018 and $0.4 million in 2019, respectively.

In October 2016, the Company entered into an agreement to acquire 7,205 hectares of mining concessions adjacent to the Del Toro Silver Mine. The total purchase price amounted to $1.5 million, payable over six equal payments every six months. As at December 31, 2016, $0.3 million has been paid.

(c) La Guitarra Silver Mine, State of Mexico

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at the La Guitarra Mine. The total purchase price amounted to $5.4 million, of which $5.2 million is settled in common shares of First Majestic and $0.2 million in cash. As at December 31, 2016, the Company has paid $4.4 million, consisting of $0.2 million in cash and $4.2 million in common shares. The remaining balance of $1.0 million will be settled in two equal annual payments in September 2017 and 2018 based on the Company's volume weighted average market price at the time of the payments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
60

16. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's property, plant and equipment are used in the Company's six operating mine segments. Property, plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to machinery and equipment when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings[1]	Machinery and Equipment[2]	Assets under Construction	Other	Total
Cost					
At December 31, 2014	$ 120,635	$ 238,317	$ 21,206	$ 11,636	$ 391,794
Acquired from SilverCrest	703	64,116	—	—	64,819
Additions	415	4,412	13,499	415	18,741
Transfers and disposals	6,531	9,203	(16,820)	331	(755)
At December 31, 2015	$ 128,284	$ 316,048	$ 17,885	$ 12,382	$ 474,599
Additions	73	5,399	16,475	534	22,481
Transfers and disposals	4,765	3,783	(12,545)	234	(3,763)
At December 31, 2016	$ 133,122	$ 325,230	$ 21,815	$ 13,150	$ 493,317
Accumulated depreciation, amortization and impairment					
At December 31, 2014	$ (29,574)	$ (88,632)	—	$ (6,550)	$ (124,756)
Depreciation and amortization	(4,976)	(29,791)	—	(1,533)	(36,300)
Transfers and disposals	(423)	(1,356)	—	(42)	(1,821)
Impairment	(25,536)	(26,395)	—	(50)	(51,981)
At December 31, 2015	$ (60,509)	$ (146,174)	—	$ (8,175)	$ (214,858)
Depreciation and amortization	(5,230)	(35,641)	—	(1,174)	(42,045)
Transfers and disposals	(243)	1,453	—	14	1,224
At December 31, 2016	$ (65,982)	$ (180,362)	—	$ (9,335)	$ (255,679)
Carrying values					
At December 31, 2015	$ 67,775	$ 169,874	$ 17,885	$ 4,207	$ 259,741
At December 31, 2016	$ 67,140	$ 144,868	$ 21,815	$ 3,815	$ 237,638

(1) Included in land and buildings is $5.9 million (December 31, 2015 – $8.2 million) of land which is not subject to depreciation.
(2) Included in property, plant and equipment is $17.5 million (December 31, 2015 $25.5 million) of equipment under finance lease (Note 21).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
61

16. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost								
At December 31, 2014	$ —	$ 100,359	$ 92,872	$ 113,329	$ 44,485	$ 20,732	$ 20,017	$ 391,794
Acquired from SilverCrest	64,819	—	—	—	—	—	—	64,819
Additions	763	6,903	3,738	2,197	3,482	1,055	603	18,741
Transfers and disposals	—	1,815	(325)	(433)	(2,362)	542	8	(755)
At December 31, 2015	$ 65,582	$ 109,077	$ 96,285	$ 115,093	$ 45,605	$ 22,329	$ 20,628	$ 474,599
Additions	4,040	7,223	4,568	1,549	1,126	2,311	1,664	22,481
Transfers and disposals	(252)	623	(6,160)	486	(852)	1,111	1,281	(3,763)
At December 31, 2016	$ 69,370	$ 116,923	$ 94,693	$ 117,128	$ 45,879	$ 25,751	$ 23,573	$ 493,317
Accumulated depreciation and amortization and impairment								
At December 31, 2014	$ —	$ (36,939)	$ (28,542)	$ (24,684)	$ (18,390)	$ (12,056)	$ (4,145)	$ (124,756)
Depreciation and amortization	(2,935)	(11,546)	(8,809)	(5,456)	(5,003)	(1,205)	(1,346)	(36,300)
Transfers and disposals	—	(283)	(619)	(776)	280	(412)	(11)	(1,821)
Impairment	—	(14,545)	(3,687)	(24,580)	—	(2,549)	(6,620)	(51,981)
At December 31, 2015	$ (2,935)	$ (63,313)	$ (41,657)	$ (55,496)	$ (23,113)	$ (16,222)	$ (12,122)	$ (214,858)
Depreciation and amortization	(12,959)	(8,178)	(7,766)	(7,402)	(3,137)	(1,344)	(1,259)	(42,045)
Transfers and disposals	24	(522)	2,857	(336)	468	(781)	(486)	1,224
At December 31, 2016	$ (15,870)	$ (72,013)	$ (46,566)	$ (63,234)	$ (25,782)	$ (18,347)	$ (13,867)	$ (255,679)
Carrying values								
At December 31, 2015	$ 62,647	$ 45,764	$ 54,628	$ 59,597	$ 22,492	$ 6,107	$ 8,506	$ 259,741
At December 31, 2016	$ 53,500	$ 44,910	$ 48,127	$ 53,894	$ 20,097	$ 7,404	$ 9,706	$ 237,638

17. IMPAIRMENT OF NON-CURRENT ASSETS

Non-current assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable.

At December 31, 2016, the Company assessed the recoverable value of the La Parrilla mine due to a decrease in Reserves and Resources and concluded that the carrying value of the mine remains recoverable and no impairment charge was recorded. The Company also determined there were no significant events or changes in circumstances to indicate that the carrying amount of its non-current assets may not be recoverable, nor indicators that the recoverable amount of its previously impaired assets will exceed its carrying value. As such, no impairment or impairment reversal were recognized during the year ended December 31, 2016.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
62

17. IMPAIRMENT OF NON-CURRENT ASSETS (continued)

At December 31, 2015, the Company determined there were several indicators of potential impairment on its non-current assets, including the decline in the Company's market capitalization, reduction in market consensus on long-term silver price forecasts during the year and the consequential impact on the Company's reserves and resources. Based on the Company's assessment at December 31, 2016 and 2015, the Company concluded that the following mines and properties had estimated recoverable value, based on their FVLCD, below their carrying value and impairment charges were required:

	YEAR ENDED DECEMBER 31, 2016	2015
La Encantada Silver Mine	$ —	$ 28,544
Del Toro Silver Mine	—	27,427
La Guitarra Silver Mine	—	22,438
La Luz Silver Project	—	13,973
La Parrilla Silver Mine	—	9,953
Plomosas Project	—	6,086
Impairment of non-current assets	**$ —**	**$ 108,421**
Deferred income tax recovery	—	(38,218)
Impairment of non-current assets, net of tax	**$ —**	**$ 70,203**

The impairment charge recognized for the year ended December 31, 2015 in respect of each operating segment or project was as follows:

	Mining Interests			
	Producing	Exploration	Property, Plant and Equipment	Total
La Encantada Silver Mine	$ 12,543	$ 1,456	$ 14,545	$ 28,544
Del Toro Silver Mine	2,212	635	24,580	27,427
La Guitarra Silver Mine	14,656	5,233	2,549	22,438
La Luz Silver Project	—	7,353	6,620	13,973
La Parrilla Silver Mine	5,803	463	3,687	9,953
Plomosas Project	—	6,086	—	6,086
Impairment of non-current assets	**$ 35,214**	**$ 21,226**	**$ 51,981**	**$ 108,421**

Recoverable values are determined with internal discounted cash flow economic models projected using management's best estimate of recoverable mineral reserves and resources, future operating costs and capital expenditures, and long-term foreign exchange rates. For mineral resources that were not valued using internal discounted cash flow economic models, FVLCD were estimated based on in-situ value of their resources and exploration potential derived from comparable market transactions.

Metal price assumptions used to determine the recoverable amounts at December 31, 2015 are summarized in the following table:

	DECEMBER 31, 2015	
Commodity Prices	2016-2019 Average	Long-term
Silver (per ounce)	$ 17.19	$ 18.50
Gold (per ounce)	$ 1,213	$ 1,250
Lead (per pound)	$ 0.89	$ 0.90
Zinc (per pound)	$ 0.98	$ 1.00

A discount rate of 8.5%, equivalent to the Company's weighted average cost of capital at December 31, 2015, was used to determine FVLCD based on internal discounted cash flow economic models of each CGU.

The internal discounted cash flow economic models and in-situ values used to determine FVLCD are significantly affected by changes in key assumptions for future metal prices, capital expenditures, production cost estimates and discount rates. Management's estimate of FVLCD is classified as level 3 in the fair value hierarchy. There was no material change in the valuation techniques utilized to determine FVLCD in the year ended December 31, 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
63

NOTES TO CONSOLIdATEd FINANCIAL STATEMENTS FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016 64 18. TRAdE ANd OTHER PAYABLES The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate office expenses. The normal credit period for these purchases is usually between 30 to 90 days. Trade and other payables are comprised of the following items: DECEMBER 31, 2016 DECEMBER 31, 2015 Trade payables $ 10,752 $ 28,291 Trade related accruals 12,015 8,616 Payroll and related benefits 3,209 2,705 Environmental duty 1,149 789 Other accrued liabilities 1,069 1,498 $ 28,194 $ 41,899 19. dEBT FACILITIES In February 2016, the Company entered into an agreement with The Bank of Nova Scotia and Investec Bank PLC for a senior secured debt facility (the “Debt Facilities”) consisting of a $35.0 million term loan and a $25.0 million revolving credit facility. The debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries. The Debt Facilities include financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a leverage ratio based on total debt to rolling four quarters adjusted EBITDA less 50% of sustaining capital expenditures of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00; and (c) tangible net worth of not less than $436.0 million plus 80% of its positive earnings subsequent to December 31, 2015. The Debt Facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into capital leases up to $30.0 million. Details of the Debt Facilities are as follow: (a) Term loan The $35.0 million term loan is repayable in 11 equal quarterly instalments of $3.2 million in principal plus related interest, with the first instalment paid in August 2016. It bears an interest rate of LIBOR plus an applicable range from 3.25% to 4.00%, depending on certain financial parameters of the Company. During the year ended December 31, 2016, the Company incurred $1.6 million in interest (2015 – $nil) related to the term loan at an effective interest rate of 6.3%. Proceeds from the term loan were primarily used to settle the prepayment facilities (Note 20). (b) Revolving credit facility The $25.0 million revolving credit facility matures in three years on February 8, 2019 and bears the same interest rate as the term loan plus a relevant standby fee from 0.81% to 1.00% from the undrawn portion of the facility. Proceeds from the revolving credit facility were used to replace the prior SilverCrest’s $15.0 million credit facility that was due to expire in June 2016. As at December 31, 2016, $16.1 million has been drawn from the facility, leaving $8.9 million available for withdrawal. During the year ended December 31, 2016, the Company incurred $0.6 million in interest (2015 – $0.1 million) related to the revolving credit facility.

19. DEBT FACILITIES (continued)

The movement in debt facilities during the year ended December 31, 2016 and 2015 are comprised of the following:

Producing properties		Term Loan		Revolving Credit Facility		Total
Balance at December 31, 2014	$	—	$	—	$	—
Acquired from SilverCrest (Note 4)		—		15,000		15,000
Interest and accretion expense		—		141		141
Repayments		—		(141)		(141)
Balance at December 31, 2015	$	—	$	**15,000**	$	**15,000**
Net proceeds from debt financing		33,709		16,161		49,870
Interest and accretion expense		1,586		632		2,218
Repayments		(7,574)		(15,576)		(23,150)
Balance at December 31, 2016	$	**27,721**	$	**16,217**	$	**43,938**
Statements of Financial Position Presentation						
Current portion of debt facilities	$	12,322	$	56	$	12,378
Non-current portion of debt facilities		15,399		16,161		31,560
Balance at December 31, 2016	$	**27,721**	$	**16,217**	$	**43,938**

20. PREPAYMENT FACILITIES

In February 2016, the Company settled its prepayment facilities with Bank of America Merrill Lynch ("BAML") for $31.6 million. As a result of the early settlement, the Company incurred $3.5 million in accelerated interest and option payments.

During the year ended December 31, 2016, prior to the early settlement, the Company recorded an unrealized loss of $1.3 million (2015 – loss of $1.2 million) on the prepayment facilities and $0.3 million (2015 – $3.1 million) in interest expense.

21. LEASE OBLIGATIONS

The Company has finance leases for various mine and plant equipment. These leases have terms of 36 to 60 months with interest rates ranging from 5.6% to 7.5%. Assets under finance leases are pledged as security against lease obligations. The following is a schedule of future minimum lease payments due under the Company's finance lease contracts:

		DECEMBER 31, 2016		DECEMBER 31, 2015
Less than one year	$	6,432	$	10,441
More than one year but not more than five years		2,195		7,700
Gross payments		8,627		18,141
Less: future finance charges		(441)		(1,190)
Present value of minimum lease payments	$	**8,186**	$	**16,951**
Statements of Financial Position Presentation				
Current portion of lease obligations	$	6,078	$	9,594
Non-current portion of lease obligations		2,108		7,357
Present value of minimum lease payments	$	**8,186**	$	**16,951**

During the year ended December 31, 2016, the Company recognized $0.8 million (2015 – $1.5 million) in finance costs related to its lease obligations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
65

22. DECOMMISSIONING LIABILITIES

The Company has an obligation to undertake decommissioning, restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining operation. Movements in decommissioning liabilities during the year ended December 31, 2016 and 2015 are allocated as follow:

	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	La Luz	Total
Balance at December 31, 2014	$ —	$ 4,236	$ 2,782	$ 3,064	$ 2,725	$ 1,927	$ 750	$ 15,484
Movements during the year:								
Acquired from SilverCrest (Note 4)	2,634	—	—	—	—	—	—	2,634
Change in rehabilitation provision	(105)	(195)	(406)	(3)	(34)	(119)	(266)	(1,128)
Interest or accretion expense	93	213	152	150	148	79	—	835
Foreign exchange gain	—	(629)	(414)	(454)	(405)	(262)	(69)	(2,233)
Balance at December 31, 2015	$ 2,622	$ 3,625	$ 2,114	$ 2,757	$ 2,434	$ 1,625	$ 415	$ 15,592
Movements during the year:								
Change in rehabilitation provision	(202)	(446)	54	(567)	(860)	(342)	(106)	(2,469)
Interest or accretion expense	139	200	128	146	135	82	—	830
Foreign exchange gain	(452)	(626)	(366)	(475)	(420)	(255)	(44)	(2,638)
Balance at December 31, 2016	$ 2,107	$ 2,753	$ 1,930	$ 1,861	$ 1,289	$ 1,110	$ 265	$ 11,315

A provision for decommissioning liabilities is estimated based on management's interpretation of current regulatory requirements and is recognized at the present value of such costs. The expected timing of cash flows in respect of the provision is based on the estimated life of the mining operations. The discount rate is a risk-free rate determined based on Mexican pesos default swap rates ranging between 7.61% to 8.32% (2015 – 5.8% to 7.0%) for the respective estimated life of the operations. The inflation rate used is based on historical Mexican inflation rate of 3.5% (2015 – 3.5%). The present value of reclamation liabilities may be subject to change based on changes to cost estimates, remediation technologies or applicable laws and regulations. Changes in decommissioning liabilities are recorded against mining interests.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
66

23. INCOME TAXES

The following is a reconciliation of income taxes calculated at the combined Canadian federal and provincial statutory tax rate to the income tax expense for the year ended December 31, 2016 and 2015:

	YEAR ENDED DECEMBER 31,	
	2016	2015
Net earnings (loss) before tax	$ 25,491	$ (126,252)
Combined statutory tax rate	26.00%	26.00%
Income tax expense (recovery) computed at statutory tax rate	6,628	(32,826)
Reconciling items:		
Effect of different foreign statutory tax rates on earnings of subsidiaries	(257)	(7,805)
Impact of foreign exchange on deferred income tax assets and liabilities	(7,786)	2,142
Forfeited loss carryforwards due to deconsolidation tax liability credit[1]	16,949	—
Change in unrecognized deferred income tax asset[1]	(4,279)	20,171
7.5% mining royalty in Mexico	3,174	(6,220)
Other non-deductible expenses	2,607	3,629
Impact of inflationary adjustments	1,338	2,957
Other	(1,484)	124
Income tax expense (recovery)	$ 16,890	$ (17,828)
Statements of Earnings Presentation		
Current income tax expense	$ 8,346	$ 2,200
Deferred income tax expense (recovery)	8,544	(20,028)
Income tax expense (recovery)	$ 16,890	$ (17,828)
Effective tax rate	66%	14%

(1) In November 2015, the Mexican Tax Authorities enacted a new 2016 Mexican Tax Reform which introduced a provision that enables companies to settle a portion of its tax deconsolidation liability against past loss carryforwards that were reinstated by virtue of the Mexican Tax Reform of 2013. To claim this credit, the Company had to apply its past loss carryforwards at a discounted rate of 15% as compared to the Mexican corporate tax rate of 30%.

In March 2016, the Company elected to apply this new provision to reduce its deconsolidation tax liability by $14.7 million. The Company recognized a one-time deferred tax expense of $6.7 million, consisting of forfeiture of $16.9 million in gross value of loss carryforwards, net of $10.2 million that was not previously valued.

During the years ended December 31, 2016 and 2015, the movement in deferred tax assets and deferred tax liabilities is shown as follows:

Deferred tax assets	Losses	Provisions	Deferred tax asset not recognized	Other	Total
At December 31, 2014	$ 85,597	$ 9,093	$ (4,462)	$ 415	$ 90,643
Acquired from SilverCrest	5,228	—	(2,926)	—	2,302
Benefit (expense) to income statement	23,057	(1,005)	(20,172)	(12)	1,868
At December 31, 2015	$ 113,882	$ 8,088	$ (27,560)	$ 403	$ 94,813
(Expense) benefit to income statement	(23,292)	2,104	7,181	414	(13,593)
At December 31, 2016	$ 90,590	$ 10,192	$ (20,379)	$ 817	$ 81,220

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
67

23. INCOME TAXES (continued)

Deferred tax liabilities		Property, plant and equipment and mining interests		Effect of Mexican tax deconsolidation		Other		Total
At December 31, 2014	$	**145,611**	$	**35,288**	$	**20,005**	$	**200,904**
Acquired from SilverCrest		2,832		—		2,919		5,751
(Benefit) expense to income statement		(26,828)		(2,433)		5,842		(23,419)
Reclassed to current income taxes payable		—		(2,662)		—		(2,662)
At December 31, 2015	$	**121,615**	$	**30,193**	$	**28,766**	$	**180,574**
Expense (benefit) to income statement		10,057		(16,407)		(1,353)		(7,703)
Reclassed to current income taxes payable		—		(1,619)		—		(1,619)
At December 31, 2016	$	**131,672**	$	**12,167**	$	**27,413**	$	**171,252**
Statements of Financial Position Presentation								
Deferred income tax assets							$	34,353
Deferred income tax liabilities								120,114
At December 31, 2015							$	**85,761**
Deferred income tax assets							$	48,146
Deferred income tax liabilities								138,178
At December 31, 2016							$	**90,032**

At December 31, 2016, the Company recognized $48.1 million (2015 – $34.4 million) of net deferred tax assets in entities that have had a loss for tax purposes in either 2016 or 2015, or both. In evaluating whether it is probable that sufficient taxable income will be generated to realize the benefit of these deferred tax assets, the Company considered all available evidence, including approved budgets, forecasts and business plans and, in certain cases, tax planning opportunities.

The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2016 is $489.1 million (2015 – $192.7 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
68

23. INCOME TAXES (continued)

As at December 31, 2016 and 2015, the Company has available Canadian, Swiss and Mexican non-capital tax losses, which if not utilized will expire as follows:

Year of expiry	Canadian non-capital losses	Swiss non-capital losses	Mexican non-capital losses	DECEMBER 31, 2016	DECEMBER 31, 2015
2016	$ —	$ —	$ —	$ —	$ 4,213
2017	—	—	6,055	6,055	14,659
2018	—	—	10,198	10,198	24,510
2019	—	—	1,569	1,569	11,609
2020	—	—	246	246	1,306
2021	—	13,421	3,938	17,359	29,251
2022	—	—	5,526	5,526	47,415
2023	—	—	8,572	8,572	32,227
2024	—	—	58,575	58,575	83,565
2025	—	—	93,938	93,938	112,909
2026	—	—	82,794	82,794	—
2028	—	—	—	—	2,094
2032	—	—	—	—	1,437
2035	4,519	—	—	4,519	5,913
Total	**$ 4,519**	**$ 13,421**	**$ 271,411**	**$ 289,351**	**$ 371,108**
Unrecognized losses	**$ —**	**$ —**	**$ 51,570**	**$ 51,570**	**$ 77,735**

24. SHARE CAPITAL

(a) Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company's issued and outstanding capital during the period is summarized in the consolidated statements of changes in equity.

In May 2016, the Company closed a private placement with a syndicate of underwriters by issuing an aggregate of 5,250,900 common shares at a price of CAD$10.95 per common share for gross proceeds of $44.7 million (CAD$57.5 million), or net proceeds of $42.7 million after share issuance costs.

In April 2015, the Company closed a private placement by issuing an aggregate of 4,620,000 common shares at a price of CAD$6.50 per common share for gross proceeds of $24.5 million (CAD$30.0 million), or net proceeds of $23.0 million (CAD$28.1 million) after share issuance costs.

(b) Stock options

Under the terms of the Company's Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
69

24. SHARE CAPITAL (continued)

(b) Stock options (continued)

The following table summarizes information about stock options outstanding as at December 31, 2016:

	Options Outstanding			Options Exercisable		
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD$/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD$/Share)	Weighted Average Remaining Life (Years)
2.01 – 5.00	2,799,914	4.78	4.00	31,250	4.56	3.93
5.01 – 10.00	2,599,773	6.38	2.80	1,430,127	6.42	2.52
10.01 – 15.00	2,320,867	11.03	3.26	1,284,617	10.66	2.07
15.01 – 20.00	567,500	17.28	2.21	297,500	17.97	0.04
20.01 – 25.40	1,311,216	21.57	0.98	1,303,716	21.57	0.96
	9,599,270	9.76	2.98	4,347,210	12.99	1.76

The movements in stock options issued during the year ended December 31, 2016 and the year ended December 31, 2015 are summarized as follows:

	YEAR ENDED DECEMBER 31, 2016		YEAR ENDED DECEMBER 31, 2015	
	Number of Options	Weighted Average Exercise Price (CAD$/Share)	Number of Options	Weighted Average Exercise Price (CAD$/Share)
Balance, beginning of the year	10,416,254	11.05	6,084,458	15.24
Granted	4,283,502	7.22	5,346,702	6.35
Exercised	(3,505,679)	8.30	—	—
Cancelled or expired	(1,594,807)	14.60	(1,014,906)	11.43
Balance, end of the year	9,599,270	9.76	10,416,254	11.05

During the year ended December 31, 2016, the aggregate fair value of stock options granted was CAD$11.0 million (2015 – CAD$6.5 million), or a weighted average fair value of CAD$2.57 per stock option granted (2015 – CAD$1.21).

The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

Assumption	Based on	YEAR ENDED DECEMBER 31, 2016	YEAR ENDED DECEMBER 31, 2015
Risk-free interest rate (%)	Yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options' expected life	0.62	0.80
Expected life (years)	Average of the expected vesting term and expiry term of the option	3.38	2.40
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	47.83	45.07
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	—	—

The weighted average closing share price at date of exercise for the year ended December 31, 2016 was CAD$16.55. No options were exercised during the year ended December 31, 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
70

NOTES TO CONSOLIdATEd FINANCIAL STATEMENTS FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 71 25. FINANCIAL INSTRUMENTS ANd RELATEd RISK MANAGEMENT The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below. (a) Fair value and categories of financial instruments Financial instruments included in the consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties. The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used: Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities. Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term. Level 3: Inputs which have a significant effect on the fair value are not based on observable market data. The table below summarizes the valuation methods used to determine the fair value of each financial instrument: Financial Instruments Measured at Fair Value Valuation Method Trade receivables (related to concentrate sales) Receivables that are subject to provisional pricing and final price adjustment at the end of the quotational period are estimated based on observable forward price of metal per London Metal Exchange (Level 2) Marketable securities Silver futures derivatives Foreign exchange derivatives Based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position Financial Instruments Measured at Amortized Costs Valuation Method Cash and cash equivalents Trade and other receivables Trade and other payables Approximated carrying value due to their short-term nature Finance leases Debt facilities Assumed to approximate carrying value as discount rate on these instruments approximate the Company’s credit risk The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value: DECEMBER 31, 2016 DECEMBER 31, 2015 Fair value measurement Fair value measurement Carrying value Level 1 Level 2 Carrying value Level 1 Level 2 Financial assets Trade receivables $ 4,827 $ — $ 4,827 $ 2,233 $ — $ 2,233 Marketable securities 13,688 13,688 — 5,701 5,701 — Financial liabilities Prepayment facilities — — — 31,242 (1,750) 32,992 There were no transfers between levels 1, 2 and 3 during the year ended December 31, 2016 and year ended December 31, 2015.

NOTES TO CONSOLIdATEd FINANCIAL STATEMENTS FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016 72 25. FINANCIAL INSTRUMENTS ANd RELATEd RISK MANAGEMENT (continued) (b) Capital risk management The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders. The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors. The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, prepayment facilities, lease obligations, net of cash and cash equivalents as follows: DECEMBER 31, 2016 DECEMBER 31, 2015 Equity $ 621,701 $ 544,719 Debt facilities 43,938 15,000 Lease obligations 8,186 16,951 Less: cash and cash equivalents (129,049) (51,018) Prepayment facilities — 31,242 $ 544,776 $ 556,894 The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months. The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 19). As at December 31, 2016 and December 31, 2015, the Company was in compliance with these covenants. (c) Financial risk management The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors. Credit risk Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables (Note 12). The Company sells and receives payment upon delivery of its silver doré and by-products primarily through four international customers. Additionally, silver-lead concentrates and related base metal by-products are sold primarily through two international organizations with good credit ratings. Payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant. The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

25. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c) Financial risk management (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and contractual obligations.

The following table summarizes the maturities of the Company's financial liabilities and commitments as at December 31, 2016 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$ 28,194	$ 28,194	$ 28,194	$ —	$ —	$ —
Debt facilities	43,938	51,587	14,545	37,042	—	—
Finance lease obligations	8,186	8,627	6,432	2,127	68	—
Other liabilities	2,741	2,741	—	2,741	—	—
	$ 83,059	**$ 91,149**	**$ 49,171**	**$ 41,910**	**$ 68**	**$ —**

At December 31, 2016, the Company had working capital of $130.6 million (December 31, 2015 – $15.6 million). The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

Currency risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company's net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company's net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

							December 31, 2016
	Cash and cash equivalents	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$ 44,239	$391	$ 11,255	$ (1,558)	$ —	$ 54,327	$ 5,433
Mexican peso	7,877	9,729	—	(10,916)	14,000	20,690	2,069
	$ 52,116	**$ 10,120**	**$ 11,255**	**$ (12,474)**	**$ 14,000**	**$ 75,017**	**$ 7,502**

							December 31, 2015
	Cash and cash equivalents	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$ 1,980	$ 1,297	$ —	$ (1,027)	$ —	$ 2,250	$ 225
Mexican peso	1,894	20,643	—	(18,258)	3,675	7,954	795
	$ 3,874	**$ 21,940**	**$ —**	**$ (19,285)**	**$ 3,675**	**$ 10,204**	**$ 1,020**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
73

25. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c) Financial risk management (continued)

Commodity price risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company's revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company's control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company's exposure to commodity price risk and their impact on net earnings:

	Effect of +/- 10% change in metal prices				DECEMBER 31, 2016
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$ 468	$ 94	$ 223	$ 37	$ 822
Metals in doré and concentrates inventory	196	160	7	4	367
	$ 664	**$ 254**	**$ 230**	**$ 41**	**$ 1,189**

	Effect of +/- 10% change in metal prices				DECEMBER 31, 2015
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$ 428	$ 44	$ 201	$ 77	$ 750
Metals in doré and concentrates inventory	174	198	36	18	426
Prepayment facilities	—	—	(2,833)	(480)	(3,313)
	$ 602	**$ 242**	**$ (2,596)**	**$ (385)**	**$ (2,137)**

Interest rate risk

The Company is exposed to interest rate risk on its short-term investments and debt facilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company's interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at December 31, 2016, the Company's exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities. The Company's finance leases bear interest at fixed rates.

Based on the Company's interest rate exposure at December 31, 2016, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
74

26. SUPPLEMENTAL CASH FLOW INFORMATION

			YEAR ENDED DECEMBER 31,		
			2016		2015
Adjustments to reconcile net earnings to operating cash flows before movements in working capital:					
(Gain) loss from silver derivatives and marketable securities	14	$	(6,281)	$	634
Loss (gain) on fair value adjustment on prepayment facilities	20		586		(2,713)
Equity gain on investment in associates			—		(679)
Unrealized foreign exchange gain and other			(5,239)		(6,230)
		$	**(10,934)**	**$**	**(8,988)**
Net change in non-cash working capital items:					
Decrease (increase) in trade and other receivables		$	7,362	$	(1,922)
Decrease in inventories			2,828		6,415
Decrease in prepaid expenses and other			638		428
(Decrease) increase in income taxes payable			(4,903)		2,109
Decrease in trade and other payables			(8,469)		(6,295)
		$	**(2,544)**	**$**	**735**

		YEAR ENDED DECEMBER 31,		
		2016		2015
Non-cash investing and financing activities:				
Assets acquired by finance lease	$	(1,475)	$	(1,823)
Acquisition of mining interests		(500)		(500)
Settlement of liabilities		(253)		—
Transfer of share-based payments reserve upon exercise of options		5,248		—
	$	**3,020**	**$**	**(2,323)**

27. CONTINGENCIES AND OTHER MATTERS

Due to the size, complexity and nature of the Company's operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

MEXICAN FEDERAL LABOUR LAW

In 2012, the Mexican government introduced changes to the federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to workers' participation benefits. These amendments may have an effect on the distribution of profits to workers and result in additional financial obligations to the Company. The Company continues to be in compliance with the federal labour law and believes that these amendments will not result in any new material obligations. Based on this assessment, the Company has not accrued any provisions as at December 31, 2016. The Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

FIRST SILVER LITIGATION

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the "Court"), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the "Defendant"). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an uncollected amount of approximately $60.7 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be recovered and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at December 31, 2016, the Company has not accrued any of the remaining $60.7 million (CAD$81.5 million) unpaid judgment in favour of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
75

28. SUBSIDIARIES

The consolidated financial statements of the Company include the following significant subsidiaries as at December 31, 2016 and 2015 as follows:

Name of subsidiary	Operations and Projects	Location	2016 % Ownership	2015 % Ownership
First Majestic Silver Corp.	Parent company and bullion sales	Canada	100%	100%
Corporación First Majestic, S.A. de C.V.	Holding company	Mexico	100%	100%
First Majestic Plata, S.A. de C.V.	La Parrilla Silver Mine	Mexico	100%	100%
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	Mexico	100%	100%
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	Mexico	100%	100%
La Encantada Procesadora de Minerales, S.A. de C.V.	La Encantada Silver Mine	Mexico	100%	100%
Nusantara de Mexico, S.A. de C.V.	Santa Elena Silver/Gold Mine	Mexico	100%	100%
First Majestic Del Toro, S.A. de C.V.	Del Toro Silver Mine	Mexico	100%	100%
La Guitarra Compañia Minera, S.A. de C.V.	La Guitarra Silver Mine	Mexico	100%	100%
Majestic Services, S.A. de C.V.	Service company	Mexico	100%	100%
Santa Elena Oro y Plata, S.A. de C.V.	Service company	Mexico	100%	100%
FMS Trading AG	Metals trading company	Mexico	100%	100%

29. KEY MANAGEMENT COMPENSATION

	YEAR ENDED DECEMBER 31,			
		2016		2015
Salaries, bonuses, fees and benefits				
Independent members of the Board of Directors	$	665	$	705
Other members of key management		2,791		2,096
Share-based payments				
Independent members of the Board of Directors		615		480
Other members of key management		1,761		1,604
	$	**5,832**	$	**4,885**

30. SUBSEQUENT EVENTS

The following significant events occurred subsequent to December 31, 2016:

a) 2,563,140 stock options with a five year expiry and an average exercise price of CAD$10.87 were granted;

b) 505,897 stock options were exercised for proceeds of CAD$2.9 million; and

c) 356,250 stock options were cancelled.

Pursuant to the above subsequent events, the Company has 164,967,464 common shares outstanding as at the date on which these consolidated financial statements were approved and authorized for issue by the Board of Directors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
76

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year and quarter ended December 31, 2016

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") should be read in conjunction with the audited consolidated financial statements of First Majestic Silver Corp. ("First Majestic" or "the Company") for the year ended December 31, 2016, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). All dollar amounts are expressed in United States ("US") dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of February 21, 2017 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets and acquiring new assets which contribute to the Company achieving its corporate growth objectives. During the year ended December 31, 2016, the Company owned and operated six producing silver mines: the Santa Elena Silver/Gold Mine, La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine and the La Guitarra Silver Mine.

First Majestic is publicly listed on the New York Stock Exchange under the symbol "AG", on the Toronto Stock Exchange under the symbol "FR", on the Mexican Stock Exchange under the symbol "AG" and on the Frankfurt Stock Exchange under the symbol "FMV".


1
2
3
4
5
6
7
1 SANTA ELENA SILVER/GOLD MINE
2 LA ENCANTADA SILVER MINE
3 LA PARRILLA SILVER MINE
4 DEL TORO SILVER MINE
5 SAN MARTIN SILVER MINE
6 LA GUITARRA SILVER MINE
7 PLOMOSAS SILVER PROJECT

MANAGEMENT'S DISCUSSION AND ANALYSIS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
77

MANAGEMENT'S dISCUSSION ANd ANALYSIS FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016 78 M A N AGEMEN T 'S dISCUSSION A Nd A N A LYSIS For the year and quarter ended December 31, 2016 MANAGEMENT’S dISCUSSION ANd ANALYSIS OF RESULTS OF OPERATIONS ANd FINANCIAL CONdITION (continued) 2016 ANNUAL HIGHLIGHTS Key Performance Metrics 2016 2015 2014 Change ’16 vs ’15 Operational Ore Processed / Tonnes Milled 3,270,162 2,852,655 2,613,411 15% Silver Ounces Produced 11,853,438 11,142,109 11,748,721 6% Silver Equivalent Ounces Produced 18,669,800 16,086,271 15,257,958 16% Cash Costs per Ounce(1) $ 5.92 $ 7.87 $ 9.58 (25%) All-in Sustaining Cost per Ounce(1) $ 10.79 $ 13.43 $ 17.71 (20%) Total Production Cost per Tonne(1) $ 43.22 $ 43.98 $ 51.53 (2%) Average Realized Silver Price per Ounce(1) $ 17.16 $ 16.06 $ 18.69 7% Financial (in $millions) Revenues $ 278.1 $ 219.4 $ 245.5 27% Mine Operating Earnings(2) $ 49.2 $ 8.7 $ 30.2 464% Earnings (Loss) before Income Taxes $ 25.5 $ (126.3) $ (80.9) 120% Net Earnings (Loss) $ 8.6 $ (108.4) $ (61.4) 108% Operating Cash Flows before Working Capital and Taxes(2) $ 107.3 $ 59.7 $ 74.4 80% Cash and Cash Equivalents $ 129.0 $ 51.0 $ 40.3 153% Working Capital (Deficit)(1) $ 130.6 $ 15.6 $ (2.9) 737% Shareholders Earnings (Loss) per Share (“EPS”) – Basic $ 0.05 $ (0.84) $ (0.52) 106% Adjusted EPS(1) $ 0.12 $ (0.11) $ 0.07 212% Cash Flow per Share(1) $ 0.67 $ 0.46 $ 0.63 44% (1) The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 107 to 113 for a reconciliation of non-GAAP to GAAP measures. (2) The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before working capital and taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See “Additional GAAP Measures” on page 113. Annual Production Summary Santa Elena La Encantada La Parrilla Del Toro San Martin La Guitarra Consolidated Ore Processed / Tonnes Milled 988,060 881,075 610,509 337,020 297,802 155,696 3,270,162 Silver Ounces Produced 2,598,537 2,706,516 2,220,874 1,500,951 1,902,963 923,597 11,853,438 Silver Equivalent Ounces Produced 6,185,945 2,713,372 3,388,434 2,649,326 2,209,035 1,523,688 18,669,800 Cash Costs per Ounce $ (2.09) $ 11.21 $ 7.58 $ 5.73 $ 7.07 $ 7.23 $ 5.92 All-in Sustaining Cost per Ounce $ 1.75 $ 12.76 $ 10.46 $ 8.62 $ 9.40 $ 13.33 $ 10.79 Total Production Cost per Tonne $ 42.00 $ 33.11 $ 38.85 $ 51.67 $ 58.64 $ 77.43 $ 43.22 0 2 4 6 8 10 12 0 5 10 15 20 0 2 4 6 8 10 0 5 10 15 20 11.7 11.1 11.9 15.3 16.1 18.7 $9.58 $7.87 $5.92 $17.71 $13.43 $10.79 2014 2015 20162014 2015 20162014 2015 20162014 2015 2016 Silver Production (M Oz) Silver Equivalent Production (M Oz) Cash Cost per Ounce ($/Oz) AISC per Ounce ($/Oz)

MANAGEMENT'S dISCUSSION ANd ANALYSIS FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 79 MANAGEMENT’S dISCUSSION ANd ANALYSIS OF RESULTS OF OPERATIONS ANd FINANCIAL CONdITION (continued) OPERATIONAL • Record annual silver production: The Company produced a record 11,853,438 ounces of silver in 2016, near the high end of our 2016 guidance and represents an increase of 6% compared to 11,142,109 ounces produced in the previous year. The increase was primarily attributed to the addition of the Santa Elena mine for the full year, partially offset by lower production from Del Toro and San Martin, both of which lowered throughput to focus on mining profitable ounces. • Record annual silver equivalent production: Total production in 2016 reached a record of 18,669,800 silver equivalent ounces, also near the high end of our 2016 guidance, representing an increase of 16% compared to the previous year. The increase in production was primarily attributed to incremental production from Santa Elena, partially offset by lower by-product production from Del Toro and La Parrilla. • Significant reduction in cash cost per ounce: Cash cost per ounce in the year was $5.92, a decrease of 25% or $1.95 per ounce compared to the previous year and within the Company’s 2016 guidance. The decrease in cash cost per ounce was attributed to ongoing company‐wide cost reduction efforts and a focus on producing profitable ounces, a decrease in smelting and refining costs as a result of renegotiated sales agreements that were effective on July 1, 2016, and weakening of the Mexican pesos against U.S. dollars. • Annual all-in sustaining cost (“AISC”) well below guidance: AISC per ounce in 2016 was $10.79, a decrease of 20% or $2.64 per ounce compared to the previous year and is below the revised annual guidance of $11.50 to $12.35 per ounce. The decrease in AISC per ounce was reflective of the Company’s ongoing effort to reduce production costs, weakening of the Mexican pesos against the U.S. dollars, as well as the addition of the Santa Elena mine to the Company’s portfolio of assets, which became the Company’s lowest cost mine. FINANCIAL • Strengthened cash position and liquidity: Cash and cash equivalents increased from $51.0 million to $129.0 million during the year, while working capital improved from $15.6 million to $130.6 million, an improvement of $115.0 million. • Generated record annual revenue: In 2016, the Company generated record annual revenues of $278.1 million, an increase of 27% compared to 2015. The record revenue was achieved through a 16% increase in silver equivalent ounces sold and a 7% increase in average realized silver price. • Improved mine operating earnings: The Company recognized mine operating earnings of $49.2 million compared to $8.7 million in 2015. The increase in mine operating earnings was primarily driven by record-breaking production, lower production costs and higher silver prices. • Strong cash flow from operations: Cash flow from operations before movements in working capital and income taxes during the year was $107.3 million ($0.67 per share) compared to $59.7 million ($0.46 per share) in 2015. • Annual net earnings: The Company generated net earnings of $8.6 million (earnings per share of $0.05) in 2016 compared to a net loss of $108.4 million (loss per share of 0.84) in 2015. Adjusted EPS (see “non-GAAP measures”), normalized for non-cash or unusual items such as share-based payments, deferred income tax expense or recovery and impairment of non-current assets, for the year ended December 31, 2016 was $0.12, compared to a loss of $0.11 in 2015. CORPORATE DEVELOPMENTS • Successful Debt Restructuring: In February 2016, the Company closed a $60.0 million debt financing agreement, consisting of a $35.0 million term loan and a $25.0 million revolving credit facility. Proceeds from the term loan were used primarily to settle the remaining balance of the Company’s prepayment facilities and associated call options. The debt financing added approximately $32.0 million to the Company’s working capital by deferring $28.5 million in 2016 debt repayments and adding $3.5 million to treasury after early settlement of the prepayment facilities. • Completion of Private Placement: On May 12, 2016, the Company closed a CAD$57.5 million bought-deal private placement with a syndicate of underwriters for the issuance of 5,250,900 common shares at a price of CAD$10.95 per common share.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year and quarter ended December 31, 2016

2016 FOURTH QUARTER HIGHLIGHTS

Key Performance Metrics	2016-Q4	2016-Q3	Change Q4 vs Q3	2015-Q4	Change Q4 vs Q4
Operational					
Ore Processed / Tonnes Milled	**844,155**	838,233	1%	883,377	(4%)
Silver Ounces Produced	**2,819,708**	3,114,627	(9%)	3,055,442	(8%)
Silver Equivalent Ounces Produced	**4,380,477**	4,524,619	(3%)	4,820,408	(9%)
Cash Costs per Ounce(1)	**$ 6.49**	$ 5.84	11%	$ 6.04	7%
All-in Sustaining Cost per Ounce(1)	**$ 12.90**	$ 10.52	23%	$ 11.28	14%
Total Production Cost per Tonne(1)	**$ 42.13**	$ 43.11	(2%)	$ 41.44	2%
Average Realized Silver Price per Ounce(1)	**$ 17.10**	$ 19.72	(13%)	$ 15.21	12%
Financial (in $millions)					
Revenues	**$ 66.2**	$ 79.3	(17%)	$ 66.0	–%
Mine Operating Earnings(2)	**$ 9.9**	$ 20.0	(50%)	$ 3.9	156%
Net Earnings (Loss)	**$ 1.8**	$ 8.1	(78%)	$ (103.0)	102%
Operating Cash Flows before Working Capital and Taxes(2)	**$ 23.4**	$ 35.4	(34%)	$ 17.5	34%
Cash and Cash Equivalents	**$ 129.0**	$ 122.5	5%	$ 51.0	153%
Working Capital(1)	**$ 130.6**	$ 143.8	(9%)	$ 15.6	737%
Shareholders					
Earnings (Loss) per Share ("EPS") – Basic	**$ 0.01**	$ 0.05	(78%)	$ (0.66)	102%
Adjusted EPS(1)	**$ (0.01)**	$ 0.07	(112%)	$ (0.02)	57%
Cash Flow per Share(1)	**$ 0.14**	$ 0.22	(34%)	$ 0.11	26%

(1) The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See "Non-GAAP Measures" on pages 107 to 113 for a reconciliation of non-GAAP to GAAP measures.

(2) The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before working capital and taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See "Additional GAAP Measures" on page 113.

Fourth Quarter Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	257,771	235,039	153,309	82,767	76,848	38,422	**844,155**
Silver Ounces Produced	660,207	567,930	497,466	343,894	510,423	239,788	**2,819,708**
Silver Equivalent Ounces Produced	1,470,612	569,504	699,497	680,802	573,349	386,713	**4,380,477**
Cash Costs per Ounce	$ (1.43)	$ 13.87	$ 10.22	$ 2.80	$ 6.94	$ 7.74	**$ 6.49**
All-in Sustaining Cost per Ounce	$ 1.64	$ 16.53	$ 15.34	$ 8.43	$ 10.01	$ 15.99	**$ 12.90**
Total Production Cost per Tonne	$ 37.57	$ 32.96	$ 41.92	$ 52.45	$ 56.70	$ 78.31	**$ 42.13**

OPERATIONAL

- In the fourth quarter, the Company produced 2,819,708 ounces of silver, a decrease of 9% compared to the previous quarter, primarily attributed to a 9% decrease in average silver grade. The decrease in silver grades is primarily due to lower grades at Del Toro in the month of October due to limited production at the high grade Dolores mine. As a result, the Company increased production rates at the San Juan mine to offset the decrease. Beginning in November, production at the Dolores mine returned to normal operating levels. Average silver grade at La Encantada also decreased 9% compared to the prior quarter primarily due to the continued blending of ore from old stopes, stockpiles and the recovery of pillars. Grades are expected to improve towards the end of 2017 following the start of block caving production within the San Javier Breccia.
- Total silver equivalent production in the fourth quarter was 4,380,477 ounces, a minor decrease of 3% compared to the third quarter of 2016, primarily attributed to lower silver production.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
80

2016 FOURTH QUARTER HIGHLIGHTS (continued)

OPERATIONAL (continued)

- Cash cost per ounce in the quarter was $6.49, an increase of 11% or $0.65 per ounce compared to the previous quarter. The increase in cash cost per ounce was primarily the result of lower silver grades leading to lower silver production and higher mining contractor costs attributed to ore development activities at the Santa Elena mine. Total tonnes milled and production cost per tonne remained relatively unchanged when compared to the previous quarter.
- All-in sustaining cost per ounce ("AISC") in the fourth quarter was $12.90, an increase of 23% or $2.38 per ounce compared to the previous quarter. The increase in AISC was primarily attributed to an increase in sustaining capital expenditures to catch up with program targets in addition to higher cash cost per ounce.
- The Company's underground development in the fourth quarter consisted of 14,918 metres, reflecting a 17% increase compared to 12,764 metres completed in the previous quarter. The Company also completed 35,247 metres of diamond drilling in the quarter, representing a marginal increase compared to 36,290 metres in the prior quarter. A substantial portion of the current drilling and development is to support the annual updating of Mineral Reserves and Resources which the Company expects to release in late March 2017. In addition, updated National Instrument 43-101 ("NI 43-101") Technical Reports for San Martin, Del Toro and La Parrilla are expected to be released in the first half of 2017.

FINANCIAL

- Generated revenues of $66.2 million in the quarter, almost unchanged compared to the fourth quarter of 2015.
- The Company recognized mine operating earnings of $9.9 million compared to mine operating loss of $3.9 million in the fourth quarter of 2015. The increase in mine operating earnings was driven by a 12% increase in silver prices, partially offset by a 9% decrease in production.
- The Company generated net earnings of $1.8 million (EPS of $0.01) compared to a net loss of $103.0 million (loss per share of $0.66) in the fourth quarter of 2015. In 2015, the Company recorded an impairment charge of $108.4 million, or $70.2 million net of tax, on certain operations and development projects due to the decline in market consensus on long-term silver price forecasts during 2015 and the consequential impact on the Company's Reserves and Resources.
- Cash flow from operations before movements in working capital and income taxes in the quarter was $23.4 million ($0.14 per share) compared to $17.5 million ($0.11 per share) in the fourth quarter of 2015.

2017 PRODUCTION OUTLOOK AND COST GUIDANCE UPDATE

This section provides management's production outlook and cost guidance for 2017. These are forward-looking estimates and are subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the end of this MD&A. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances.

The Company anticipates 2017 silver production will range between 11.1 to 12.4 million ounces (or 16.6 to 18.5 million silver equivalent ounces), representing consistent silver production compared to 2016 and a slightly lower production of silver equivalent ounces primarily due to decreased by-product credits expected at Santa Elena and La Parrilla.

A mine-by-mine breakdown of the 2017 production guidance is included in the table below. Cash cost and AISC guidance is shown per payable silver ounce. Metal price and foreign currency assumptions for calculating silver equivalent ounces are: silver: $16.50/oz, gold: $1,200/oz, lead: $1.00/lb, zinc: $1.20/lb, MXN:USD 20:1.

Mine	Silver Oz (M)	Silver Eqv Oz (M)	Cash Costs ($)	AISC ($)
Santa Elena	2.6 – 2.9	5.4 – 6.0	0.90 – 1.46	6.22 – 7.24
La Encantada	2.6 – 2.9	2.6 – 2.9	9.83 – 10.17	12.35 – 12.90
La Parrilla	1.9 – 2.1	2.9 – 3.2	6.45 – 6.84	10.79 – 11.55
Del Toro	1.3 – 1.4	2.3 – 2.6	4.90 – 5.35	10.38 – 11.30
San Martin	1.8 – 2.0	2.0 – 2.2	8.31 – 8.66	11.77 – 12.41
La Guitarra	0.9 – 1.1	1.4 – 1.6	6.35 – 6.75	14.37 – 15.45
Consolidated	**11.1 – 12.4**	**16.6 – 18.5**	**$6.06 – $6.48**	**$11.96 – $12.88**

*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*Consolidated AISC includes general and administrative cost estimates and non-cash costs of $1.99 to $2.20 per payable silver ounce.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
81

M A N AGEMEN T 'S DISCUSSION A ND A N A LYSIS For the year and quarter ended December 31, 2016 MANAGEMENT'S dISCUSSION ANd ANALYSIS FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016 82 2017 PROdUCTION OUTLOOK ANd COST GUIdANCE UPdATE (continued) The Company is projecting its 2017 AISC, as defined by the World Gold Council (“WGC”), to be within a range of $11.96 to $12.88 consolidated on a per payable silver ounce basis. Excluding non-cash items, the Company anticipates its 2017 AISC to be within a range of $11.36 to $12.21 per payable silver ounce. An itemized AISC cost table is provided below: All-In Sustaining Cost Calculation FY 2017 ($/oz) Total Cash Costs per Payable Silver Ounce(1) 6.06 – 6.48 General and Administrative Costs 1.38 – 1.53 Sustaining Development Costs 1.94 – 2.10 Sustaining Property, Plant and Equipment Costs 1.53 – 1.66 Sustaining Exploration Costs 0.45 – 0.48 Share-based Payments (non-cash) 0.53 – 0.59 Accretion of Reclamation Costs (non-cash) 0.07 – 0.08 All-In Sustaining Costs: (WGC definition) $11.96 – $12.88 All-In Sustaining Costs: (WGC excluding non-cash items) $11.36 – $12.21 (1) The cash cost per payable silver ounce includes estimated royalties and 0.5% mining environmental fee of $0.12 per ounce. In 2017, the Company plans to invest a total of $124.0 million on capital expenditures consisting of $46.2 million for sustaining requirements and $77.8 million for expansionary projects. This represents a 40% increase compared to the 2016 capital budget and is aligned with the Company’s future growth strategy of developing additional mine production levels at each of the Company’s operations, preparing for the upcoming expansion at La Guitarra, completing the roasting circuit and preparing for block caving at La Encantada, in addition to the exploration work at Plomosas which is expected to result in a new Preliminary Economic Assessment (“PEA”) in 2018. The Company is planning to complete a total of 74,850 metres of underground development in 2017, representing a 51% increase compared to 49,428 metres completed in 2016. In addition, the Company is planning to complete a total of 183,000 metres of exploration drilling in 2017, representing an 85% increase compared to 98,678 metres completed in 2016. The 2017 drilling program will consist of approximately 43,000 metres of diamond drilling intended to upgrade Resources to Reserves at La Parrilla, Del Toro, La Guitarra and Santa Elena; approximately 100,000 metres of diamond drilling intended to increase or add new Measured & Indicated or Inferred Resources at the six operating mines, with a focus at Nazareno in La Guitarra and the Ermitaño West project in Santa Elena; and drill approximately 40,000 metres at the Plomosas Silver Project. The 2017 annual budget includes capital investments totalling $53.3 million to be spent on underground development, $33.2 million towards property, plant and equipment, $27.0 million in exploration and $10.5 million towards corporate automation and efficiency projects. Management has the option to make adjustments to the budget should metal prices have any dramatic price changes throughout 2017.

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2016				2015			
Production Highlights	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Ore processed/tonnes milled								
La Encantada	235,039	247,858	209,039	189,140	242,109	252,377	189,811	167,270
La Parrilla	153,309	147,414	157,871	151,916	149,504	166,815	178,736	172,647
Del Toro	82,767	86,646	80,739	86,869	111,448	124,093	162,089	157,934
San Martin	76,848	75,228	69,863	75,863	83,442	87,883	89,506	88,362
La Guitarra	38,422	39,092	34,917	43,265	42,249	43,864	42,494	45,396
Santa Elena	257,771	241,996	245,753	242,539	254,625	–	–	–
Consolidated	**844,155**	**838,233**	**798,182**	**789,591**	**883,377**	**675,032**	**662,637**	**631,609**
Silver equivalent ounces produced								
La Encantada	569,504	687,841	623,070	832,957	716,023	669,994	605,299	548,124
La Parrilla	699,497	739,026	948,552	1,001,359	1,051,679	919,167	985,107	1,080,445
Del Toro	680,802	707,524	682,443	578,556	586,672	750,458	1,159,484	1,327,628
San Martin	573,349	562,096	492,669	580,922	576,675	766,733	696,580	682,071
La Guitarra	386,713	397,627	375,464	363,884	382,953	451,684	356,089	267,002
Santa Elena	1,470,612	1,430,506	1,559,410	1,725,417	1,506,405	–	–	–
Consolidated	**4,380,477**	**4,524,619**	**4,681,608**	**5,083,095**	**4,820,408**	**3,558,035**	**3,802,558**	**3,905,270**
Silver ounces produced								
La Encantada	567,930	685,478	622,321	830,787	714,057	668,124	602,869	544,735
La Parrilla	497,466	547,913	599,526	575,969	605,605	585,414	620,839	622,237
Del Toro	343,894	446,137	399,520	311,400	331,225	424,413	664,969	841,026
San Martin	510,423	500,441	411,686	480,413	485,227	642,473	597,328	571,937
La Guitarra	239,788	263,235	206,262	214,312	245,358	272,885	230,499	196,920
Santa Elena	660,207	671,423	605,615	661,292	673,969	–	–	–
Consolidated	**2,819,708**	**3,114,627**	**2,844,930**	**3,074,173**	**3,055,442**	**2,593,309**	**2,716,503**	**2,776,855**
Cash cost per ounce								
La Encantada	$ 13.87	$ 11.20	$ 12.41	$ 8.49	$ 11.00	$ 12.64	$ 14.65	$ 14.27
La Parrilla	$ 10.22	$ 7.70	$ 7.33	$ 5.39	$ 7.18	$ 10.11	$ 10.72	$ 7.75
Del Toro	$ 2.80	$ 3.41	$ 7.90	$ 9.52	$ 9.25	$ 8.91	$ 4.34	$ 5.09
San Martin	$ 6.94	$ 7.05	$ 8.67	$ 5.83	$ 7.20	$ 5.62	$ 6.25	$ 6.29
La Guitarra	$ 7.74	$ 6.93	$ 5.93	$ 8.27	$ 7.02	$ 3.62	$ 6.74	$ 11.28
Santa Elena	$ (1.43)	$ (0.81)	$ (2.86)	$ (3.34)	$ (2.84)	$ –	$ –	$ –
Consolidated	**$ 6.49**	**$ 5.84**	**$ 6.41**	**$ 5.00**	**$ 6.04**	**$ 8.77**	**$ 8.74**	**$ 8.22**
All-in sustaining cost per ounce								
La Encantada	$ 16.53	$ 12.81	$ 13.85	$ 9.33	$ 14.29	$ 16.01	$ 18.32	$ 17.85
La Parrilla	$ 15.34	$ 10.65	$ 9.43	$ 7.06	$ 9.98	$ 14.43	$ 14.48	$ 12.58
Del Toro	$ 8.43	$ 6.01	$ 10.05	$ 10.76	$ 11.30	$ 11.89	$ 6.97	$ 7.25
San Martin	$ 10.01	$ 9.92	$ 10.20	$ 7.52	$ 9.83	$ 8.87	$ 9.62	$ 8.69
La Guitarra	$ 15.99	$ 13.60	$ 10.34	$ 12.91	$ 14.24	$ 9.68	$ 13.32	$ 17.71
Santa Elena	$ 1.64	$ 1.82	$ 1.81	$ 1.68	$ 1.44	$ –	$ –	$ –
Consolidated	**$ 12.90**	**$ 10.52**	**$ 10.97**	**$ 8.97**	**$ 11.28**	**$ 14.41**	**$ 14.49**	**$ 13.88**
Production cost per tonne								
La Encantada	$ 32.96	$ 30.18	$ 35.13	$ 34.91	$ 30.92	$ 31.93	$ 44.21	$ 43.96
La Parrilla	$ 41.92	$ 41.20	$ 37.12	$ 35.29	$ 38.99	$ 40.61	$ 46.49	$ 42.64
Del Toro	$ 52.45	$ 48.15	$ 52.95	$ 53.30	$ 45.22	$ 47.58	$ 42.99	$ 47.87
San Martin	$ 56.70	$ 59.39	$ 65.75	$ 53.32	$ 54.22	$ 58.71	$ 56.09	$ 58.06
La Guitarra	$ 78.31	$ 79.68	$ 87.01	$ 66.88	$ 57.02	$ 52.92	$ 54.58	$ 48.88
Santa Elena	$ 37.57	$ 44.75	$ 43.89	$ 42.05	$ 44.45	$ –	$ –	$ –
Consolidated	**$ 42.13**	**$ 43.11**	**$ 44.97**	**$ 42.72**	**$ 41.44**	**$ 41.81**	**$ 46.80**	**$ 46.90**

MANAGEMENT'S DISCUSSION AND ANALYSIS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
83

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year and quarter ended December 31, 2016

OPERATING RESULTS – CONSOLIDATED OPERATIONS

Key Performance Metrics	2016-Q4	2016-Q3	2016-Q2	2016-Q1	2016	2015	Change Q4 vs Q3	Change '16 vs '15
Production								
Ore processed/tonnes milled	844,155	838,233	798,182	789,591	3,270,162	2,852,655	1%	15%
Average silver grade (g/t)	137	150	148	161	149	168	(9%)	(11%)
Recovery (%)	76%	77%	75%	75%	76%	72%	(1%)	6%
Total silver ounces produced	2,819,708	3,114,627	2,844,930	3,074,173	11,853,438	11,142,109	(9%)	6%
Total payable silver ounces produced	2,755,180	3,041,841	2,762,703	2,993,547	11,553,271	10,755,381	(9%)	7%
Gold ounces produced	14,743	14,452	16,371	16,870	62,436	25,467	2%	145%
Pounds of lead produced	7,684,876	8,038,206	8,825,234	8,637,429	33,185,745	40,149,170	(4%)	(17%)
Pounds of zinc produced	1,190,713	1,519,143	3,837,301	4,030,810	10,577,967	17,524,223	(22%)	(40%)
Total production – ounces silver equivalent	4,380,477	4,524,619	4,681,608	5,083,095	18,669,800	16,086,271	(3%)	16%
Underground development (m)	14,918	12,764	11,738	10,007	49,428	37,578	17%	32%
Diamond drilling (m)	35,247	36,290	19,342	6,697	97,576	36,098	(3%)	170%
Costs								
Mining cost per ounce	$ 4.79	$ 4.14	$ 4.71	$ 4.10	$ 4.42	$ 4.17	16%	6%
Milling cost per ounce	5.27	5.29	5.63	5.07	5.31	5.20	0%	2%
Indirect cost per ounce	2.85	2.44	2.65	2.10	2.50	2.30	17%	9%
Total production cost per ounce	$ 12.91	$ 11.87	$ 12.99	$ 11.27	$ 12.23	$ 11.67	9%	5%
Transport and other selling costs per ounce	0.23	0.26	0.40	0.40	0.33	0.49	(12%)	(33%)
Smelting and refining costs per ounce	1.63	1.53	2.31	2.16	1.91	2.63	7%	(27%)
Environmental duty and royalties per ounce	0.12	0.13	0.12	0.11	0.12	0.11	(8%)	9%
Cash cost per ounce before by-product credits	$ 14.89	$ 13.79	$ 15.83	$ 13.94	$ 14.59	$ 14.89	8%	(2%)
Deduct: By-product credits	(8.41)	(7.96)	(9.41)	(8.95)	(8.67)	(7.02)	6%	24%
Cash cost per ounce	**$ 6.49**	**$ 5.84**	**$ 6.41**	**$ 5.00**	**$ 5.92**	**$ 7.87**	**11%**	**(25%)**
Workers' Participation	0.29	0.18	0.14	0.04	0.17	0.05	61%	240%
General and administrative expenses	1.68	1.43	1.56	1.22	1.47	1.51	17%	(3%)
Share-based payments	0.40	0.35	0.39	0.38	0.38	0.46	14%	(17%)
Accretion of decommissioning liabilities	0.07	0.07	0.08	0.07	0.07	0.08	0%	(13%)
Sustaining capital expenditures	3.97	2.64	2.38	2.25	2.79	3.47	50%	(20%)
All-In Sustaining Costs per ounce	**$ 12.90**	**$ 10.52**	**$ 10.97**	**$ 8.97**	**$ 10.79**	**$ 13.43**	**23%**	**(20%)**
Mining cost per tonne	$ 15.62	$ 15.01	$ 16.31	$ 15.54	$ 15.62	$ 15.73	4%	(1%)
Milling cost per tonne	17.21	19.49	19.50	19.21	18.77	19.59	(12%)	(4%)
Indirect cost per tonne	9.30	8.60	9.16	7.97	8.83	8.67	8%	2%
Total production cost per tonne	**$ 42.13**	**$ 43.11**	**$ 44.97**	**$ 42.72**	**$ 43.22**	**$ 43.98**	**(2%)**	**(2%)**

MANAGEMENT'S DISCUSSION AND ANALYSIS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
84

MANAGEMENT'S dISCUSSION ANd ANALYSIS FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 85 OPERATING RESULTS – CONSOLIdATEd OPERATIONS (continued) PRODUCTION In 2016, the Company achieved record production of 18,669,800 silver equivalent ounces, comprising of 11,853,438 ounces of silver, 62,436 ounces of gold, 33,185,745 pounds of lead and 10,577,967 pounds of zinc. Total production increased 16% compared to the previous year primarily due to the addition of the Santa Elena mine in the fourth quarter of 2015, partially offset by lower by-product production from Del Toro and La Parrilla. Total production for the quarter was 4,380,477 silver equivalent ounces, consisted of 2,819,708 ounces of silver, 14,743 ounces of gold, 7,684,876 pounds of lead and 1,190,713 pounds of zinc. Compared to the third quarter, silver production decreased 9% primarily attributed to a 9% decrease in average silver grade. CASH COST PER OUNCE Cash cost per ounce for the year was $5.92, a 25% decrease from $7.87 per ounce in the prior year. The decrease in cash cost per ounce was attributed to ongoing company‐wide cost reduction efforts and a focus on producing profitable ounces, a decrease in smelting and refining costs as a result of renegotiated sales agreements that were effective on July 1, 2016, weakening of the Mexican pesos against the U.S. dollars, as well as the addition of the Santa Elena Silver/Gold Mine which became the lowest cost mine in the Company’s portfolio. Cash cost per ounce (after by-product credits) for the quarter was $6.49 per payable ounce of silver, an increase of 11% from $5.84 per ounce in the third quarter of 2016. The increase in cash cost per ounce was primarily the result of lower silver grades leading to lower silver production and higher mining contractor costs attributed to ore development activities at the Santa Elena mine. Total tonnes milled and production cost per tonne remained relatively unchanged when compared to the previous quarter. ALL-IN SUSTAINING COST PER OUNCE AISC per ounce in 2016 was $10.79, a decrease of 20% or $2.64 per ounce compared to the previous year. The decrease in AISC per ounce was reflective of the Company’s ongoing effort to reduce production costs and capital expenditures, the weakening of the Mexican pesos against the U.S. dollars, as well as the addition of the Santa Elena mine. AISC in the fourth quarter was $12.90, an increase of 23% or $2.38 per ounce compared to the previous quarter. The increase in AISC was primarily attributed to increase in sustaining capital expenditures to catch up with program targets and higher cash cost per ounce. HEAD GRADES AND RECOVERIES The overall silver head grade in 2016 was 149 grams per tonne (“g/t”), an 11% decrease compared to 168 g/t in the previous year, primarily due to Santa Elena’s reprocessing lower grade heap leach material blended with freshly mined underground ore. The lower silver head grades were offset by higher by-product credits from gold grades at Santa Elena. The overall average silver head grade for the quarter was 137 g/t, a decrease of 9% from 150 g/t in the third quarter of 2016. The slight decrease in silver grades is primarily due to lower grades at Del Toro in the month of October due to limited production at the high grade Dolores mine. As a result, the Company increased production rates at the San Juan mine to offset the decrease in ore production from Dolores. Beginning in November, production at the Dolores mine returned to normal operating levels. Average silver grade at La Encantada also experienced a 9% decrease compared to the prior quarter primarily due to the continued blending of ore from old stopes, stockpiles and the recovery of pillars. Grades are expected to improve towards the end of 2017 following the start of block caving production within the San Javier Breccia. Silver recoveries for the year also improved to 76%, compared to 72% in the previous year. Improvements in recoveries were primarily attributed to full year of operations from Santa Elena with higher recoveries as well as higher recoveries at San Martin due to improvements in mining dilution control and continuous optimization of metallurgical processes. Combined recoveries of silver for all mines in the quarter was 76% which were consistent with the previous quarter. DEVELOPMENT AND EXPLORATION During 2016, the Company expanded its development program to support underground mining activities. As a result, a total of 49,428 metres of underground development was completed, a 32% increase from 37,578 metres developed in 2015. A total of 14,918 metres of underground development was completed during the quarter, compared to 12,764 metres developed in the previous quarter. The increase in mine development compared to the previous quarter was due to acceleration of development activities to catch up with program targets. At the end of the year, a total of 19 drill rigs were active at the Company’s six operating mines compared to seven in 2015. During 2016, a total of 97,576 metres were drilled compared to 36,098 metres in 2015. In the fourth quarter, a total of 35,247 metres were drilled compared to 36,290 metres drilled in the third quarter of 2016. A substantial portion of the current drilling and development is for the purpose of updating Mineral Reserves and Resources which the Company expects to release in late March 2017. In addition, updated NI 43-101 Technical Reports for San Martin, Del Toro and La Parrilla are expected to be released in the first half of 2017.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year and quarter ended December 31, 2016

OPERATING RESULTS – CONSOLIDATED OPERATIONS (continued)

SANTA ELENA SILVER/GOLD MINE, SONORA, MEXICO

The Santa Elena Silver/Gold Mine is located approximately 150 km northeast of the city of Hermosillo, Sonora, Mexico and is comprised of mining concessions over a total of 51,172 hectares. First Majestic acquired the Santa Elena mine with the acquisition of SilverCrest Mines Inc. ("SilverCrest") on October 1, 2015. The operating plan for Santa Elena involves the processing of ore in the 3,000 tpd cyanidation circuit from a combination of underground reserves, remaining reserves in the open pit, and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine.

SANTA ELENA	2016-Q4	2016-Q3	2016-Q2	2016-Q1	2016	2015	Change Q4 vs Q3	Change '16 vs '15
Production								
Ore processed/tonnes milled	257,771	241,996	245,753	242,539	988,060	254,625	7%	288%
Average silver grade (g/t)	89	95	86	98	92	96	(6%)	(4%)
Recovery (%)	89%	91%	89%	87%	89%	86%	(2%)	3%
Total silver ounces produced	660,207	671,423	605,615	661,292	2,598,537	673,969	(2%)	286%
Total payable silver ounces produced	659,216	670,416	604,707	660,300	2,594,639	672,959	(2%)	286%
Gold ounces produced	11,430	11,156	12,704	13,383	48,674	11,110	2%	338%
Total production – ounces silver equivalent	1,470,612	1,430,506	1,559,410	1,725,417	6,185,945	1,506,405	3%	311%
Underground development (m)	3,029	2,444	2,931	2,480	10,885	1,738	24%	526%
Diamond drilling (m)	5,391	3,520	3,509	146	12,566	198	53%	6,246%
Cost								
Mining cost per ounce	$ 6.28	$ 5.69	$ 6.27	$ 4.75	$ 5.74	$ 6.02	10%	(5%)
Milling cost per ounce	6.17	8.48	9.58	9.02	8.29	8.60	(27%)	(4%)
Indirect cost per ounce	2.24	1.98	1.99	1.68	1.97	2.20	13%	(10%)
Total production cost per ounce	$ 14.69	$ 16.15	$ 17.84	$ 15.44	$ 15.99	$ 16.82	(9%)	(5%)
Transport and other selling costs per ounce	0.12	0.16	0.17	0.15	0.15	0.14	(25%)	7%
Smelting and refining costs per ounce	0.26	0.25	0.24	0.33	0.27	0.46	4%	(41%)
Environmental duty and royalties per ounce	0.18	0.19	0.20	0.19	0.19	0.21	(5%)	(10%)
Cash cost per ounce before by-product credits	$ 15.26	$ 16.75	$ 18.45	$ 16.12	$ 16.61	$ 17.63	(9%)	(6%)
Deduct: By-product credits	(16.69)	(17.56)	(21.31)	(19.46)	(18.70)	(20.47)	(5%)	(9%)
Cash cost per ounce	**$ (1.43)**	**$ (0.81)**	**$ (2.86)**	**$ (3.34)**	**$ (2.09)**	**$ (2.84)**	**77%**	**(26%)**
Accretion of decommissioning liabilities	0.05	0.05	0.06	0.06	0.05	0.14	–%	(64%)
Sustaining capital expenditures	3.18	2.58	4.62	4.96	3.81	4.14	23%	(8%)
All-In Sustaining Costs per ounce	**$ 1.64**	**$ 1.82**	**$ 1.81**	**$ 1.68**	**$ 1.75**	**$ 1.44**	**(10%)**	**22%**
Mining cost per tonne	$ 16.05	$ 15.77	$ 15.43	$ 12.92	$ 15.06	$ 15.90	2%	(5%)
Milling cost per tonne	15.78	23.48	23.57	24.56	21.76	22.73	(33%)	(4%)
Indirect cost per tonne	5.74	5.50	4.89	4.56	5.18	5.82	4%	(11%)
Total production cost per tonne	**$ 37.57**	**$ 44.75**	**$ 43.89**	**$ 42.05**	**$ 42.00**	**$ 44.45**	**(16%)**	**(6%)**

MANAGEMENT'S DISCUSSION AND ANALYSIS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
86

MANAGEMENT'S dISCUSSION ANd ANALYSIS FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 87 OPERATING RESULTS – CONSOLIdATEd OPERATIONS (continued) SANTA ELENA SILVER/GOLD MINE, SONORA, MEXICO (continued) During Santa Elena’s first full year under First Majestic’s management, the mine produced a record 2,598,537 silver ounces and 48,674 ounces of gold for an annual production of 6,185,945 silver equivalent ounces and has become the Company’s largest operation. The mill processed a total of 988,060 tonnes during the year, consisting of 570,722 tonnes of underground ore (58%) and 417,338 tonnes from the above ground heap leach pad (42%). Full year cash cost for Santa Elena was negative $2.09 per ounce, an increase of $0.75 compared to the prior year. The increase was primarily due to lower by-product credits, partially offset by lower production costs. During the fourth quarter, Santa Elena produced 660,207 silver ounces and 11,430 ounces of gold for a total quarterly production of 1,470,612 silver equivalent ounces, an increase of 3% compared to 1,430,506 silver equivalent ounces in the previous quarter. Silver grade and recoveries were 89 g/t and 89%, respectively, down from 95 g/t and 91%, respectively, compared to the previous quarter. Gold grades and recoveries averaged 1.45 g/t and 95%, respectively, compared to 1.51 g/t and 95% in the previous quarter. Compared to the previous quarter, silver grades decreased slightly due to mining of lower grade pockets within the ore body as part of the planned mining sequence. The decrease in recoveries were attributed to lower head grades. The mill processed a total of 257,771 tonnes during the quarter, consisting of 172,061 tonnes (1,870 tpd) of underground ore and 85,710 tonnes (932 tpd) from the above ground heap leach pad, representing an increase of 7% compared to the prior quarter. During the third quarter, the Company modified the production ratio of underground ore to the reprocessing of ore from the heap leach pad with the intent of achieving higher production rates from the Alejandra vein. As a result, production of underground ore increased to a rate of 1,750 tpd while reducing heap leach production to 1,000 tpd. Cash cost in the fourth quarter was negative $1.43 per payable silver ounce compared to negative $0.81 per payable silver ounce in the previous quarter, primarily due to an increase of $1.5 million in diesel credits issued by the Mexican tax authorities. The diesel credits are only available to the extent of income taxes payable to the Mexican tax authorities. Prior to the fourth quarter, the majority of income taxes payable by Santa Elena was offset by prior years’ tax losses carry-forward. Also, cash cost benefited from the weakening of the Mexican pesos against U.S. dollars. A total of 3,029 metres of underground development was completed in the fourth quarter compared to 2,444 metres of development in the previous quarter. At the end of the quarter, total development of the new San Salvador ramp reached 1,486 metres, or 65% of the 2,300 metre development plan. The new ramp is scheduled to connect to the Main Vein area along level 575 by April 2017. Once the ramp is completed, it is expected to improve underground production capacity by reducing haulage bottlenecks. One surface and one underground drill rig were active on the Santa Elena property during the quarter with 5,391 metres drilled compared to 3,520 metres drilled in the previous quarter. The Company received assay results from the first four holes of a ten hole diamond drill program at the Ermitaño West property during the quarter. The results confirm the target structure was intersected in all four holes. Highlights include: Hole 16-04 intersected 17.9 metres averaging 11.4 g/t gold and 86 g/t silver, including 3.3 metres of 34.6 g/t gold and 242 g/t silver, at a depth of 194 metres below surface. True thickness is estimated to be 70% – 90% of reported intervals. This new discovery is located only 3.5 kilometres southeast of the Santa Elena mine. The Company anticipates the results from the remaining six drill holes by the end of March 2017. The Santa Elena mine has a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from a designated area of its underground operations over the life of mine to Sandstorm. The selling price is based on the lower of the prevailing market price or $350 per ounce until fulfillment of 50,000 ounces, after which the price will increase to the lower of the prevailing market price or $450 per ounce, adjusted for a 1% annual inflation commencing in April 2014. As at December 31, 2016, the Santa Elena mine has delivered 42,722 cumulative ounces of gold to Sandstorm. In December 2016, the Company entered into an option agreement with Compania Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire 5,802 hectares of mining concessions adjacent to the Santa Elena mine. In exchange, First Majestic has agreed to incur $1.6 million in exploration costs on the property over four years, a 2.5% NSR royalty on the related concessions, and to pay $1.4 million in cash, of which $0.1 million was due on or before the date of agreement (paid), $0.2 million in December 2017, $0.2 million in December 2018, $0.3 million in December 2019 and $0.7 million in December 2020, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year and quarter ended December 31, 2016

OPERATING RESULTS – CONSOLIDATED OPERATIONS (continued)

LA PARRILLA SILVER MINE, DURANGO, MEXICO

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, Mexico, is a complex of producing underground operations consisting of the Rosarios, La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos, Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, a central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

LA PARRILLA	2016-Q4	2016-Q3	2016-Q2	2016-Q1	2016	2015	Change Q4 vs Q3	Change '16 vs '15
Production								
Ore processed/tonnes milled	153,309	147,414	157,871	151,916	610,509	667,702	4%	(9%)
Average silver grade (g/t)	130	146	143	144	140	145	(11%)	(3%)
Recovery (%)	78%	79%	83%	82%	81%	78%	(1%)	4%
Total silver ounces produced	497,466	547,913	599,526	575,969	2,220,874	2,434,095	(9%)	(9%)
Total payable silver ounces produced	466,385	515,961	553,123	527,922	2,063,392	2,231,443	(10%)	(8%)
Gold ounces produced	260	296	230	223	1,009	1,161	(12%)	(13%)
Pounds of lead produced	1,856,882	2,129,908	2,894,123	3,767,247	10,648,161	10,441,510	(13%)	2%
Pounds of zinc produced	1,190,713	1,519,143	3,837,301	4,030,810	10,577,967	17,524,223	(22%)	(40%)
Total production – ounces silver equivalent	699,497	739,026	948,552	1,001,359	3,388,434	4,036,398	(5%)	(16%)
Underground development (m)	3,181	2,612	1,834	1,790	9,416	7,371	22%	28%
Diamond drilling (m)	5,665	5,115	3,030	1,517	15,326	9,750	11%	57%
Cost								
Mining cost per ounce	$ 6.04	$ 4.95	$ 4.45	$ 4.38	$ 4.92	$ 4.93	22%	–%
Milling cost per ounce	4.46	4.15	3.83	3.88	4.07	5.30	7%	(23%)
Indirect cost per ounce	3.28	2.67	2.31	1.90	2.51	2.44	23%	3%
Total production cost per ounce	$ 13.78	$ 11.77	$ 10.60	$ 10.15	$ 11.50	$ 12.67	17%	(9%)
Transport and other selling costs per ounce	0.29	0.35	0.58	0.85	0.53	0.90	(17%)	(41%)
Smelting and refining costs per ounce	2.85	2.86	4.77	6.24	4.23	5.33	–%	(21%)
Environmental duty and royalties per ounce	0.16	0.20	0.15	0.12	0.16	0.16	(20%)	–%
Cash cost per ounce before by-product credits	$ 17.08	$ 15.19	$ 16.09	$ 17.36	$ 16.42	$ 19.06	12%	(14%)
Deduct: By-product credits	(6.86)	(7.49)	(8.76)	(11.97)	(8.84)	(10.11)	(8%)	(13%)
Cash cost per ounce	**$ 10.22**	**$ 7.70**	**$ 7.33**	**$ 5.39**	**$ 7.58**	**$ 8.95**	**33%**	**(15%)**
Workers' Participation	0.14	0.13	0.36	–	0.16	–	8%	100%
Accretion of decommissioning liabilities	0.06	0.06	0.06	0.06	0.06	0.07	–%	(14%)
Sustaining capital expenditures	4.91	2.76	1.67	1.61	2.66	3.85	78%	(31%)
All-In Sustaining Costs per ounce	**$ 15.34**	**$ 10.65**	**$ 9.43**	**$ 7.06**	**$ 10.47**	**$ 12.88**	**44%**	**(19%)**
Mining cost per tonne	$ 18.38	$ 17.32	$ 15.61	$ 15.22	$ 16.62	$ 16.48	6%	1%
Milling cost per tonne	13.57	14.53	13.42	13.48	13.74	17.72	(7%)	(22%)
Indirect cost per tonne	9.97	9.34	8.09	6.59	8.49	8.15	7%	4%
Total production cost per tonne	**$ 41.92**	**$ 41.20**	**$ 37.12**	**$ 35.29**	**$ 38.85**	**$ 42.35**	**2%**	**(8%)**

MANAGEMENT'S DISCUSSION AND ANALYSIS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
88

MANAGEMENT'S dISCUSSION ANd ANALYSIS FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 89 OPERATING RESULTS – CONSOLIdATEd OPERATIONS (continued) LA PARRILLA SILVER MINE, DURANGO, MEXICO (continued) Total production for the year was 3,388,434 silver equivalent ounces, a decrease of 16% compared to 4,036,398 equivalent ounces of silver in the previous year, primarily due to lower zinc production. During the year, the flotation circuit processed 416,572 tonnes with an average silver grade of 152 g/t and an 86% recovery and the cyanidation circuit processed 193,937 tonnes with an average silver grade of 115 g/t and a 66% recovery. The decrease in production was primarily attributed to lower zinc production from the flotation circuit due to the depletion of sulphide reserves in the Rosario mine and delay in the preparation of new sulphide stopes in the Quebradillas mine. Cash cost for the year was $7.58 per ounce, a 15% decrease compared to $8.95 in the prior year. The improvement in cash costs was attributed to a decrease in smelting and refining costs as a result of renegotiated sales agreements that were effective on July 1, 2016 and management’s decision to focus on mining profitable ounces, leaving higher cost ounces in the ground. The decision has resulted in the planned reduction of throughput in the cyanidation circuit and significant savings in contractor, electricity, reagents and maintenance costs. In the fourth quarter, total production from the La Parrilla mine was 699,497 silver equivalent ounces, a decrease of 5% compared to 739,026 equivalent ounces of silver in the previous quarter. During the quarter, the flotation circuit processed 98,546 tonnes (1,071 tpd) with an average silver grade of 138 g/t and an 83% recovery while the cyanidation circuit processed 54,762 tonnes (595 tpd) with an average silver grade of 114 g/t and a 68% recovery. During the quarter, the lead circuit processed an average lead grade of 1.2% with recoveries of 74% for a total lead production of 1,856,882 pounds, representing a 13% decrease compared to the previous quarter. The zinc circuit processed an average zinc grade of 1.0% with recoveries of 54% for a total zinc production of 1,190,713 pounds, representing a 22% decrease compared to the previous quarter. The decrease in lead and zinc production are primarily attributed to lower head grades. Cash cost in the quarter was $10.22 per ounce, an increase of 33% compared to the previous quarter. The increase in cash costs was primarily attributed to increase in shotcreting to improve safety conditions in the Quebradillas and San Marcos areas, as well as lower by-product credits from reduced lead and zinc production. A total of 3,181 metres of underground development was completed in the quarter, compared to 2,612 metres in the third quarter of 2016. A total of 5,665 metres of diamond drilling was completed in the quarter compared to 5,115 metres of diamond drilling in the third quarter of 2016. Three underground drill rigs were active during the quarter as the focus of the 2016 exploration program is on the Quebradillas mine, Intermedia veins and the San Nicolas system, where drilling results have indicated potential for the lateral and in-depth extension of known structures.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year and quarter ended December 31, 2016

OPERATING RESULTS – CONSOLIDATED OPERATIONS (continued)

LA ENCANTADA SILVER MINE, COAHUILA, MEXICO

The La Encantada Silver Mine is an underground mine located in the northern Mexico State of Coahuila, 708 kilometres northeast of Torreon. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. La Encantada consists of a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and the infrastructure required for such an operation. The mine is accessible via a 1.5 hour flight from Torreon, Coahuila to the mine's private airstrip or via a mostly paved road from the closest town, Muzquiz, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2016-Q4	2016-Q3	2016-Q2	2016-Q1	2016	2015	Change Q4 vs Q3	Change '16 vs '15
Production								
Ore processed/tonnes milled	235,039	247,858	209,039	189,140	881,075	851,567	(5%)	3%
Average silver grade (g/t)	132	145	169	224	164	161	(9%)	2%
Recovery (%)	57%	59%	55%	61%	58%	57%	(3%)	2%
Total silver ounces produced	567,930	685,478	622,321	830,787	2,706,516	2,529,785	(17%)	7%
Total payable silver ounces produced	565,659	682,736	619,832	827,464	2,695,690	2,519,666	(17%)	7%
Gold ounces produced	22	35	10	27	94	131	(37%)	(28%)
Total production – ounces silver equivalent	569,504	687,841	623,070	832,957	2,713,372	2,539,440	(17%)	7%
Underground development (m)	1,015	519	1,043	1,189	3,767	7,258	96%	(48%)
Diamond drilling (m)	4,197	3,681	3,062	–	10,939	11,266	14%	(3%)
Cost								
Mining cost per ounce	$ 2.80	$ 2.17	$ 2.95	$ 2.13	$ 2.47	$ 3.53	29%	(30%)
Milling cost per ounce	8.01	6.60	6.40	4.15	6.10	6.44	21%	(5%)
Indirect cost per ounce	2.89	2.18	2.49	1.70	2.25	2.45	33%	(8%)
Total production cost per ounce	$ 13.69	$ 10.95	$ 11.85	$ 7.98	$ 10.82	$ 12.42	25%	(13%)
Transport and other selling costs per ounce	(0.01)	0.04	0.27	0.20	0.13	0.22	(125%)	(41%)
Smelting and refining costs per ounce	0.20	0.21	0.29	0.31	0.26	0.36	(5%)	(28%)
Environmental duty and royalties per ounce	0.04	0.04	0.04	0.03	0.04	0.05	0%	(20%)
Cash cost per ounce before by-product credits	$ 13.92	$ 11.25	$ 12.45	$ 8.53	$ 11.25	$ 13.05	24%	(14%)
Deduct: By-product credits	(0.05)	(0.05)	(0.04)	(0.04)	(0.04)	(0.04)	0%	0%
Cash cost per ounce	**$ 13.87**	**$ 11.20**	**$ 12.41**	**$ 8.49**	**$ 11.21**	**$ 13.01**	**24%**	**(14%)**
Workers' Participation	0.01	0.12	0.17	0.05	0.09	0.08	(92%)	13%
Accretion of decommissioning liabilities	0.08	0.07	0.08	0.06	0.07	0.08	14%	(13%)
Sustaining capital expenditures	2.57	1.41	1.19	0.73	1.39	3.30	82%	(58%)
All-In Sustaining Costs per ounce	**$ 16.53**	**$ 12.81**	**$ 13.85**	**$ 9.33**	**$ 12.76**	**$ 16.47**	**29%**	**(23%)**
Mining cost per tonne	$ 6.74	$ 5.99	$ 8.75	$ 9.32	$ 7.56	$ 10.44	13%	(28%)
Milling cost per tonne	19.27	18.17	18.99	18.17	18.66	19.05	6%	(2%)
Indirect cost per tonne	6.95	6.02	7.40	7.42	6.89	7.26	15%	(5%)
Total production cost per tonne	**$ 32.96**	**$ 30.18**	**$ 35.13**	**$ 34.91**	**$ 33.11**	**$ 36.75**	**9%**	**(10%)**

MANAGEMENT'S DISCUSSION AND ANALYSIS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
90

MANAGEMENT'S dISCUSSION ANd ANALYSIS FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 91 OPERATING RESULTS – CONSOLIdATEd OPERATIONS (continued) LA ENCANTADA SILVER MINE, COAHUILA, MEXICO (continued) For the year, a total of 2,713,372 equivalent ounces of silver were produced by La Encantada, an increase of 7% compared to 2,539,440 equivalent ounces of silver in 2015. The increase in production was primarily due to a 3% increase in tonnes milled and modest improvements in average silver grade and recoveries. Cash cost per ounce for the year was $11.21, a 14% reduction compared to $13.01 in the previous year. The decrease in cash cost per ounce was primarily attributed to savings in mining contractor costs, as the Company focused on mining profitable ounces by blending ore from old stopes, stockpiles, recovery of pillars and a portion of high grade narrow veins. Total production cost per tonne for the year was $33.11, which was 10% lower than the prior year. During the fourth quarter, a total of 569,504 equivalent ounces of silver were produced by the La Encantada processing plant. Production in the quarter decreased by 17% compared to the third quarter of 2016, primarily due to a 5% decrease in tonnes milled and a 9% decrease in silver grades. Silver grades averaged 132 g/t during the quarter, a 9% decrease compared to the previous quarter primarily due to the continued blending of ore from old stopes, stockpiles and the recovery of pillars. Grades are expected to improve towards the end of 2017 following the start of block caving production within the San Javier Breccia. Cash cost per ounce for the quarter was $13.87 compared to $11.20 in the previous quarter. The increase in cash cost per ounce compared to the previous quarter was primarily due to lower silver production. Total production cost per tonne for the quarter was $32.96, which was 9% higher than the third quarter of 2016. The roasting project advanced in the fourth quarter with the completion of site preparations and civil works. The excavation work for the installation of the foundations is expected to begin in February 2017. Manufacturing of the new roasting kiln is now 32% complete and initial equipment shipments to site for assembly are expected to begin before the end of March 2017. The Company continues to anticipate the completion of this circuit by the fourth quarter of 2017. Once in full production, the Company expects to recover an additional 1.5 million ounces of silver per year from the reprocessing of above ground tailings. The Company estimates that there is a total of 4.1 million tonnes of tailings with an average silver grade of 110 g/t. A total of 1,015 metres were developed underground in the quarter compared to 1,015 metres in the third quarter of 2016. Mine development efforts are currently focused on the preparation of block caving at the San Javier Breccia and access to old back-fill areas in order to increase production of low-cost profitable ounces. A total of 4,197 metres were drilled in the fourth quarter compared to 3,681 metres in the previous quarter. Three drill rigs are currently operating at La Encantada with focus on areas in close proximity to current operating areas. During the quarter, the Company completed a high resolution airborne magnetic survey covering over 8,000 metres at La Encantada. The geophysical work is currently being analyzed in preparation of additional brownfields and near mine exploration targets around the mine.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year and quarter ended December 31, 2016

OPERATING RESULTS – CONSOLIDATED OPERATIONS (continued)

DEL TORO SILVER MINE, ZACATECAS, MEXICO

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company's La Parrilla mine and consists of 14,251 hectares of mining claims and 209 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit which is currently in care and maintenance. First Majestic owns 100% of the Del Toro Silver Mine.

DEL TORO	2016-Q4	2016-Q3	2016-Q2	2016-Q1	2016	2015	Change Q4 vs Q3	Change '16 vs '15
Production								
Ore processed/tonnes milled	82,767	86,646	80,739	86,869	337,020	555,564	(4%)	(39%)
Average silver grade (g/t)	157	195	192	143	171	172	(19%)	(1%)
Recovery (%)	82%	82%	80%	78%	81%	74%	0%	9%
Total silver ounces produced	343,894	446,137	399,520	311,400	1,500,951	2,261,633	(23%)	(34%)
Total payable silver ounces produced	326,209	422,965	378,405	294,943	1,422,523	2,142,105	(23%)	(34%)
Gold ounces produced	70	81	96	97	344	413	(14%)	(17%)
Pounds of lead produced	5,827,994	5,908,297	5,931,111	4,870,181	22,537,583	29,707,660	(1%)	(24%)
Total production – ounces silver equivalent	680,802	707,524	682,443	578,556	2,649,326	3,824,241	(4%)	(31%)
Underground development (m)	2,377	2,328	1,754	1,201	7,659	6,050	2%	27%
Diamond drilling (m)	3,614	6,643	3,306	1,278	14,839	9,470	(46%)	57%
Cost								
Mining cost per ounce	$ 5.45	$ 4.23	$ 4.98	$ 7.76	$ 5.44	$ 4.87	29%	12%
Milling cost per ounce	4.38	3.14	3.47	4.54	3.80	4.81	39%	(21%)
Indirect cost per ounce	3.48	2.50	2.85	3.40	3.00	2.21	39%	36%
Total production cost per ounce	$ 13.31	$ 9.87	$ 11.30	$ 15.70	$ 12.24	$ 11.89	35%	3%
Transport and other selling costs per ounce	0.70	0.60	0.77	0.92	0.73	0.78	17%	(6%)
Smelting and refining costs per ounce	5.86	4.41	6.80	6.35	5.78	5.14	33%	12%
Environmental duty and royalties per ounce	0.09	0.11	0.09	0.09	0.10	0.09	(18%)	11%
Cash cost per ounce before by-product credits	$ 19.96	$ 14.99	$ 18.96	$ 23.05	$ 18.85	$ 17.90	33%	5%
Deduct: By-product credits	(17.16)	(11.58)	(11.06)	(13.53)	(13.13)	(11.71)	48%	12%
Cash cost per ounce	**$ 2.80**	**$ 3.41**	**$ 7.90**	**$ 9.52**	**$ 5.73**	**$ 6.19**	**(18%)**	**(7%)**
Workers' Participation	1.27	0.08	—	—	0.35	—	1,488%	100%
Accretion of decommissioning liabilities	0.11	0.09	0.10	0.13	0.10	0.07	22%	43%
Sustaining capital expenditures	4.25	2.44	1.92	1.11	2.44	2.37	74%	3%
All-In Sustaining Costs per ounce	**$ 8.43**	**$ 6.01**	**$ 10.05**	**$ 10.76**	**$ 8.62**	**$ 8.63**	**40%**	**0%**
Mining cost per tonne	$ 21.47	$ 20.65	$ 23.32	$ 26.33	$ 22.95	$ 18.77	4%	22%
Milling cost per tonne	17.27	15.32	16.25	15.41	16.04	18.55	13%	(14%)
Indirect cost per tonne	13.71	12.18	13.38	11.56	12.68	8.53	13%	49%
Total production cost per tonne	**$ 52.45**	**$ 48.15**	**$ 52.95**	**$ 53.30**	**$ 51.67**	**$ 45.85**	**9%**	**13%**

MANAGEMENT'S DISCUSSION AND ANALYSIS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
92

MANAGEMENT'S dISCUSSION ANd ANALYSIS FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 93 OPERATING RESULTS – CONSOLIdATEd OPERATIONS (continued) DEL TORO SILVER MINE, ZACATECAS, MEXICO (continued) In 2016, Del Toro produced a total of 2,649,326 silver equivalent ounces, a 31% decrease compared to 3,824,241 ounces produced in the previous year. The mine processed 337,020 tonnes of ore with an average silver grade of 171 g/t during the year. Tonnes milled decreased by 39% year over year, as mining occurred in narrow veins of the Perseverancia mine and Lupita vein, as well as the lack of production from San Juan orebody #3 due to soft ground conditions and the presence of excess water. The decrease in throughput was partially offset by continuous improvements in dilution control and in mining and milling activities which contributed to a 9% increase in recoveries during the year. For the year, cash cost per ounce was $5.73, a 7% decrease compared to $6.19 per ounce in the previous year. The improvement in cash cost per ounce was primarily attributed to headcount reduction and weakening of the Mexican pesos against U.S. dollars. During the fourth quarter, the Del Toro mine produced a total of 680,802 silver equivalent ounces, a 4% decrease compared to 707,524 ounces produced in the previous quarter, primarily due to lower average silver grades. The mine processed 82,767 tonnes of ore with an average silver grade of 157 g/t during the quarter. In the month of October, due to limited production at the high grade Dolores mine, the Company increased production rates at the San Juan mine to offset the decrease in ore production from Dolores. Beginning in November, production at the Dolores mine returned to normal operating levels. Lead grades and recoveries averaged 4.6% and 70%, respectively, producing a total of 5,827,994 pounds of lead, consistent with the previous quarter. Cash cost per ounce for the quarter was $2.80, an 18% reduction compared to $3.41 per ounce in the previous quarter. The improvement in cash cost per ounce was primarily attributed to an increase in by-product credits due to a 15% increase in lead prices compared to the previous quarter, as well as weakening of the Mexican pesos against U.S. dollars. Total underground development at Del Toro in the current quarter was 2,377 metres, consistent with 2,328 metres in the third quarter of 2016. At quarter end, three drill rigs were active at Del Toro and a total of 3,614 metres were completed compared to 6,643 metres in the previous quarter, a 46% decrease due to early completion of the 2016 drill program. In September 2016, the Company entered into two agreements to acquire 1,223 hectares of mining concessions adjacent to the Del Toro Silver Mine. The total purchase price amounted to $3.6 million in cash, of which $1.2 million has been paid, $1.0 million is due in 2017, $1.0 million in 2018 and $0.4 million in 2019, respectively. In October 2016, the Company entered into an agreement to acquire an additional 7,205 hectares of mining concessions near the Del Toro Silver Mine. The total purchase price amounted to $1.5 million, payable over six equal payments every six months. As at December 31, 2016, $0.3 million has been paid.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year and quarter ended December 31, 2016

OPERATING RESULTS – CONSOLIDATED OPERATIONS (continued)

SAN MARTIN SILVER MINE, JALISCO, MEXICO

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, Mexico. The mine comprises of 33 contiguous mining concessions in the San Martin de Bolaños mining district that cover mineral rights for 37,518 hectares, including the application to acquire two new mining concessions covering 29,676 hectares which are in the process of registration. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 1,296 hectares of surface rights. The newly expanded 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres by air or 250 kilometres by paved road north of Guadalajara City. The San Martin mine is 100% owned by the Company.

SAN MARTIN	2016-Q4	2016-Q3	2016-Q2	2016-Q1	2016	2015	Change Q4 vs Q3	Change '16 vs '15
Production								
Ore processed/tonnes milled	76,848	75,228	69,863	75,863	297,802	349,193	2%	(15%)
Average silver grade (g/t)	254	246	219	243	241	260	3%	(7%)
Recovery (%)	81%	84%	84%	81%	83%	79%	(4%)	5%
Total silver ounces produced	510,423	500,441	411,686	480,413	1,902,963	2,296,965	2%	(17%)
Total payable silver ounces produced	509,913	499,941	411,274	479,933	1,901,060	2,293,525	2%	(17%)
Gold ounces produced	888	907	1,078	1,261	4,134	5,745	(2%)	(28%)
Total production – ounces silver equivalent	573,349	562,096	492,669	580,922	2,209,035	2,722,059	2%	(19%)
Underground development (m)	2,696	2,807	2,524	2,093	10,120	7,680	(4%)	32%
Diamond drilling (m)	7,069	7,817	4,137	3,113	22,135	3,640	(10%)	508%
Cost								
Mining cost per ounce	$ 3.01	$ 3.11	$ 4.17	$ 2.97	$ 3.28	$ 3.06	(3%)	7%
Milling cost per ounce	3.35	3.55	4.13	3.71	3.66	3.93	(6%)	(7%)
Indirect cost per ounce	2.18	2.28	2.88	1.75	2.25	1.65	(4%)	36%
Total production cost per ounce	$ 8.54	$ 8.94	$ 11.17	$ 8.43	$ 9.19	$ 8.65	(4%)	6%
Transport and other selling costs per ounce	0.15	0.20	0.29	0.26	0.22	0.19	(25%)	16%
Smelting and refining costs per ounce	0.19	0.20	0.23	0.24	0.22	0.24	(5%)	(8%)
Environmental duty and royalties per ounce	0.10	0.10	0.10	0.10	0.10	0.10	0%	0%
Cash cost per ounce before by-product credits	$ 8.99	$ 9.44	$ 11.79	$ 9.02	$ 9.72	$ 9.18	(5%)	6%
Deduct: By-product credits	(2.05)	(2.39)	(3.12)	(3.19)	(2.66)	(2.90)	(14%)	(8%)
Cash cost per ounce	**$ 6.94**	**$ 7.05**	**$ 8.67**	**$ 5.83**	**$ 7.07**	**$ 6.29**	**(2%)**	**12%**
Workers' Participation	0.68	0.49	0.03	0.19	0.36	0.15	39%	140%
Accretion of decommissioning liabilities	0.06	0.07	0.08	0.07	0.07	0.06	(14%)	17%
Sustaining capital expenditures	2.33	2.32	1.42	1.42	1.90	2.73	0%	(30%)
All-In Sustaining Costs per ounce	**$ 10.01**	**$ 9.92**	**$ 10.20**	**$ 7.52**	**$ 9.40**	**$ 9.22**	**1%**	**2%**
Mining cost per tonne	$ 19.98	$ 20.68	$ 24.52	$ 18.77	$ 20.91	$ 20.09	(3%)	4%
Milling cost per tonne	22.24	23.58	24.30	23.48	23.38	25.84	(6%)	(10%)
Indirect cost per tonne	14.48	15.13	16.93	11.07	14.35	10.87	(4%)	32%
Total production cost per tonne	**$ 56.70**	**$ 59.39**	**$ 65.75**	**$ 53.32**	**$ 58.64**	**$ 56.80**	**(5%)**	**3%**

MANAGEMENT'S DISCUSSION AND ANALYSIS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
94

MANAGEMENT'S dISCUSSION ANd ANALYSIS FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 95 OPERATING RESULTS – CONSOLIdATEd OPERATIONS (continued) SAN MARTIN SILVER MINE, JALISCO, MEXICO (continued) In 2016, San Martin produced 1,902,963 silver ounces and 4,134 ounces of gold for a total production of 2,209,035 silver equivalent ounces. Total production decreased 19% compared to the prior year primarily due to a 15% decrease in tonnes milled and a 7% decrease in silver grade, partially offset by a 5% increase in silver recoveries. Cash cost per ounce for the year was $7.07, a 12% increase from the prior year primarily due to lower production. For the quarter, the San Martin mine processed a total of 76,848 tonnes compared to 75,228 tonnes in the previous quarter. The average silver head grade was 254 g/t, an increase of 3% compared to the previous quarter. The increase in silver grades compared to the previous quarter were primarily the result of higher grade ore from the development of the La Hedionda vein. During the quarter, San Martin produced 510,423 silver ounces and 888 ounces of gold for a total production of 573,349 silver equivalent ounces. Total production increased 2% compared to the prior quarter primarily due to a 3% increase in silver grade and a 2% increase in tonnes milled. Silver recovery in the quarter was 81%, a decrease of 4% compared to the previous quarter due to the increase in ore feed from the Veladora vein which has lower metallurgical recoveries. Following successful lab tests, the Company has begun the installation of oxygen injectors and lead nitrate into the processing leach tanks which is expected to increase metallurgical recoveries in 2017. Cash cost per ounce of $6.94 in the fourth quarter was almost unchanged compared to $7.05 per ounce in the previous quarter. The construction project for the dry stack filter press installation continued during the quarter. Detailed engineering work for the installation of the tailings filter presses were completed in the third quarter and the foundations were completed in the fourth quarter. At of the end of 2016, the project was 33% complete. The filter presses, which are designed to recover and re-use tailings solution and to save on water consumption, are expected to be installed and undergo testing in late March 2017. A total of 2,696 metres of underground development was completed in the quarter compared to 2,807 metres of development in the previous quarter. During the quarter, a total of 7,069 metres of diamond drilling were completed compared with 7,817 metres drilled in the previous quarter. At year end, two drill rigs were active at the San Martin property, focusing on upgrading and expanding resources in the Rosario, Guitarrona, Hedionda, Huichola and La Veladora veins. The 2017 exploration program will be focused on Rosario Norte, Intermedia, Huichola Norte and Pitayo veins.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year and quarter ended December 31, 2016

OPERATING RESULTS – CONSOLIDATED OPERATIONS (continued)

LA GUITARRA SILVER MINE, MEXICO STATE, MEXICO

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of Mexico, near Toluca, Mexico, approximately 130 kilometres southwest from Mexico City. The La Guitarra mine covers 39,714 hectares of mining claims and consists of a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra mine.

LA GUITARRA	2016-Q4	2016-Q3	2016-Q2	2016-Q1	2016	2015	Change Q4 vs Q3	Change '16 vs '15
Production								
Ore processed/tonnes milled	38,422	39,092	34,917	43,265	155,696	174,003	(2%)	(11%)
Average silver grade (g/t)	246	252	228	189	228	201	(2%)	13%
Recovery (%)	79%	83%	81%	82%	81%	84%	(5%)	(4%)
Total silver ounces produced	239,788	263,235	206,262	214,312	923,597	945,662	(9%)	(2%)
Total payable silver ounces produced	227,798	249,822	195,361	202,985	875,967	895,684	(9%)	(2%)
Gold ounces produced	2,073	1,977	2,253	1,878	8,181	6,907	5%	18%
Total production – ounces silver equivalent	386,713	397,627	375,464	363,884	1,523,688	1,457,728	(3%)	5%
Underground development (m)	2,620	2,055	1,652	1,254	7,581	7,481	27%	1%
Diamond drilling (m)	9,315	9,515	2,298	643	21,771	2,767	(2%)	687%
Cost								
Mining cost per ounce	$ 5.84	$ 5.63	$ 6.84	$ 6.66	$ 6.19	$ 3.88	4%	60%
Milling cost per ounce	3.12	2.70	3.45	3.00	3.05	3.03	16%	1%
Indirect cost per ounce	4.24	4.14	5.27	4.59	4.52	3.44	2%	31%
Total production cost per ounce	$ 13.20	$ 12.47	$ 15.55	$ 14.25	$ 13.76	$ 10.35	6%	33%
Transport and other selling costs per ounce	0.56	0.49	0.57	0.49	0.53	0.53	14%	0%
Smelting and refining costs per ounce	3.86	3.58	3.84	3.54	3.70	4.01	8%	(8%)
Environmental duty and royalties per ounce	0.15	0.16	0.17	0.14	0.15	0.13	(6%)	15%
Cash cost per ounce before by-product credits	$ 17.77	$ 16.70	$ 20.14	$ 18.42	$ 18.15	$ 15.02	6%	21%
Deduct: By-product credits	(10.04)	(9.77)	(14.21)	(10.15)	(10.92)	(8.16)	3%	34%
Cash cost per ounce	**$ 7.73**	**$ 6.93**	**$ 5.93**	**$ 8.27**	**$ 7.23**	**$ 6.86**	**12%**	**5%**
Workers' Participation	(0.16)	0.65	0.12	—	0.17	—	(125%)	100%
Accretion of decommissioning liabilities	0.08	0.08	0.11	0.10	0.09	0.09	0%	0%
Sustaining capital expenditures	8.33	5.94	4.19	4.53	5.85	6.48	40%	(10%)
All-In Sustaining Costs per ounce	**$ 15.98**	**$ 13.60**	**$ 10.34**	**$ 12.91**	**$ 13.33**	**$ 13.42**	**18%**	**(1%)**
Mining cost per tonne	$ 34.65	$ 35.97	$ 38.25	$ 31.25	$ 34.84	$ 19.96	(4%)	75%
Milling cost per tonne	18.53	17.23	19.29	14.08	17.14	15.58	8%	10%
Indirect cost per tonne	25.14	26.47	29.47	21.55	25.45	17.73	(5%)	44%
Total production cost per tonne	**$ 78.31**	**$ 79.68**	**$ 87.01**	**$ 66.88**	**$ 77.43**	**$ 53.27**	**(2%)**	**45%**

MANAGEMENT'S DISCUSSION AND ANALYSIS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
96

MANAGEMENT'S dISCUSSION ANd ANALYSIS FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 97 OPERATING RESULTS – CONSOLIdATEd OPERATIONS (continued) LA GUITARRA SILVER MINE, MEXICO STATE, MEXICO (continued) During the year, La Guitarra produced 923,597 silver ounces and 8,181 gold ounces for a total annual production of 1,523,688 silver equivalent ounces, consistent with the prior year as a 13% increase in average silver grades was offset by an 11% decrease in tonnes milled. For the year, cash cost was $7.23 per ounce, a 5% increase compared to the previous year. The increase in cash cost from the previous year was primarily attributed to an increase in mining costs related to development of narrow veins structures, partially offset by higher by-product credits from gold. During the fourth quarter, La Guitarra produced a total of 386,713 silver equivalent ounces, consisting of 239,788 silver ounces and 2,073 gold ounces. Compared to the previous quarter, total production decreased by 3% due to a 2% decrease in average silver grades and a 2% decrease in tonnes milled. Cash cost in this quarter was $7.74 per ounce, a 12% increase compared to the previous quarter. The increase in cash cost from the previous quarter was primarily attributed to lower by-product credits from decreased gold production. A total of 2,620 metres of underground development was completed during the quarter compared to 2,055 metres in the previous quarter. The 800 metre drift connecting the Soledad 1 and 2 veins, Nazareno vein and Coloso was completed. This newly completed drift will allow for further exploration drilling and development along these structures. During the quarter, six drill rigs were active at the La Guitarra property and 9,315 metres of diamond drilling were completed compared to 9,515 metres during the previous quarter. The drilling program is currently focused on in-fill drilling at the Jessica and Joya Larga veins in order to confirm high grade resources both laterally and at depth to assist underground mining activities and further delineate Reserves and Resources, while the expansionary drilling program is focused on the Nazareno and Soledad veins. In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at the La Guitarra Silver Mine. The total purchase price amounted to $5.4 million, of which $5.2 million was to be settled in common shares of First Majestic and $0.2 million in cash. As at December 31, 2016, the Company has paid the $0.2 million and has issued $4.2 million in common shares. The remaining balance of $1.0 million in common shares will be issued in two equal annual payments in September 2017 and 2018, respectively, based on the Company’s five days volume weighted average market price at the time of the payments. dEVELOPMENT ANd EXPLORATION PROJECTS PLOMOSAS SILVER PROJECT, SINALOA, MEXICO The Plomosas Silver Project consists of 13 mining concessions covering 6,896 hectares, which includes the adjacent Rosario and San Juan historic mines located in the Sinaloa State, Mexico. The two key areas of interest within the property’s boundaries are the historic operations of the Rosario and San Juan mines. Extensive facilities and infrastructure are in place on the property, including a fully functional mining camp facility for 120 persons, a 20 year surface rights agreement in good standing, a 30 year water use permit, a 60 kilometre 33 kilovolt power line, an infirmary, offices, shops and warehouses, and an assay lab. Extensive underground development pre-existing at the Rosario and San Juan mines will allow for easy access to mineralized zones. This existing development is expected to allow First Majestic to accelerate exploration and development in the future. The Company is preparing the underground infrastructure, including dewatering and ventilation, in order to access and equip the three underground drilling stations. The Company completed 1,055 metres of diamond drilling at the Plomosas Silver Project during the fourth quarter, and will begin development of 520 metres of new crosscuts to prepare underground drilling stations to be used in 2017. Additionally, a high resolution airborne magnetic survey on the property was completed in order to define new exploration targets. A Light Detection and Ranging survey on 2,300 hectares will be carried out in order to define a high-resolution terrain elevation model. The Company is working toward obtaining permits for additional drilling on surface beginning in 2017. Future plans include drilling and development in order to prepare a NI 43-101 Technical Report with resource estimates and a Preliminary Economic Assessment.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year and quarter ended December 31, 2016

DEVELOPMENT AND EXPLORATION PROJECTS (continued)

LA LUZ SILVER PROJECT, SAN LUIS POTOSI, MEXICO

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce. The Company owns 100% of the La Luz project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. In July 2013, the Company completed the acquisition of an additional 21 hectares of surface rights covering 29 adjacent properties for $1.0 million. The total surface rights on different properties at La Luz amount to 26 hectares.

To date, the Company has completed a Baseline Study and the Geo-hydrologic Study. However, there has been opposition to mining in the La Luz area from certain indigenous people (Huicholes) and non-government organizations ("NGOs"). An injunction was placed by the Company to defend against the indigenous people's attempts to obtain a constitutional decree to declare certain areas in San Luis Potosi as natural protected areas, including areas within which the La Luz mine has been duly granted mining concessions. The Company is currently addressing these constitutional legal matters in the Mexican courts. Three different legal orders to obtain approvals to present its final permit applications were submitted and one positive resolution was obtained, while the other orders remain in front of the court. There is currently no estimate of when a final resolution can be expected. The Company is ready to submit the Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies to government authorities once the courts resolve the outstanding constitutional matters. The Company is unable at this time to estimate when these legal constitutional matters will be resolved.

OVERVIEW OF FINANCIAL PERFORMANCE

For the quarters ended December 31, 2016 and 2015 (in thousands of dollars, except for per share amounts):

	Fourth Quarter 2016	Fourth Quarter 2015	Variance %	
Revenues	**$ 66,170**	**$ 66,012**	**—%**	(1)
Mine operating costs				
Cost of sales	37,346	39,479	(5)%	(2)
Depletion, depreciation and amortization	18,881	22,651	(17)%	(3)
	56,227	62,130	(10)%	
Mine operating earnings	**9,943**	**3,882**	**156%**	(4)
General and administrative expenses	4,842	4,558	6%	
Share-based payments	1,097	766	43%	
Impairment of non-current assets	—	108,421	(100)%	(5)
Acquisition costs	—	2,054	(100)%	(6)
Foreign exchange loss	794	475	67%	
Operating earnings (loss)	**3,210**	**(112,392)**	**103%**	
Investment and other loss	(633)	(2,051)	(69)%	(7)
Finance costs	(1,045)	(1,445)	(28)%	(8)
Earnings (loss) before income taxes	**1,532**	**(115,888)**	**101%**	
Current income tax expense	4,934	659	649%	
Deferred income tax recovery	(5,216)	(13,586)	(62)%	
Income tax recovery	(282)	(12,927)	(98)%	(9)
Net earnings (loss) for the period	**$ 1,814**	**$ (102,961)**	**102%**	(10)
Earnings (loss) per share (basic and diluted)	**$ 0.01**	**$ (0.66)**	**102%**	(10)

MANAGEMENT'S DISCUSSION AND ANALYSIS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
98

MANAGEMENT'S dISCUSSION ANd ANALYSIS FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 99 OVERVIEw OF FINANCIAL PERFORMANCE (continued) 1. Revenues in the quarter had a marginal increase compared to the same quarter of the previous year primarily attributed to: • average realized silver price of $17.10 per ounce in the quarter, an increase of 12% compared to $15.21 per ounce in the same quarter of the prior year; and • smelting and refining costs decreased from $6.8 million ($2.28 per ounce) to $4.5 million ($1.63 per ounce). The savings were attributed to the new smelting and refining agreements effective July 1, 2016; offset by: • a 13% decrease in silver equivalent ounces sold compared to the fourth quarter of 2015, primarily attributed to lower production from the La Encantada mine and the La Parrilla mine. 2. Cost of sales in the quarter decreased by 5% compared to the same quarter of the previous year as a result of the following factors: • weakening of the Mexican pesos against the U.S. dollar, as a significant portion of the Company’s operating costs are incurred in Mexican pesos, which weakened by 18% against the U.S. dollar compared to the fourth quarter of 2015; and • the Company’s ongoing effort to reduce costs through headcount reductions, renegotiating contractors and suppliers contracts, and realizing efficiencies, which resulted in cost reductions in mining contractors, mineral haulage, diesel and explosives. 3. The decrease in depletion, depreciation and amortization was attributed to a combination of the following: • Impairment charge on non-current assets recognized in the fourth quarter of 2015, which resulted in an $87.2 million decrease in depletable mining interests and depreciable property, plant and equipment, which results in lower depletion, depreciation and amortization in subsequent periods; partially offset by: • Revisions to life of mines at the end of 2015 accelerated depletion and depreciation rates applied to mining interests and property, plant and equipment depreciated under the units-of-production method. Life of mine estimates were reduced at the end of 2015 to reflect lower Reserves and Resources estimates with higher cut-off grades based on lower metal prices. 4. Mine operating earnings during the quarter increased $6.1 million from the fourth quarter of 2015 due to a $2.1 million decrease in cost of sales and $3.8 million lower depletion, depreciation and amortization expense. 5. In the fourth quarter of 2015, as a result of a decline in silver prices and the consequent adverse effect on the Company’s Reserves and Resources, an impairment loss of $108.4 million was recognized on certain of the Company’s operating mines and exploration projects. 6. Acquisition costs incurred in the fourth quarter of 2015 related to due diligence costs and closing fees associated with the acquisition of SilverCrest Mines Inc., which closed on October 1, 2015. 7. The changes to investment and other income or loss is primarily comprised of the following: • $0.4 million loss on investment in marketable securities, compared to a loss of $0.8 million in the fourth quarter of 2015; • $0.2 million loss on interest income and other compared to an income of $0.9 million; and • In the prior year there was a loss of $3.3 million on the fair value adjustment of prepayment facilities and a $1.1 million equity loss on investment in associates. 8. Finance costs decreased $0.4 million compared to the fourth quarter of 2015, primarily due to lower debt financing costs subsequent to the early settlement of BAML prepayment facilities in February 2016. 9. During the quarter, the Company recorded an income tax recovery of $0.3 million compared to an income tax recovery of $12.9 million in the fourth quarter of 2015. The $12.6 million reduction in income tax recovery was attributed to an increase in earnings before tax of $117.4 million, primarily related to a $108.4 million impairment loss recognized in the same quarter of the prior year. 10. As a result of the foregoing, net earnings for the quarter was $1.8 million (EPS of $0.01) compared to a loss of $103.0 million (Loss per share of $0.66) in the same quarter of the prior year.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year and quarter ended December 31, 2016

OVERVIEW OF FINANCIAL PERFORMANCE (continued)

For the year ended December 31, 2016 and 2015 (in thousands of dollars, except for per share amounts):

		Annual 2016		Annual 2015		Annual 2014	Variance % 2016 vs 2015	
Revenues	$	**278,077**	$	**219,444**	$	**245,473**	**27%**	(1)
Mine operating costs								
Cost of sales		149,281		135,674		154,843	10%	(2)
Depletion, depreciation and amortization		79,593		75,039		60,466	6%	(3)
		228,874		210,713		215,309		
Mine operating earnings		**49,203**		**8,731**		**30,164**	**464%**	(4)
General and administrative		17,747		17,004		19,393	4%	
Share-based payments		4,403		4,926		7,320	(11%)	
Impairment of non-current assets		—		108,421		101,950	(100%)	(5)
Acquisition costs		—		2,054		—	(100%)	(6)
Foreign exchange gain		(1,192)		(3,266)		(6,312)	(64%)	
Operating earnings (loss)		**28,245**		**(120,408)**		**(92,187)**	**123%**	
Investment and other income (loss)		5,209		(34)		18,627	15,421%	(7)
Finance costs		(7,963)		(5,810)		(7,377)	37%	(8)
Earnings (loss) before income taxes		**25,491**		**(126,252)**		**(80,937)**	**120%**	
Current income tax expense		8,346		2,200		7,682	279%	
Deferred income tax expense (recovery)		8,544		(20,028)		(27,171)	143%	
Income tax expense (recovery)		16,890		(17,828)		(19,489)	195%	(9)
Net earnings (loss) for the year	$	**8,601**	$	**(108,424)**	$	**(61,448)**	**108%**	(10)
Earnings (loss) per share (basic and diluted)	$	**0.05**	$	**(0.84)**	$	**(0.52)**	**106%**	(10)
Cash and cash equivalents	$	**129,049**	$	**51,018**	$	**40,345**		
Total assets	$	**857,175**	$	**789,700**	$	**771,342**		
Non-current liabilities	$	**185,902**	$	**155,780**	$	**172,587**		

1. **Revenues** in the year ended December 31, 2016 increased 27% compared to the previous year due to the following significant contributors:
   - ***Silver equivalent ounces sold*** increased by 16% compared to 2015, primarily attributed to incremental production from the Santa Elena mine, which was acquired in October 2015;
   - ***Average realized silver price*** increased by 7% from $16.06 per ounce in 2015 to $17.16 per ounce in the current year; and
   - ***Smelting and refining*** costs decreased from $28.3 million ($2.63 per ounce) to $22.0 million ($1.91 per ounce), despite a 16% increase in silver equivalent ounces sold. The savings were attributed to the new smelting and refining agreements effective July 1, 2016.
2. **Cost of sales** in the year increased 10% compared to 2015 as a result of the following factors:
   - ***Santa Elena Mine's first full year of operations under First Majestic***, compared to only one quarter in 2015. In 2016, Santa Elena produced 6.2 million silver equivalent ounces and added $42.7 million to the Company's cost of sales;

   partially offset by:
   - ***weakening of the Mexican pesos against the U.S. dollar***, as a significant portion of the Company's operating costs are incurred in Mexican pesos, which weakened by 18% against the U.S. dollar compared to the prior year; and
   - the Company's ***ongoing effort to reduce costs*** through headcount reductions, renegotiating contractors and suppliers contracts, and realizing efficiencies, which resulted in significant cost reductions in mining contractors, mineral haulage, diesel and explosives.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
100

MANAGEMENT'S dISCUSSION ANd ANALYSIS FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 101 OVERVIEw OF FINANCIAL PERFORMANCE (continued) 3. The increase in depletion, depreciation and amortization was attributed to a combination of the following: • full year of depletion, depreciation and amortization from the Santa Elena mine, compared to only one quarter in 2015. Santa Elena contributed $16.4 million to depletion, depreciation and amortization during the year ended December 31, 2016 compared to $4.2 million in the previous year; • Revisions to life of mines at the end of 2015 accelerated depletion and depreciation rates applied to mining interests and property, plant and equipment depreciated under the units-of-production method. Life of mine estimates were reduced at the end of 2015 to reflect lower Reserves and Resources estimates with higher cut-off grades based on lower metal prices; partially offset by: • Impairment charge on non-current assets recognized in the fourth quarter of 2015, which resulted in an $87.2 million decrease in depletable mining interests and depreciable property, plant and equipment, which results in lower depletion, depreciation and amortization in subsequent periods. 4. Mine operating earnings during the year ended December 31, 2016 increased $40.5 million from 2015 due to a $58.6 million increase in revenue, partially offset by a $13.6 million increase in cost of sales and $4.6 million higher depletion, depreciation and amortization. 5. In 2015, as a result of a decline in silver prices and the consequent adverse effect on the Company’s Reserves and Resources, the Company recognized an impairment loss of $108.4 million on certain of the Company’s operating mines and exploration projects. 6. Acquisition costs incurred in 2015 was related to due diligence costs and closing fees associated with the acquisition of SilverCrest Mines Inc., which closed on October 1, 2015. 7. The Company’s investment and other income or loss is primarily comprised of gains or losses on the following: • $6.3 million gain on investment in marketable securities; • $0.2 million in interest income and other; offset by: • $1.3 million loss on fair value adjustment of prepayment facilities, which contains commodity price swaps and call options on a portion of the Company’s lead and zinc production, prior to early settlement in February 2016. 8. Finance costs increased $2.2 million during the year ended December 31, 2016 compared to 2015, primarily due to a $3.5 million loss related to prepayment of interest expenses embedded in the early settlement of BAML prepayment facilities in February 2016, which resulted in accelerated interest and accretion expense plus call option payments. The debt restructuring improved the Company’s working capital by approximately $32.0 million at the time of the transaction. 9. During the year ended December 31, 2016, the Company recorded an income tax expense of $16.9 million compared to an income tax recovery of $17.8 million in the same period of 2015. The increase in income tax expense was attributed to: • a $151.7 million increase in earnings before income taxes, primarily due to a $108.4 million impairment loss recognized in the prior year; and • In November 2015, the Mexican Tax Authorities introduced a provision which enable companies to settle a portion of its tax deconsolidation liability against past loss carryforwards at a discounted rate of 15% as compared to the Mexican corporate tax rate of 30%. In March 2016, the Company elected to apply this new provision to reduce its deconsolidation tax liability by $14.7 million. As the Company was previously carrying these tax loss carryforwards as a deferred tax asset valued at $21.4 million, this effectively resulted in a one-time net $6.7 million deferred tax expense related to the value of tax loss carryforwards being written off during the period. Without the effect of this one-time adjustment, the Company’s income tax expense for the year ended December 31, 2016 was $9.4 million. 10. As a result of the foregoing, net earnings for the year ended December 31, 2016 was $8.6 million (EPS of $0.05), compared to a loss of $108.4 million (Loss per share of $0.84) in the prior year.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year and quarter ended December 31, 2016

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2016				2015			
Selected Financial Information	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$ 66,170	$ 79,326	$ 66,072	$ 66,509	$ 66,012	$ 44,673	$ 54,190	$ 54,569
Cost of sales	$ 37,346	$ 38,421	$ 36,252	$ 37,262	$ 39,479	$ 30,545	$ 33,314	$ 32,336
Depletion, depreciation and amortization	$ 18,881	$ 20,955	$ 19,879	$ 19,878	$ 22,651	$ 17,716	$ 17,435	$ 17,237
Mine operating earnings (loss)	$ 9,943	$ 19,950	$ 9,941	$ 9,369	$ 3,882	$ (3,588)	$ 3,441	$ 4,996
Net earnings (loss) after tax	$ 1,814	$ 8,115	$ 6,105	$ (7,433)	$ (102,961)	$ (1,780)	$ (2,578)	$ (1,105)
Earnings (loss) per share (basic)	$ 0.01	$ 0.05	$ 0.04	$ (0.05)	$ (0.66)	$ (0.01)	$ (0.02)	$ (0.01)
Earnings (loss) per share (diluted)	$ 0.01	$ 0.05	$ 0.04	$ (0.05)	$ (0.66)	$ (0.01)	$ (0.02)	$ (0.01)

During the fourth quarter of 2016, mine operating earnings decreased to $9.9 million compared to $20.0 million in the previous quarter. The decrease was primarily attributed to a 13% decrease in average realized silver price compared to the previous quarter. Net earnings after tax for the quarter was $1.8 million, a decrease of 78% compared to the previous quarter primarily due to the decrease in mine operating earnings.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

LIQUIDITY

As at December 31, 2016, the Company's treasury included cash and cash equivalents of $129.0 million compared to $51.0 million at December 31, 2015. Cash and cash equivalents is primarily comprised of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. As at December 31, 2016, total available liquidity, including $8.8 million of undrawn revolving credit facility, was $139.4 million.

Cash and cash equivalents increased by $78.0 million during the year. The Company's cash flows from operating, investing and financing activities during the year are summarized as follows:

- Cash provided from operating activities of $100.0 million;
- Cash provided by financing activities of $44.8 million, including:
  - $42.7 million net proceeds from the private placement completed in May 2016;
  - $49.9 million net proceeds from the new debt financing closed in February 2016;
  - $22.4 million proceeds from exercise of stock options;

  offset by

  - $31.6 million on repayment of prepayment facilities;
  - $15.0 million on repayment of SilverCrest's credit facility;
  - $10.2 million on repayment of lease obligations;
  - $6.9 million on financing costs; and
  - $6.3 million on repayment of debt facilities.
- Cash used in investing activities of $66.6 million, primarily related to:
  - $43.8 million spent on mine development and exploration activities;
  - $18.7 million spent on purchase of property, plant and equipment; and
  - $3.7 million spent on purchase of marketable securities.

Working capital as at December 31, 2016 was $130.6 million compared to $15.6 million at December 31, 2015. To improve the Company's working capital position and advance various expansionary projects, the Company completed a CAD$57.5 million private placement in May 2016 and closed a $60.0 million debt financing agreement in February 2016, consisting of a $35.0 million three year term loan and a $25.0 million revolving credit facility with a three year expiry. Additional improvement in working capital can also be attributed to improving metal prices and lower operating costs, which resulted in $107.3 million in operating cash flows generated before movements in working capital and taxes during the year ended December 31, 2016.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
102

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS (continued)

CAPITAL RESOURCES

The Company's objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company's Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants defined in the debt facilities. As at December 31, 2016 and December 31, 2015, the Company was fully in compliance with these covenants.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As at December 31, 2016, the Company's contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$ 28,194	$ 28,194	$ —	$ —	$ —
Debt facilities	51,587	14,545	37,042	—	—
Finance lease obligations	8,627	6,432	2,127	68	—
Other liabilities	2,741	—	2,741	—	—
Purchase obligations and commitments	2,777	1,577	500	700	—
	$ 93,926	**$ 50,748**	**$ 42,410**	**$ 768**	**$ —**

Management is of the view that the above contractual obligations and commitments will be sufficiently funded by current working capital, future operating cash flows, and available debt facilities as at the date of this MD&A.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

CREDIT RISK

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company's credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables (Note 12).

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through four international customers. Additionally, silver-lead concentrates and related base metal by-products are sold primarily through two international organizations with good credit ratings. Payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company's maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and contractual obligations.

Based on the Company's current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If commodity prices in the metal markets were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need further injection of capital to address its cash flow requirements.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
103

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year and quarter ended December 31, 2016

MANAGEMENT OF RISKS AND UNCERTAINTIES (continued)

CURRENCY RISK

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company's net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company's net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

							December 31, 2016
	Cash and cash equivalents	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$ 44,239	$ 391	$ 11,255	$ (1,558)	$ —	$ 54,327	$ 5,433
Mexican peso	7,877	9,729	—	(10,916)	14,000	20,690	2,069
	$ 52,116	**$ 10,120**	**$ 11,255**	**$ (12,474)**	**$ 14,000**	**$ 75,017**	**$ 7,502**

							December 31, 2015
	Cash and cash equivalents	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$ 1,980	$ 1,297	$ —	$ (1,027)	$ —	$ 2,250	$ 225
Mexican peso	1,894	20,643	—	(18,258)	3,675	7,954	795
	$ 3,874	**$ 21,940**	**$ —**	**$ (19,285)**	**$ 3,675**	**$ 10,204**	**$ 1,020**

COMMODITY PRICE RISK

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company's revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company's control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company's exposure to commodity price risk and their impact on net earnings:

					December 31, 2016
	Effect of +/- 10% change in metal prices				
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$ 468	$ 94	$ 223	$ 37	$ 822
Metals in doré and concentrates inventory	196	160	7	4	367
	$ 664	**$ 254**	**$ 230**	**$ 41**	**$ 1,189**

					December 31, 2015
	Effect of +/- 10% change in metal prices				
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$ 428	$ 44	$ 201	$ 77	$ 750
Metals in doré and concentrates inventory	174	198	36	18	426
Prepayment facilities	—	—	(2,833)	(480)	(3,313)
	$ 602	**$ 242**	**$ (2,596)**	**$ (385)**	**$ (2,137)**

MANAGEMENT'S DISCUSSION AND ANALYSIS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
104

MANAGEMENT'S dISCUSSION ANd ANALYSIS FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 105 MANAGEMENT OF RISKS ANd UNCERTAINTIES (continued) POLITICAL AND COUNTRY RISK First Majestic currently conducts foreign operations primarily in Mexico, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks. The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities. ENVIRONMENTAL AND HEALTH AND SAFETY RISKS The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition. CLAIMS AND LEGAL PROCEEDINGS RISKS The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations. Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects. In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $62.1 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at December 31, 2016, the Company has not accrued any of the remaining $62.1 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

M A N AGEMEN T 'S DISCUSSION A ND A N A LYSIS For the year and quarter ended December 31, 2016 MANAGEMENT'S dISCUSSION ANd ANALYSIS FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016 106 OTHER FINANCIAL INFORMATION SHARE REPURCHASE PROGRAM The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. No shares were repurchased during the year ended December 31, 2016 and year ended December 31, 2015 OFF-BALANCE SHEET ARRANGEMENTS At December 31, 2016, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes. RELATED PARTY DISCLOSURES Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. As at December 31, 2016, the Company has a $0.3 million (December 31, 2015 – $1.1 million) promissory notes receivable from First Mining Finance Corp., a related party, which was previously repayable on demand with an interest rate of 9% per annum. In July 2016, the Company entered into a settlement agreement with First Mining to settle $0.5 million of the balance in common shares of First Mining with a fair market value of $0.7 million, and the remaining balance in twelve equal monthly cash payments terminating in June 2017. There were no other significant transactions with related parties outside of the ordinary course of business during the year ended December 31, 2016. SUBSEqUENT EVENTS The following significant events occurred subsequent to December 31, 2016: a) 2,563,140 stock options with a five year expiry and an average exercise price of CAD$10.87 were granted; b) 505,897 stock options were exercised for proceeds of CAD$2.9 million; and c) 356,250 stock options were cancelled. Pursuant to the above subsequent events, the Company has 164,967,464 common shares outstanding as at the date on which this MD&A was approved and authorized for issue by the Board of Directors. ACCOUNTING POLICIES, JUdGMENTS ANd ESTIMATES CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates. Our significant accounting policies and accounting estimates are contained in the consolidated financial statements. Certain of these policies, such as, capitalization and depreciation of property, plant and equipment and mining interests, derivative instruments, decommissioning liabilities provisions, and business combinations involve critical accounting estimates because they require us to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions. FUTURE CHANGES IN ACCOUNTING POLICIES NOT YET EFFECTIVE AS AT DECEMBER 31, 2016 Revenue recognition In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of applying this standard, primarily reviewing its doré and concentrate sales agreements. The Company does not anticipate any changes in the gross amounts of revenue but the timing of revenue recognized may differ under the new standard if the timing of transfer of control to customers is deferred and/or if there are additional performance obligations which are currently not recognized separately, such as shipping and insurance services arranged by the Company on behalf of its customers. Financial instruments In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of applying this standard.

MANAGEMENT'S dISCUSSION ANd ANALYSIS FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 107 FUTURE CHANGES IN ACCOUNTING POLICIES NOT YET EFFECTIVE AS AT DECEMBER 31, 2016 (continued) Financial instruments (continued) The expected impact of applying this standard includes the potential designation of equity securities as financial assets at fair value through other comprehensive income, resulting in changes in fair value recognized in other comprehensive income. The new expected credit loss impairment model and reformed approach to hedge accounting is not expected to have a significant impact on the Company’s consolidated financial statements. Finance leases In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases (“IFRS 16”) which supersedes IAS 17 – Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted, if IFRS 16 – Revenue from Contracts with Customers, has also been applied. Upon the adoption of IFRS 16, the Company anticipates to record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more previously classified as operating leases on the Consolidated Balance Sheet at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest on lease liabilities will be recorded under IFRS 16 compared to the current standard. Additionally, a corresponding reduction in production costs is expected. Lastly, the Company expects a positive impact on operating cash flows with a corresponding increase in financing cash outflows under IFRS 16. The Company has not quantified these impacts at this time. NON-GAAP MEASURES The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted earnings per share”, “Cash flow per share” and “Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. CASH COST PER OUNCE, ALL-IN SUSTAINING COST PER OUNCE AND PRODUCTION COST PER TONNE Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. All-in sustaining cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures. AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations. The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.” Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year and quarter ended December 31, 2016

NON-GAAP MEASURES (continued)

The following tables provide a detailed reconciliation of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. dollars, except ounce and per ounce amounts)

	THREE MONTHS ENDED DECEMBER 31, 2016						
	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	**$ 9,685**	**$ 7,746**	**$ 6,427**	**$ 4,341**	**$ 4,357**	**$ 3,010**	**$ 35,566**
Add: transportation and other selling cost	81	(4)	134	227	78	128	644
Add: smelting and refining cost	170	111	1,330	1,913	99	880	4,503
Add: environmental duty and royalties cost	120	22	77	31	50	34	334
Total cash cost before by-product credits (B)	**$ 10,056**	**$ 7,875**	**$ 7,968**	**$ 6,512**	**$ 4,584**	**$ 4,052**	**$ 41,047**
Deduct: By-product credits attributed to							
Gold by-product credits	(11,002)	(27)	(235)	–	(1,044)	(2,288)	(14,596)
Lead by-product credits	–	–	(1,767)	(5,596)	–	–	(7,363)
Zinc by-product credits	–	–	(1,199)	–	–	–	(1,199)
Total by-product credits	**$ (11,002)**	**$ (27)**	**$ (3,201)**	**$ (5,596)**	**$ (1,044)**	**$ (2,288)**	**$ (23,158)**
Total cash cost (C)	**$ (946)**	**$ 7,848**	**$ 4,767**	**$ 916**	**$ 3,540**	**$ 1,764**	**$ 17,889**
Workers' Participation	–	6	65	414	344	(37)	793
General and administrative expenses	–	–	–	–	–	–	4,639
Share-based payments	–	–	–	–	–	–	1,097
Accretion of decommissioning liabilities	32	46	30	34	32	19	193
Sustaining capital expenditures	2,096	1,452	2,292	1,385	1,186	1,897	10,925
All-In Sustaining Costs (D)	**$ 1,182**	**$ 9,352**	**$ 7,154**	**$ 2,749**	**$ 5,102**	**$ 3,643**	**$ 35,536**
Payable silver ounces produced (E)	**659,216**	**565,659**	**466,385**	**326,209**	**509,913**	**227,798**	**2,755,180**
Tonnes milled (F)	**257,771**	**235,039**	**153,309**	**82,767**	**76,848**	**38,422**	**844,155**
Total cash cost per ounce, before by-product credits (B/E)	**$ 2.81**	**$ 13.88**	**$ 11.77**	**$ 6.73**	**$ 7.49**	**$ 10.34**	**$ 15.82**
Total cash cost per ounce (C/E)	**$ (1.43)**	**$ 13.87**	**$ 10.22**	**$ 2.80**	**$ 6.94**	**$ 7.73**	**$ 6.49**
All-in sustaining cost per ounce (D/E)	**$ 1.79**	**$ 16.53**	**$ 15.34**	**$ 8.42**	**$ 10.01**	**$ 15.98**	**$ 12.90**
Production cost per tonne (A/F)	**$ 37.57**	**$ 32.96**	**$ 41.92**	**$ 52.45**	**$ 56.70**	**$ 78.31**	**$ 42.13**
Gold by-product credits per ounce	$ (4.24)	$ (0.01)	$ (0.11)	$ –	$ (0.55)	$ (2.61)	$ (1.26)
Lead by-product credits per ounce	–	–	(0.86)	(3.93)	–	–	(0.64)
Zinc by-product credits per ounce	–	–	(0.58)	–	–	–	(0.10)
Total by-product credits per ounce	**$ (4.24)**	**$ (0.01)**	**$ (1.55)**	**$ (3.93)**	**$ (0.55)**	**$ (2.61)**	**$ (2.00)**

MANAGEMENT'S DISCUSSION AND ANALYSIS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
108

NON-GAAP MEASURES (continued)

(expressed in thousands of U.S. dollars, except ounce and per ounce amounts)

THREE MONTHS ENDED DECEMBER 31, 2015

	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$ 11,318	$ 7,487	$ 5,829	$ 5,042	$ 4,523	$ 2,408	$ 36,607
Add: transportation and other selling cost	92	146	574	282	110	111	1,315
Add: smelting and refining cost	307	218	3,422	1,828	107	888	6,771
Add: environmental duty and royalties cost	144	—	59	25	39	28	295
Total cash cost before by-product credits (B)	$ 11,861	$ 7,851	$ 9,884	$ 7,177	$ 4,779	$ 3,435	$ 44,988
Deduct: By-product credits attributed to							
Gold by-product credits	(13,773)	(24)	(160)	—	(1,291)	(1,802)	(17,050)
Lead by-product credits	—	—	(2,803)	(4,270)	—	—	(7,073)
Zinc by-product credits	—	—	(2,932)	—	—	—	(2,932)
Total by-product credits	$ (13,773)	$ (24)	$ (5,895)	$ (4,270)	$ (1,291)	$ (1,802)	$ (27,055)
Total cash cost (C)	$ (1,912)	$ 7,827	$ 3,989	$ 2,907	$ 3,488	$ 1,633	$ 17,933
Workers' Participation	—	(2)	—	—	65	—	63
General and administrative expenses	—	—	—	—	—	—	4,334
Share-based payments	—	—	—	—	—	—	766
Accretion of decommissioning liabilities	93	51	36	36	36	18	270
Sustaining capital expenditures	2,786	2,286	1,519	606	1,172	1,657	10,141
All-In Sustaining Costs (D)	$ 967	$ 10,162	$ 5,544	$ 3,549	$ 4,761	$ 3,308	$ 33,507
Payable silver ounces produced (E)	672,959	711,201	555,539	313,720	484,742	232,391	2,970,551
Tonnes milled (F)	254,625	242,109	149,504	111,448	83,442	42,249	883,377
Total cash cost per ounce, before by-product credits (B/E)	$ 17.63	$ 11.03	$ 17.79	$ 22.87	$ 9.86	$ 14.77	$ 15.15
Total cash cost per ounce (C/E)	$ (2.84)	$ 11.00	$ 7.18	$ 9.25	$ 7.20	$ 7.02	$ 6.04
All-in sustaining cost per ounce (D/E)	$ 1.44	$ 14.29	$ 9.98	$ 11.30	$ 9.83	$ 14.24	$ 11.28
Production cost per tonne (A/F)	$ 44.45	$ 30.92	$ 38.99	$ 45.22	$ 54.22	$ 57.02	$ 41.44
Gold by-product credits per ounce	$ (20.47)	$ (0.03)	$ (0.29)	$ —	$ (2.66)	$ (7.75)	$ (5.74)
Lead by-product credits per ounce	—	—	(5.04)	(13.62)	—	—	(2.38)
Zinc by-product credits per ounce	—	—	(5.28)	—	—	—	(0.99)
Total by-product credits per ounce	$ (20.47)	$ (0.03)	$ (10.61)	$ (13.62)	$ (2.66)	$ (7.75)	$ (9.11)

MANAGEMENT'S DISCUSSION AND ANALYSIS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
109

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year and quarter ended December 31, 2016

NON-GAAP MEASURES (continued)

(expressed in thousands of U.S. dollars, except ounce and per ounce amounts)	YEAR ENDED DECEMBER 31, 2016						
	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	**$ 41,503**	**$ 29,172**	**$ 23,725**	**$ 17,418**	**$ 17,460**	**$ 12,055**	**$ 141,333**
Add: transportation and other selling cost	386	362	1,083	1,045	419	461	3,756
Add: smelting and refining cost	703	700	8,735	8,221	411	3,244	22,014
Add: environmental duty and royalties cost	497	95	333	140	189	135	1,389
Total cash cost before by-product credits (B)	**$ 43,089**	**$ 30,329**	**$ 33,876**	**$ 26,824**	**$ 18,479**	**$ 15,895**	**$ 168,492**
Deduct: By-product credits attributed to							
Gold by-product credits	(48,509)	(119)	(795)	—	(5,052)	(9,565)	(64,040)
Lead by-product credits	—	—	(8,536)	(18,672)	—	—	(27,208)
Zinc by-product credits	—	—	(8,902)	—	—	—	(8,902)
Total by-product credits	**$ (48,509)**	**$ (119)**	**$ (18,233)**	**$ (18,672)**	**$ (5,052)**	**$ (9,565)**	**$ (100,150)**
Total cash cost (C)	**$ (5,420)**	**$ 30,210**	**$ 15,643**	**$ 8,152**	**$ 13,427**	**$ 6,330**	**$ 68,342**
Workers' Participation	$ —	$ 238	$ 332	$ 499	$ 689	$ 149	$ 1,907
General and administrative expenses	—	—	—	—	—	—	16,988
Share-based payments	—	—	—	—	—	—	4,403
Accretion of decommissioning liabilities	139	200	128	146	135	81	829
Sustaining capital expenditures	9,891	3,753	5,493	3,472	3,611	5,120	32,264
All-In Sustaining Costs (D)	**$ 4,610**	**$ 34,401**	**$ 21,596**	**$ 12,269**	**$ 17,862**	**$ 11,680**	**$ 124,733**
Payable silver ounces produced (E)	**2,594,639**	**2,695,690**	**2,063,392**	**1,422,523**	**1,901,060**	**875,967**	**11,553,271**
Tonnes milled (F)	**988,060**	**881,075**	**610,509**	**337,020**	**297,802**	**155,696**	**3,270,162**
Total cash cost per ounce, before by-product credits (B/E)	**$ 16.61**	**$ 11.25**	**$ 16.42**	**$ 18.85**	**$ 9.73**	**$ 18.15**	**$ 14.59**
Total cash cost per ounce (C/E)	**$ (2.09)**	**$ 11.21**	**$ 7.58**	**$ 5.72**	**$ 7.07**	**$ 7.23**	**$ 5.92**
All-in sustaining cost per ounce (D/E)	**$ 1.78**	**$ 12.76**	**$ 10.47**	**$ 8.61**	**$ 9.40**	**$ 13.33**	**$ 10.79**
Production cost per tonne (A/F)	**$ 42.00**	**$ 33.11**	**$ 38.85**	**$ 51.67**	**$ 58.64**	**$ 77.43**	**$ 43.22**
Gold by-product credits per ounce	$ (18.70)	$ (0.04)	$ (0.39)	$ —	$ (2.66)	$ (10.92)	$ (5.54)
Lead by-product credits per ounce	—	—	(4.14)	(13.13)	—	—	(2.36)
Zinc by-product credits per ounce	—	—	(4.31)	—	—	—	(0.77)
Total by-product credits per ounce	**$ (18.70)**	**$ (0.04)**	**$ (8.84)**	**$ (13.13)**	**$ (2.66)**	**$ (10.92)**	**$ (8.67)**

MANAGEMENT'S DISCUSSION AND ANALYSIS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
110

NON-GAAP MEASURES (continued)

(expressed in thousands of U.S. dollars, except ounce and per ounce amounts)

YEAR ENDED DECEMBER 31, 2015

	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$ 11,319	$ 31,292	$ 28,276	$ 25,474	$ 19,834	$ 9,268	$ 125,463
Add: transportation and other selling cost	92	552	2,008	1,668	442	475	5,237
Add: smelting and refining cost	307	909	11,903	11,003	561	3,591	28,274
Add: environmental duty and royalties cost	144	121	350	198	222	115	1,150
Total cash cost before by-product credits (B)	$ 11,862	$ 32,874	$ 42,537	$ 38,343	$ 21,059	$ 13,449	$ 160,124
Deduct: By-product credits attributed to							
Gold by-product credits	(13,773)	(99)	(934)	—	(6,642)	(7,306)	(28,754)
Lead by-product credits	—	—	(7,957)	(25,074)	—	—	(33,031)
Zinc by-product credits	—	—	(13,666)	—	—	—	(13,666)
Total by-product credits	$ (13,773)	$ (99)	$ (22,557)	$ (25,074)	$ (6,642)	$ (7,306)	$ (75,451)
Total cash cost (C)	$ (1,911)	$ 32,775	$ 19,980	$ 13,269	$ 14,417)	$ 6,143	$ 84,673
Workers' Participation	—	197	—	—	336	—	533
General and administrative expenses	—	—	—	—	—	—	16,221
Share-based payments	—	—	—	—	—	—	4,926
Accretion of decommissioning liabilities	93	213	152	150	149	79	836
Sustaining capital expenditures	2,786	8,315	8,601	5,070	6,250	5,802	37,289
All-In Sustaining Costs (D)	$ 968	$ 41,500	$ 28,733	$ 18,489	$ 21,152	$ 12,024	$ 144,478
Payable silver ounces produced (E)	672,958	2,519,666	2,231,444	2,142,105	2,293,524	895,684	10,755,381
Tonnes milled (F)	254,625	851,567	667,702	555,564	349,193	174,003	2,852,654
Total cash cost per ounce, before by-product credits (B/E)	$ 17.63	$ 13.05	$ 19.06	$ 17.90	$ 9.19	$ 15.02	$ 14.89
Total cash cost per ounce (C/E)	$ (2.84)	$ 13.01	$ 8.95	$ 6.19	$ 6.29	$ 6.86	$ 7.87
All-in sustaining cost per ounce (D/E)	$ 1.44	$ 16.47	$ 12.88	$ 8.63	$ 9.22	$ 13.42	$ 13.43
Production cost per tonne (A/F)	$ 44.45	$ 36.75	$ 42.35	$ 45.85	$ 56.80	$ 53.27	$ 43.98
Gold by-product credits per ounce	$ (20.47)	$ (0.04)	$ (0.42)	$ —	$ (2.90)	$ (8.16)	$ (2.67)
Lead by-product credits per ounce	—	—	(3.57)	(11.71)	—	—	(3.08)
Zinc by-product credits per ounce	—	—	(6.12)	—	—	—	(1.27)
Total by-product credits per ounce	$ (20.47)	$ (0.04)	$ (10.11)	$ (11.71)	$ (2.90)	$ (8.16)	$ (7.02)

MANAGEMENT'S DISCUSSION AND ANALYSIS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
111

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year and quarter ended December 31, 2016

NON-GAAP MEASURES (continued)

AVERAGE REALIZED SILVER PRICE PER OUNCE

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,	
	2016	2015	2016	2015
Revenues as reported	**$ 66,170**	**$ 66,012**	**$ 278,077**	**$ 219,444**
Add back: smelting and refining charges	4,502	6,771	22,014	28,275
Gross revenues	**70,672**	**72,783**	**300,091**	**247,719**
Less: Sandstorm gold revenues	(798)	(736)	(3,592)	(736)
Gross revenues, excluding Sandstorm (A)	**$ 69,874**	**$ 72,047**	**$ 296,499**	**$ 246,983**
Payable equivalent silver ounces sold	4,245,091	4,890,237	18,015,866	15,534,860
Less: Payable equivalent silver ounces sold to Sandstorm	(158,228)	(154,196)	(739,246)	(154,196)
Payable equivalent silver ounces sold, excluding Sandstorm (B)	**4,086,863**	**4,736,041**	**17,276,620**	**15,380,664**
Average realized price per ounce of silver sold (A/B)[1]	**$ 17.10**	**$ 15.21**	**$ 17.16**	**$ 16.06**
Average market price per ounce of silver per COMEX	$ 17.12	$ 14.75	$ 17.10	$ 15.68

(1) Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to fourth-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

ADJUSTED EARNINGS PER SHARE ("ADJUSTED EPS")

The Company uses the financial measure "Adjusted EPS" to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of net earnings as reported in the Company's consolidated financial statements to adjusted net earnings and Adjusted EPS.

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,	
	2016	2015	2016	2015
Net earnings (loss) as reported	**$ 1,814**	**$ (102,961)**	**$ 8,601**	**$ (108,424)**
Adjustments for non-cash or unusual items:				
Impairment of mining interests and goodwill	—	108,421	—	108,421
Deferred income tax (recovery) expense	(5,216)	(13,586)	8,544	(20,028)
Share-based payments	1,097	766	4,403	4,926
Loss (gain) from investment in derivatives and marketable securities	411	838	(6,281)	634
Loss from fair value adjustment of prepayment facilities	—	3,264	1,255	1,202
Recovery (write-down) of mineral inventory	520	504	(374)	(525)
Gain from value added tax settlement	—	(270)	—	(270)
Loss on early settlement of prepayment facilities	—	—	3,506	—
Adjusted net (loss) earnings	**$ (1,374)**	**$ (3,024)**	**$ 19,654**	**$ (14,064)**
Weighted average number of shares on issue – basic	164,395,202	155,202,963	160,874,038	129,117,653
Adjusted EPS	**$ (0.01)**	**$ (0.02)**	**$ 0.12**	**$ (0.11)**

MANAGEMENT'S DISCUSSION AND ANALYSIS
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
112

MANAGEMENT'S dISCUSSION ANd ANALYSIS FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 113 NON-GAAP MEASURES (continued) CASH FLOW PER SHARE Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period. THREE MONTHS ENDED DECEMBER 31, YEAR ENDED DECEMBER 31, 2016 2015 2016 2015 Operating Cash Flows before Working Capital and Taxes $ 23,430 $ 17,541 $ 107,275 $ 59,739 Weighted average number of shares on issue – basic 164,395,202 155,202,963 160,874,038 129,117,653 Cash Flow per Share $ 0.14 $ 0.11 $ 0.67 $ 0.46 WORKING CAPITAL AND AVAILABLE LIQUIDITY Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company’s working capital and undrawn revolving credit facility. DECEMBER 31, 2016 DECEMBER 31, 2015 Current Assets $ 180,199 $ 104,785 Less: Current Liabilities (49,572) (89,201) Working Capital $ 130,627 $ 15,584 Available Undrawn Revolving Credit Facility 8,782 — Available Liquidity $ 139,409 $ 15,584 AddITIONAL GAAP MEASURES The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used: MINE OPERATING EARNINGS Mine operating earnings represents the difference between revenue less mine operating costs. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production. OPERATING CASH FLOWS BEFORE WORKING CAPITAL AND TAXES Operating cash flows before working capital and taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt. The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies. MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING DISCLOSURE CONTROLS AND PROCEDURES The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2016, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

M A N AGEMEN T 'S DISCUSSION A ND A N A LYSIS For the year and quarter ended December 31, 2016 MANAGEMENT'S dISCUSSION ANd ANALYSIS FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016 114 MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING (continued) INTERNAL CONTROL OVER FINANCIAL REPORTING The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that: • maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company; • provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS; • provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and • provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements. The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. The Company’s management evaluated the effectiveness of our ICFR based upon the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2016. The Company’s independent registered public accounting firm, Deloitte LLP, have audited the Consolidated Annual Financial Statements included in this annual report and have issued an attestation report dated February 21, 2017 on the Company’s internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. LIMITATIONS OF CONTROLS AND PROCEDURES The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. CAUTIONARY STATEMENTS CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS Certain information contained herein this MD&A constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

MANAGEMENT'S dISCUSSION ANd ANALYSIS FIRST MAJESTIC S ILVER CORP. ANNUAL REPORT 2016 115 CAUTIONARY STATEMENTS (continued) CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services and Jesus Velador, Ph.D., Director of Exploration, are certified QPs for the Company. Ramon Mendoza has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com. CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND RESOURCES This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder. ADDITIONAL INFORMATION Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2016 , is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

CORPORATE INFORMATION

BOARD OF DIRECTORS AND OFFICERS

KEITH NEUMEYER
President, Chief Executive Officer & Director

DUSTIN VANDOORSELAERE, B.SC., B.ENG.
Chief Operating Officer

RAYMOND POLMAN, CPA, CA
Chief Financial Officer

MARTIN PALACIOS, MBA, CMC
Chief Transformation Officer

CONNIE LILLICO, BA
Corporate Secretary

SALVADOR GARCIA, B.MIN. ING.
Country Manager

DOUGLAS PENROSE, B.COMM., CPA, CA[1,3]
Chairman & Director

ROBERT MCCALLUM, B.SC., P.ENG.[1,2,3]
Director

TONY PEZZOTTI[1,2]
Director

DAVID A. SHAW, PH.D[2,3]
Director

MARJORIE CO, B.SC., LLB, MBA
Director

1. Audit Committee
2. Compensation and Nominating Committee
3. Corporate Governance Committee

CORPORATE HEADQUARTERS

#1800 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2

tel: 604.688.3033
fax: 604.639.8873
toll free: 1.866.529.2807

info@firstmajestic.com
www.firstmajestic.com

TRANSFER AGENT
Computershare Trust Company of Canada
510 Burrard Street, 3rd Floor,
Vancouver, B.C. Canada V6C 3B9
tel: 604.661.9400 fax: 604.661.9401

LEGAL ADVISORS
McCullough O'Connor Irwin LLP
2600 Oceanic Plaza
1066 West Hastings Street
Vancouver, B.C. Canada V6E 3X1

INDEPENDENT AUDITORS
Deloitte LLP
P.O. Box 49279, Four Bentall Centre
2800 – 1055 Dunsmuir Street
Vancouver, B.C. Canada V7X 1P4

INVESTOR RELATIONS CONTACT
info@firstmajestic.com
tel: 604.688.3033
toll free: 1.866.529.2807
(North America only)

TODD ANTHONY, MBA
Vice President of Investor Relations

JILL ARIAS
Vice President of Marketing
@FMSilverCorp

BULLION SALES
sales@firstmajestic.com
@FMBullion

ANNUAL GENERAL MEETING

Date:
Thursday, May 25, 2017

Time:
10:00 am, The Sutton Place Hotel
845 Burrard Street
Vancouver, B.C. Canada V6Z 2K6

MARKET INFORMATION TRADING SYMBOLS

TSX	NYSE	FSE	BMV
FR	**AG**	**FMV**	**AG**

CORPORATE INFORMATION
FIRST MAJESTIC SILVER CORP. ANNUAL REPORT 2016
116

Vancouver-based First Majestic Silver Corp. owns and operates six silver mines in Mexico with two advanced-stage projects in our development pipeline. Our primary goal is to reach annual silver production exceeding 20 million ounces. Over the Company’s 14-year history, First Majestic has forged a reputation for exceptional management, rapid growth and industry innovation while passionately supporting the communities and regions that host our operations. We owe our success to the First Majestic Family, a close-knit team that includes some of the industry’s top talent in mining, geology, technology and human resources. ABOUT THE COVER: Our cover diagram represents the atomic structure of silver—a metal optimized for electrical and thermal conductivity. The First Majestic logo sits at the centre, or nucleus, where the atom contains 47 protons and electrons thus giving silver its atomic number of 47. Surrounding the nucleus are 61 electrons situated in five shells, or energy levels. It is this configuration that gives silver its attractiveness, rarity and optimum properties for industry and technology. This is what makes silver so valuable today and so essential for the future of a rapidly changing world.

FIR S T M AJE S TIC S ILVE R C O R P. 20 1 6 AN N U AL R E P O R T CHALLENGES MET, OBJECTIVES BEING REALIZED.